Elizabeth Arden
NEW YORK

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be Held on November 7, 2012

The annual meeting of shareholders of Elizabeth Arden, Inc. will be held on Wednesday, November 7, 2012, at 10:00 a.m., local time, at our corporate office located at 2400 S.W. 145th Avenue, 2nd Floor, Miramar, Florida 33027, for the following purposes, as described in the attached proxy statement:

1. To elect as directors the seven nominees named in the accompanying Proxy Statement to serve until the next annual meeting of shareholders or until their successors are duly elected and qualified;
2. To approve, on an advisory basis, the compensation of our named executive officers as disclosed in the attached proxy statement;
3. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2013;
4. To consider a shareholder proposal regarding transparency involving the use of animals in product testing, if properly presented at the meeting; and
5. To transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

The board of directors has fixed the close of business on September 12, 2012, as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting and at any adjournment or postponement of that meeting. Only shareholders of record at the close of business on that date will be entitled to vote at the annual meeting. For 10 days prior to the annual meeting and during the annual meeting, a list of shareholders entitled to vote will be available for inspection at our corporate office located at 2400 S.W. 145th Avenue, 2nd Floor, Miramar, Florida 33027.

It is important that your shares be represented at the annual meeting regardless of how many shares you own. Whether or not you intend to be present at the annual meeting in person, we urge you to complete, date and sign the enclosed proxy card and return it in the envelope provided for that purpose. Many shareholders who hold their shares in the street name of a bank or brokerage firm may have the option to vote by telephone or the Internet. We urge you to vote by telephone or the Internet, if possible, since your vote will be recorded quickly and there is no risk that postal delays will cause your vote to arrive late and therefore not be counted. See your proxy card for further instructions on voting. Voting by mail, by telephone or through the Internet will not prevent you from voting in person at the meeting. If you attend the meeting, you may revoke your proxy and vote your shares in person even if you have previously completed and returned the enclosed proxy card or voted by telephone or through the Internet. Also, you may revoke your proxy by written notice sent to the attention of Secretary, Elizabeth Arden, Inc., or by delivery of a later-dated proxy at any time before it is voted.

By Order of the Board of Directors

OSCAR E. MARINA
Secretary

Miramar, Florida
October 9, 2012

YOU ARE URGED TO COMPLETE, DATE, SIGN AND PROMPTLY MAIL THE ENCLOSED PROXY IN THE ACCOMPANYING POSTAGE-FREE ENVELOPE OR TO VOTE BY TELEPHONE OR THE INTERNET WHERE POSSIBLE. THE PROXY IS REVOCABLE AT ANY TIME PRIOR TO ITS USE.

ELIZABETH ARDEN, INC.

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 7, 2012

General

This proxy statement is being furnished to holders of common stock, par value $.01 per share, of Elizabeth Arden, Inc., in connection with the solicitation of proxies by our board of directors for use at our annual meeting of shareholders to be held at our corporate office located at 2400 S.W. 145th Avenue, 2nd Floor, Miramar, Florida 33027, at 10:00 a.m., local time, on November 7, 2012, and at any adjournment or postponement of the meeting, for the purposes set forth in the accompanying notice of meeting.

It is anticipated that our annual report for the fiscal year ended June 30, 2012 (fiscal 2012), this proxy statement and the accompanying form of proxy card will be first mailed to our shareholders on or about October 9, 2012. The annual report is not to be regarded as proxy soliciting material.

Outstanding Shares and Voting Rights

Only holders of record of our common stock at the close of business on September 12, 2012, are entitled to notice of and to vote at the annual meeting. On that date, there were 29,583,056 shares of common stock entitled to vote on each matter to be presented at the annual meeting. Holders of our common stock have one vote per share on all matters.

A majority of the shares of our common stock entitled to vote on a matter, represented in person or by proxy, will constitute a quorum for action on a matter at the annual meeting. Abstentions and broker non-votes are counted as present and entitled to vote for purposes of determining the presence of a quorum at the annual meeting. A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a particular proposal because that holder of record does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers (or other custodians with record title to your shares held in street name) that do not receive instructions from beneficial owners may only exercise their discretionary voting power with respect to the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending June 30, 2013, and may not exercise their discretionary voting power with respect to any of the other proposals to be voted on at the annual meeting. Accordingly, if you do not instruct your broker how to vote on (i) the election of directors, (ii) the advisory vote on our executive officer compensation, or (iii) the shareholder proposal, if properly presented at the meeting, your broker will **not** vote for you.

Our by-laws provide that, if a quorum is present at a meeting of shareholders, each director and each matter presented for shareholder approval is elected or approved by our shareholders, as applicable, if the votes cast at the meeting in favor of the director or such matter exceed the votes cast against such director or matter, except as otherwise provided by our articles of incorporation or applicable law. Consequently, the number of shares of common stock represented in person or by proxy, and entitled to vote at the meeting, that are voted in favor of the election of each director, the approval of the resolution regarding the advisory vote on our named executive officer compensation, the proposed ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending June 30, 2013, and the shareholder proposal, if properly presented at the meeting, must exceed the number of shares voted against the approval of such matter in order for each director to be elected and for each such proposal to be approved by our shareholders. Abstentions from voting, as well as broker non-votes, if any, are not treated as votes cast and, therefore, will have no effect on any of the proposals to be voted on at the annual meeting.

Shares represented by a properly executed proxy received in time to permit its use at the annual meeting or any adjournment or postponement of this meeting, and not revoked, will be voted in accordance with the instructions indicated therein. If no instructions are indicated, the shares represented by the proxy will be voted:

- FOR the election of all of the nominees for director named in this Proxy Statement (Proposal 1);
- FOR the approval, on an advisory basis, of the compensation of our named executive officers (Proposal 2);
- FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for our fiscal year ending June 30, 2013 (Proposal 3); and
- AGAINST, the shareholder proposal, if properly presented at the meeting (Proposal 4); and
- in the discretion of the proxy holders as to any other matter that may properly come before the annual meeting and any adjournment or postponement thereof.

You are requested, regardless of the number of shares that you hold, to sign the proxy and return it promptly in the enclosed envelope, or, if permitted by your bank, brokerage firm or other custodian, to vote by telephone or through the Internet. If you are a beneficial holder of our common stock, you should follow the voting instructions you will receive with our proxy materials from your broker, bank or other custodian. If you want to change your voting instructions, you must contact your custodian as directed in the instructions they provide. Each shareholder giving a proxy has the power to revoke it at any time before it is voted by written notice sent to the attention of Secretary, Elizabeth Arden, Inc., or by delivery of a later-dated proxy. Voting by mail, by telephone or through the Internet will not prevent you from voting in person at the meeting. If you attend the meeting, you may revoke your proxy and vote your shares in person even if you have previously completed and returned the enclosed proxy card or voted by telephone or through the Internet. If you hold shares through a bank or in a brokerage account and you plan to attend and vote in person at the annual meeting, you will need to bring valid photo identification, a copy of a statement reflecting your share ownership as of the record date, and a legal proxy from your bank, broker or other custodian. This is because shareholders who hold shares of our common stock through banks, brokers or other nominees are not entitled to vote under applicable state law and therefore need to obtain proxy voting authority from their custodians if they wish to vote in person at the meeting.

NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders of Elizabeth Arden, Inc. to be held on November 7, 2012: This proxy statement, the notice of annual meeting of shareholders, a sample form of the proxy sent or given to our shareholders, and our 2012 annual report are available on our website at *http://annualmeeting.elizabetharden.com.*

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 17, 2012 (except as noted below), (i) the ownership of common stock by all persons known by us to own beneficially more than 5% of the outstanding shares of our common stock and (ii) the beneficial ownership of common stock by (a) each of our directors and nominees for director, (b) the chief executive officer and each of the other named executive officers as set forth in the Fiscal 2012 Summary Compensation Table below, and (c) all of our directors and current executive officers as a group, without naming them. The percentage of beneficial ownership set forth below is based on 29,589,090 shares of our common stock outstanding on September 17, 2012.

Name and Address of Beneficial Owner[(1)]	Amount and Nature of Beneficial Ownership[(2)]	Percentage of Class[(2)]
E. Scott Beattie[(3)]	1,721,180	5.7%
Fred Berens[(4)]	855,469	2.9%
Maura J. Clark[(5)]	41,000	*
Richard C. W. Mauran[(6)]	1,555,071	5.2%
William M. Tatham[(7)]	72,336	*
J. W. Nevil Thomas[(8)]	168,386	*
A. Salman Amin[(9)]	0	--
Joel B. Ronkin[(10)]	260,360	*
Stephen J. Smith[(11)]	257,591	*
Dirk Trappmann[(12)]	3,266	*
Kathleen Widmer[(13)]	17,111	*
M&G Investment Management Limited and M&G Investment Funds 1[(14)]	4,049,186	13.6%
FMR LLC [(15)]	1,880,570	6.4%
Wellington Management Company, LLP [(16)]	1,761,652	6.0%
All directors and executive officers as a group (14 persons)[(17)]	5,162,721	16.7%

* Less than one percent of the class.

(1) Except as otherwise noted below, the address of each of the persons shown in the above table is c/o Elizabeth Arden, Inc., 2400 S.W. 145 Avenue, 2nd Floor, Miramar, Florida 33027.

(2) Includes, where applicable, shares of common stock issuable upon the exercise of options to acquire common stock held by such person that may be exercised within 60 days after September 17, 2012. Also includes unvested shares of service-based restricted stock ("SBRS"), as to which such person has voting power, but no dispositive power. Unless otherwise indicated, we believe that all persons named in the table above have sole voting power and/or investment power with respect to all shares of common stock beneficially owned by them.

(3) Includes (i) 1,031,112 shares of common stock, (ii) 18,568 shares of SBRS, (iii) 50,000 shares of common stock held in a family trust for which Mr. Beattie's spouse is the trustee, and (iv) 621,500 shares of common stock issuable upon the exercise of stock options. Of these shares of common stock, 1,031,112 shares are held by brokers in margin accounts, regardless of whether loans are outstanding.

(4) Includes (i) 812,269 shares of common stock, (ii) 200 shares of common stock held in custodial accounts for Mr. Berens' children, and (iii) 43,000 shares of common stock issuable upon the exercise of stock options. Of these shares of common stock, 812,269 shares are held by brokers in margin accounts, regardless of whether loans are outstanding. The address of Mr. Berens is 333 Avenue of the Americas, Suite 4600, Miami, Florida 33131.

(5) Includes (i) 10,000 shares of common stock and (ii) 31,000 shares of common stock issuable upon the exercise of stock options. The address of Ms. Clark is 1001 Liberty Avenue, Suite 1200, Pittsburgh, PA 15222.

(6) Includes (i) 1,508,071 shares of common stock owned by Sloan Financial Corporation, a company controlled by Mr. Mauran, and (ii) 47,000 shares of common stock issuable upon the exercise of stock options. The address of Mr. Mauran is 31 Burton Court, Franklins Row, London SW3, England. Of these shares of common stock, 1,508,071 shares are held by brokers in margin accounts, regardless of whether loans are outstanding.

(7) Includes (i) 8,831 shares of common stock owned individually by Mr. Tatham, (ii) 4,555 shares of common stock owned by Mr. Tatham's spouse, (iii) 950 shares of common stock owned by a family holding company of which Mr. Tatham is president and director, and (iv) 58,000 shares of common stock issuable upon the exercise of stock options. Mr. Tatham disclaims beneficial ownership as to the shares of common stock owned by his spouse and the family holding company. The address of Mr. Tatham is 4101 Yonge Street, Suite 706, Toronto, Ontario M2P 1N6, Canada.

(8) Includes (i) 9,690 shares of common stock owned individually by Mr. Thomas, (ii) 6,202 shares of common stock owned by Sandringham Capital Services Corp., a company controlled by Mr. Thomas, (iii) 86,238 shares of common stock held by Nevcorp, Inc., a company for which Mr. Thomas serves as Chief Executive Officer with voting and investment control over the shares, and which is owned by Mayfront Trust, of which Mr. Thomas and two of his children are trustees, (iv) 23,256 shares of common stock owned by S.E.T. Holdings Corporation, a corporation controlled by Mr. Thomas, and (v) 43,000 shares of common stock issuable upon the exercise of stock options. Of these shares of common stock, 115,696 shares are held by brokers in margin accounts, regardless of whether loans are outstanding. The address of Mr. Thomas is 130 Adelaide Street West, Oxford Tower, Suite 2900, Toronto, Ontario M5H 3P5, Canada.

(9) The address of Mr. Amin is 700 Anderson Hill Road, Purchase, NY, 10577.

(10) Includes (i) 86,360 shares of common stock, (ii) 8,367 shares of SBRS, (iii) 165,133 shares of common stock issuable upon the exercise of stock options, and (iv) 500 shares held in a trust, of which Mr. Ronkin is the trustee, for the benefit of one of Mr. Ronkin's children. Of these shares of common stock, 86,360 shares are held by brokers in margin accounts, regardless of whether loans are outstanding.

(11) Includes (i) 79,190 shares of common stock, (ii) 4,634 shares of SBRS, and (iii) 173,767 shares of common stock issuable upon the exercise of stock options.

(12) Includes (i) 1,666 shares of common stock, and (ii) 1,600 shares of common stock issuable upon the exercise of stock options.

(13) Includes (i) 5,311 shares of common stock, (ii) 3,267 shares of SBRS, and (iii) 8,533 shares of common stock issuable upon the exercise of stock options.

(14) Based on Amendment No. 6 to Schedule 13G dated December 31, 2011, filed by M&G Investment Management Limited and M&G Investment Funds 1, which reflects (i) shared voting and dispositive power held by M&G Investment Management Limited with respect to 4,049,186 shares, and (ii) shared voting and dispositive power held by M&G Investment Funds 1 with respect to 3,940,001. The address of M&G Investment Management Limited and M&G Investment Funds 1 is Governor's House, Laurence Pountney Hill, London EC4R 0HH, United Kingdom.

(15) Based on Schedule 13G filed February 14, 2012 by FMR LLC, which reflects sole dispositive power with respect to 1,880,570 shares. The address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109.

(16) Based on Schedule 13G dated December 31, 2011, filed by Wellington Management Company, LLP, which reflects (i) shared voting power with respect to 1,612,252 shares, and (ii) shared dispositive power with respect to 1,761,652 shares. The address of Wellington Management Company, LLP is 280 Congress Street, Boston, Massachusetts 02210.

(17) Includes (i) 3,820,628 shares of common stock, (ii) 1,301,689 shares of common stock issuable upon exercise of stock options, and (iii) 40,404 shares of SBRS. Of these shares of common stock, 3,579,570 shares are held by brokers in margin accounts, regardless of whether loans are outstanding.

PROPOSAL 1 -- ELECTION OF DIRECTORS

Majority Voting for Directors

Our by-laws provide that, in an uncontested election for directors, a director must receive a majority of the votes cast at the annual meeting of shareholders at which a quorum is present in order to be elected to the board, and in a contested election, a director must receive a plurality of the votes cast at the annual meeting of shareholders in order to be elected to the board. In addition, our Corporate Governance Guidelines and Principles provide that the board shall nominate for election or re-election as director only candidates who agree to tender, promptly following the annual meeting at which they are elected or re-elected as a director, irrevocable resignations that will be effective upon the board's acceptance of such resignation if the candidate fails to receive the required vote at the next annual meeting at which such candidate faces election or re-election. In such event, the nominating and corporate governance committee must then recommend to the board what actions should be taken with respect to such director, and the board must publicly disclose its decision within 90 days of the date of certification of the election results. Each director nominee has submitted an irrevocable, conditional letter of resignation that will be considered by the board of directors if that candidate fails to receive a majority of the votes cast at the annual meeting.

Information about the Nominees

Seven directors are to be elected at the annual meeting. Our articles of incorporation provide that the number of directors constituting the board of directors shall not be less than one person, with the exact number to be fixed by a resolution adopted by the affirmative vote of a majority of the entire board. The board of directors has fixed the number of directors at seven.

Based on the recommendation of the nominating and corporate governance committee of the board of directors, all seven nominees have been designated by the board of directors as nominees for election as directors, to serve until the next annual meeting of shareholders and until their successors are duly elected and qualified. All seven nominees named below are currently serving as our directors.

In the event that any nominee is unable or unwilling to serve, discretionary authority is reserved to the persons named in the accompanying form of proxy to vote for substitute nominees. The board of directors does not anticipate that such an event will occur.

The names of the nominees for our board of directors and information about them are set forth below.

Nominee	Director Since	Business Experience During Past Five Years and Other Directorships and Qualifications
E. Scott Beattie	January 1995	Mr. Beattie, age 53, has served as Chairman of our board of directors since April 2000, as our Chief Executive Officer since March 1998, and as one of our directors since January 1995. Mr. Beattie also has served as our President since August 2006, a position he also held from April 1997 to March 2003. In addition, Mr. Beattie served as our Chief Operating Officer from April 1997 to March 1998, and as Vice Chairman of the board of directors from November 1995 to April 1997. He is also Chairman of the board of directors of the Personal Care Products Council, the U.S. trade association for the global cosmetic and personal care products industry, a member of the advisory board of the Ivey Business School, and a member of the board of directors and the audit and finance committee of the board of directors of PENCIL, a not-for-profit organization that benefits New York City public schools. The board has selected Mr. Beattie to serve as a director because of his proven record of leadership and his instrumental role in the growth of our company, as well as his extensive knowledge of our industry. Throughout his career with our company he has acquired valuable financial, management, operational and industry expertise that provides the board of directors with a unique and valuable perspective on the opportunities and challenges that face our company.
Fred Berens	July 1992	Mr. Berens, age 69, has served as our lead independent director since February 2009. Mr. Berens has served in various capacities with Wells Fargo Advisors LLC (formerly known as Wachovia Securities, Inc.), an investment-banking firm, since March 1965, most recently as managing director-investments since September 2004. Mr. Berens has served as a member of the board of directors of Public Broadcasting Systems since 2008, serving as the vice chairman of its audit committee since 2012, and has also served on the board of trustees of the University of Miami since 1972 and as a member of the board of directors of Channel 2 WPBT (South Florida's public broadcasting station) since 1981, serving as its chairman in 1988.

		The board has selected Mr. Berens to serve as a director because of his financial expertise and his knowledge of capital markets. Mr. Berens' experience as a managing director with large investment banking firms has provided him with excellent financial and analytical skills that are valuable to the board of directors. In addition, Mr. Berens' prior service on the board of directors and audit committees of Peninsula Federal Savings & Loan and Intercontinental Bank provided him with extensive experience in board and audit committee functions that are valuable to the board of directors.
J. W. Nevil Thomas	July 1992	Mr. Thomas, age 74, served as non-executive Vice Chairman of our board of directors from April 1997 to August 2006 and previously served as non-executive Chairman of our board of directors from July 1992 to April 1997. Mr. Thomas has served as President and Chief Executive Officer of Nevcorp, a financial and management consulting firm, since 1970, and has been Chairman of BCC Advisors, Inc. (formerly known as Bedford Capital Corporation) since 1982. Mr. Thomas is also a director of Reliable Life Insurance Company and Old Republic Insurance Company of Canada, non-public wholly-owned subsidiaries of Old Republic International Corporation, and a director of Templeton Growth Funds, Ltd., a publicly traded mutual fund managed by a wholly-owned subsidiary of Franklin Resources, Inc. In addition to the public companies noted above, Mr. Thomas has served on the boards of several companies traded on the Toronto Stock Exchange (including Pet Valu, Inc., Fidelity Trust Company, and Simcoe Erie General Insurance Company) and is the lead director of the Discovery Fund at Princess Margaret Hospital in Toronto, Canada. The board has selected Mr. Thomas to serve as a director because his long career as a private equity investor and public company director has provided him with significant experience in evaluating and advising management teams through growth and expansion, as well as with extensive knowledge of a full range of corporate and board functions that brings a valuable perspective to the board of directors.
Richard C.W. Mauran	July 1992	Mr. Mauran, age 78, is a retired private equity investor. Over the course of his career, Mr. Mauran founded two successful Canadian companies (FoodCorp and Industrial Growth Fund, which became Mackenzie Financial Corporation, one of Canada's largest mutual fund management companies). In addition, he served as a director of several publicly-traded companies, including Microbix Biosystems, Inc. (Toronto Stock Exchange), Premdor, Inc. (NYSE and Toronto Stock Exchange), and US Physical Therapy, Inc. (NASDAQ). The board has selected Mr. Mauran to serve as a director because his long career as an entrepreneur, private equity investor and public company director has provided him with significant experience in successfully leading companies through growth and expansion and a unique perspective that is valuable to the board of directors.
Maura J. Clark	August 2005	Ms. Clark, age 53, has served as President, Direct Energy Business, of Direct Energy Services, LLC, an energy and energy services provider in North America and a subsidiary of United Kingdom based Centrica plc since September 2007. From July 2006 to September 2007, Ms. Clark served as Executive Vice President, Strategy and Mergers and Acquisitions, of Direct Energy Services, LLC. From April 2005 until July 2006, Ms. Clark was the Senior Vice President, North American Strategy and Mergers and Acquisitions of Direct Energy Services, LLC. From March 2003 to April 2005, Ms. Clark was an independent consultant providing strategic and corporate development services. From October 2000 to February 2003, Ms. Clark was a managing director at Goldman Sachs & Co., an investment-banking firm.

		From August 1995 to September 2000, Ms. Clark served as the Executive Vice President, Corporate Development and Chief Financial Officer for Premcor, Inc. (formerly known as Clark Refining & Marketing, Inc.), a petroleum refiner and marketer. Ms. Clark is a chartered accountant. The board has selected Ms. Clark to serve as a director because of the financial, accounting, executive and corporate development expertise that she has developed through her various positions with Direct Energy Services LLC, Goldman Sachs & Co., and Premcor, Inc., and her qualification as a chartered accountant.
William M. Tatham	July 2001	Mr. Tatham, age 53, has served as Chief Executive Officer of NexJ Systems, Inc., a publicly-held, Canada-based client relationship management software company, since June 2006, and as Chief Executive Officer and general managing partner of XJ Partners, Inc., a Canada-based strategy consulting company, since September 2001. From November 2000 to June 2001, Mr. Tatham served as Vice President and General Manager of Siebel Systems, Inc., an e-business applications software company. From 1990 until its acquisition by Siebel Systems in November 2000, Mr. Tatham served as the Chairman and Chief Executive Officer of Janna Systems, Inc., a publicly-held, Canada-based software development company that Mr. Tatham founded. The board has selected Mr. Tatham to serve as a director because of the valuable executive and information technology expertise that he has developed through his various positions with Janna Systems, Inc., Siebel Systems, XJ Partners, Inc., and NexJ Systems, Inc.
A. Salman Amin	November 2010	Mr. Amin, age 52, has served as the Chief Marketing Officer of Pepsico, Inc. since May 2012. From September 2009 to May 2012, Mr. Amin served as Executive Vice President, Sales and Marketing, for PepsiCo, Inc. From 1995 through August 2009, Mr. Amin served in various management and marketing positions with PespiCo, Inc., including serving as President of PepsiCo United Kingdom and Ireland, Senior Vice-President and Chief Marketing Officer for Pepsi-Cola International, and Chief Marketing Officer and General Manager, International Marketing Development, Frito-Lay International. Prior to joining PepsiCo, Inc. in 1995, Mr. Amin spent 10 years with Procter & Gamble Company in various brand management positions of increasing responsibility. The board has selected Mr. Amin to serve as a director because of his extensive career with two leading global consumer packaged goods companies. This experience has provided him with a broad set of brand management, marketing, sales, financial and strategic skills, developed through his postings around the world in locations such as the Middle East, Asia, Europe and the United States, which brings a valuable perspective to the board of directors.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ELECTION OF EACH NOMINEE FOR DIRECTOR NAMED IN THIS PROXY STATEMENT.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Federal securities laws require our directors, executive officers and persons who beneficially own more than 10% of our common stock to file reports of initial ownership and reports of subsequent changes in ownership with the U.S. Securities and Exchange Commission (SEC) and to provide us copies of these reports. Specific due dates have been established, and we are required to disclose any failure of these persons to file those reports on a timely basis during our fiscal year ended June 30, 2012. To the best of our knowledge, based solely upon a review of copies of reports furnished to us, filings with the SEC and written representations that no other reports were required, all of our directors, executive officers and ten percent or greater beneficial owners of our common stock made all such filings on a timely basis, except that a gift of shares made by Mr. Beattie and a gift of shares received by Mr. Berens' children were not timely reported on a Form 4 or Form 5.

GOVERNANCE OF THE COMPANY

Corporate Governance Guidelines and Principles; Director Independence. Our Corporate Governance Guidelines and Principles set forth the responsibilities and qualification standards of the members of our board of directors and are intended as a component of the governance framework within which the board of directors, assisted by its committees, directs our affairs. Among other things, our Corporate Governance Guidelines and Principles provide that our independent directors have the opportunity to meet in executive session at every board and board committee meeting, with the agenda for such meetings being established by our lead independent director. The full text of our Corporate Governance Guidelines and Principles, as approved by the board, is published on our website at *www.elizabetharden.com*, under the section "Corporate - Investor Relations - Corporate Governance - Guidelines & Principles."

The listing standards of the NASDAQ Global Select Market (NASDAQ) require that a majority of our board be composed of directors who are "independent," as such term is defined by Rule 5605(a)(2) of NASDAQ's Listing Rules. Our board has determined that each of our directors, with the exception of Mr. Beattie, is independent under NASDAQ and SEC rules. In making its independence determination, the board considered that Mr. Berens received compensation from Wells Fargo Advisors LLC of approximately $8,473 during fiscal 2012 resulting from services provided to certain of our executive officers by the financial advisory and account management group that Mr. Berens heads. Our company does not directly or indirectly reimburse Wells Fargo Advisors LLC for such fees. The board concluded that such relationship did not interfere with Mr. Berens' ability to exercise independent judgment in carrying out the responsibilities of a director.

Shareholders may communicate with the board, individual members of the board or its committees by writing to: Secretary, Elizabeth Arden, Inc., 2400 S.W. 145th Avenue, Miramar, Florida 33027. The Secretary will then distribute such communications to the intended recipient(s).

Code of Business Conduct. All of our employees, officers and directors are required to abide by our Code of Business Conduct which requires that they conduct our business with the utmost integrity and honesty and in a manner that adheres to the highest ethical standards and fully complies with all applicable laws and regulations. The full text of the Code of Business Conduct, as approved by our board, is published on our website, at *www.elizabetharden.com*, under the section "Corporate - Investor Relations - Corporate Governance - Code of Business Conduct."

Supplemental Code of Ethics. Our directors, the chief executive officer, the chief financial officer, and our other executive officers and finance officers are also required to comply with our Supplemental Code of Ethics for the Directors and Executive and Finance Officers. This Supplemental Code of Ethics is intended to cover, among other things, the avoidance and handling of conflict of interest situations and the review of disclosure and accounting matters, including the adequacy of disclosure controls and procedures and internal controls over financial reporting. Any alleged violation of the Supplemental Code of Ethics or any violation of law must be reported to our general counsel or the chairperson of the audit committee, which may be done anonymously, in accordance with the procedures set forth in the Supplemental Code of Ethics.

The full text of this Supplemental Code of Ethics, as approved by our board, is published on our website, at *www.elizabetharden.com*, under the section "Corporate - Investor Relations - Corporate Governance - Code of Ethics."

Board Leadership Structure; Lead Independent Director

E. Scott Beattie serves as both our Chairman of the Board and Chief Executive Officer. The board has determined that the most effective leadership structure for our company at this time is for Mr. Beattie to serve as both Chairman of the Board and Chief Executive Officer. Mr. Beattie is ultimately responsible for the day-to-day operations of our company and for execution of our business strategy. Accordingly, the board believes that Mr. Beattie's in-depth knowledge of company operations and performance, as well as the challenges faced by our company, best positions him to identify certain strategic issues and risks to be considered by the board, and his leadership on the board enhances communications between management and the board. The board retains the authority to modify this structure to best address our company's needs, as and when appropriate, and there have been times in our company's history when the positions of Chairman of the Board and Chief Executive Officer were not held by the same person.

In order to enhance the board's active and objective oversight of our company's management, the board established the position of lead independent director in February 2009 and has elected Mr. Fred Berens to serve in that role until November 30, 2013, subject to his annual re-election to the board by our shareholders. The responsibilities of our lead independent director include (1) acting as the principal liaison between the independent directors and the Chairman of the Board; (2) developing the agenda for and presiding over executive sessions of the board's independent directors; (3) approving with the Chairman the agenda for board and board committee meetings and the need for special meetings of the board; (4) advising the Chairman as to the quality, quantity and timeliness of the information submitted by management that is necessary or appropriate for the independent directors to effectively and responsibly perform their duties; (5) recommending to the board the retention of advisors and consultants who report directly to the board; (6) interviewing, along with the chairperson of the nominating and corporate governance committee, all board candidates, and making recommendations to the nominating and corporate governance committee; (7) chairing meetings of the board if the Chairman is not present, and (8) serving as a liaison for consultation and communication with shareholders. A copy of the charter for our lead independent director is available on our website at *www.elizabetharden.com*, under the section "Corporate - Investor Relations - Corporate Governance - Lead Independent Director Charter."

Meetings and Committees of Our Board of Directors

During fiscal 2012, the board met six times and each director attended at least 75% of the total meetings of the board and at least 75% of the total meetings of the committees of the board on which such director served. Our independent directors generally meet in executive session after board or board committee meetings. During fiscal 2012, the board had three committees: the audit committee, the compensation committee, and the nominating and corporate governance committee. Directors are not required to attend our annual meetings of shareholders. Mr. Beattie was the only director present at our 2011 annual meeting of shareholders.

The Audit Committee

During fiscal 2012, the audit committee consisted of Messrs. Berens and Tatham and Ms. Clark, and Mr. Thomas joined the audit committee upon his re-election as a director on November 9, 2011. Our board has determined that Messrs. Berens and Thomas and Ms. Clark are each "audit committee financial experts" for purposes of the SEC's rules and that each of the members of the audit committee is independent, as defined by applicable SEC and NASDAQ rules. Mr. Berens chairs the audit committee, which met four times during fiscal 2012. Ms. Clark will replace Mr. Berens as audit committee chairperson if she is re-elected to the board at the annual meeting.

The audit committee oversees the quality and integrity of our accounting and financial reporting process, the adequacy of our internal controls and the audits of our consolidated financial statements, and also carries out such other duties as directed by the board. The audit committee is responsible for, among others: (1) selecting, negotiating the compensation of, and overseeing the work of, the independent registered public accounting firm, including approving all audit, audit-related and permitted non-audit services performed for us by the independent registered public accounting firm and reviewing its independence; (2) reviewing the planning and staffing of the audit, including ensuring the rotation of the audit partner of the independent registered public accounting firm as required by law; (3) investigating matters brought to the attention of the audit committee; (4) reviewing our financial reporting activities, including the annual and quarterly reports and the consolidated financial statements included in such reports, the accounting principles, standards, policies and practices followed by us and management's conclusions regarding the effectiveness of our internal control over financial reporting; (5) reviewing the internal quality control review of the independent registered public accounting firm and evaluating their qualifications and performance, and otherwise making all decisions regarding the company's engagement of this firm; (6) approving the audit committee report included in this proxy statement; (7) reviewing the independent registered public accounting firm's certification and report on management's assessment of internal control over financial reporting; and (8) reviewing and approving related person transactions in accordance with our related person transaction policy described on page 12.

The responsibilities of the audit committee, as approved by the board, are set forth in the audit committee charter, a copy of which is available on our website at *www.elizabetharden.com*, under the section "Corporate - Investor Relations - Corporate Governance - Audit Committee."

The Compensation Committee

During fiscal 2012, the compensation committee consisted of Messrs. Berens, Tatham and Thomas, and, upon his re-election to the board of directors on November 9, 2011, Mr. Amin replaced Mr. Thomas on the compensation committee. The board of directors has determined that each of the members of the compensation committee is independent, as defined by applicable NASDAQ rules. Mr. Berens chairs the compensation committee, which met twice during fiscal 2012.

The compensation committee is responsible for, among other things: (1) establishing an overall compensation strategy and programs for our executive officers and other employees, including approving grants of restricted stock, restricted stock units, stock options and cash bonus awards under our incentive plans; (2) reviewing and approving the compensation of our executive officers; (3) administering our stock and cash incentive plans, and the employee stock purchase plan; (4) reviewing and discussing with management our disclosures contained in the Compensation Discussion and Analysis, and making a recommendation to the board regarding the inclusion of the Compensation Discussion and Analysis in our proxy statement; and (5) reviewing and making recommendations to the board regarding non-employee director compensation.

The responsibilities of the compensation committee, as approved by the board, are set forth in the committee's charter, a copy of which is available on our website at *www.elizabetharden.com*, under the section "Corporate - Investor Relations - Corporate Governance - Compensation Committee."

The compensation committee has the authority, pursuant to its charter, to engage the services of outside experts and advisors as it deems necessary and appropriate to assist the compensation committee in fulfilling its responsibilities. Since 2002, Mercer (US) Inc., a global compensation and benefits consulting firm and wholly-owned subsidiary of Marsh & McLennan Companies, Inc., has been engaged to provide the compensation committee with third-party data and advice in connection with the compensation committee's deliberations regarding executive compensation. Mercer's fees for executive compensation consulting services provided to the compensation committee in fiscal 2012 were $129,713.

Mercer reviews and evaluates our executive compensation strategy and programs to ensure that they continue to accomplish our compensation objectives, reflect industry best practices, and are competitive with the market. More specifically, at the request of the compensation committee, Mercer (1) assesses the pay competitiveness of our executive officer positions, (2) conducts a business performance analysis to gauge the relative alignment between our performance and executive officer compensation relative to our peer group, (3) reviews and validates our bonus program design, incentive award opportunities, and long-term incentive grant practices, and (4) summarizes and reports to the compensation committee on trends, regulatory developments and other factors affecting executive officer compensation. Based on these activities, Mercer makes recommendations regarding, and proposes adjustments to, our executive officer compensation programs as it deems appropriate. While Mercer works closely with the appropriate members of our executive management team in performing these activities, Mercer reports directly to and is retained by the compensation committee on all executive compensation matters. Mercer periodically attends compensation committee meetings.

During fiscal 2012, Mercer and its Marsh & McClennan affiliates were also retained by us to provide services unrelated to executive compensation, including insurance brokerage services and human resources consulting services such as providing advice regarding our benefit programs in the areas of benefit plan design, compliance, communication, administration and funding. The aggregate fees paid for those other services in fiscal 2012 were $981,341. The compensation committee and the board did not review or approve the other services provided to us by Mercer and its Marsh & McClennan affiliates, as those services were approved by management in the normal course of business. We have been advised by Mercer that the reporting relationship and compensation of the Mercer consultants who perform executive compensation consulting services for our compensation committee is separate from, and is not determined by reference to, Mercer's or Marsh & McClennan's other lines of business or their other work for us. The compensation committee considers these separate reporting relationships and compensation structures, and the other policies and procedures implemented by Mercer, to be adequate to ensure that Mercer's advice to the compensation committee is independent and objective and not influenced by the other relationships that our company has with Mercer and its Marsh & McClennan affiliates.

The Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of Messrs. Mauran and Thomas and Ms. Clark. The board has determined that each of the members of the nominating and corporate governance committee is independent, as defined by applicable NASDAQ rules. Mr. Mauran chairs the nominating and corporate governance committee, which met twice during fiscal 2012.

The nominating and corporate governance committee is responsible for evaluating and recommending to the board candidates for nomination for election or re-election by the shareholders to the board of directors, evaluating and recommending candidates for the committees of the board, considering corporate governance issues and developing appropriate recommendations and policies for the board regarding such matters. The nominating and corporate governance committee reviews with the board the appropriate skills, characteristics and experience represented on the board of directors in light of our company's strategic direction, opportunities and risks, as well as the perceived needs of the board at that point in time. As part of the board's program for succession planning and director recruitment, the nominating and corporate governance committee evaluates the current board composition in order to allow the board to focus on identifying and attracting new members that would most benefit the board at a particular point in time.

The nominating and corporate governance committee's consideration and nomination of director candidates for election or re-election to the board includes an assessment of candidates' experience, qualifications, competencies, judgment, and skills, in the context of the perceived needs of the board at the time of assessment. Although we do not have a formal diversity policy, the nominating and corporate governance committee does consider diversity in the experience, qualifications, competencies, perspectives and skills of our directors when evaluating the composition of our board.

The nominating and corporate governance committee considers recommendations for board of directors candidates submitted by shareholders, provided that the recommendations are made in accordance with the procedure for director candidates nominated by shareholders required under our by-laws and described in this proxy statement under the heading "Shareholder Proposals and Nominations of Board Members for the 2013 Annual Meeting," using the same criteria it applies to recommendations from its committee, directors or members of management. Shareholders may submit recommendations by writing to the nominating and corporate governance committee as follows: Nominating and Corporate Governance Committee, c/o Secretary, Elizabeth Arden, Inc., 2400 S.W. 145th Avenue, Miramar, Florida 33027. The responsibilities of the nominating and corporate governance committee, as approved by the board, are set forth in the committee's charter, a copy of which is available on our website at *www.elizabetharden.com*, under the section "Corporate - Investor Relations - Corporate Governance - Nominating Committee."

Board's Role in Risk Oversight

The board oversees the management of risks inherent in the operation of our business and the implementation of our business strategy. The board performs this function in part through the board's committees, which oversee the management of company risks that fall within each committee's area of responsibility. Each board committee has full access to company management, as well as the ability to engage independent advisors, to assist the committees in performing these oversight functions.

The audit committee oversees our policies and processes relating to our financial statements and financial reporting processes, as well as management's assessment of key credit risks, liquidity risks, foreign currency exchange risks, contingencies arising from legal disputes, and the effectiveness of our internal control structure. The compensation committee reviews our overall compensation programs and the effectiveness of those programs in linking executive pay to performance and aligning the interests of our executives and our shareholders. The compensation committee also reviews and evaluates management's assessment of whether our compensation policies and procedures are reasonably likely to have a material adverse effect on our company. Both management of the company and the compensation committee concluded that our compensation policies and procedures are not reasonably likely to have a material adverse effect on our company. The nominating and corporate governance committee oversees risks related to our governance structure and processes, and also oversees our management succession planning process. The board believes that its risk oversight role is not affected by the fact that the positions of chairman and chief executive officer are both held by Mr. Beattie.

In addition, as part of its oversight role, the board considers specific risk topics related to our business, including strategic, sales, financial and operational risks, on a regular basis and otherwise as the need arises. These topics are considered and discussed in a business risk review, which is generally conducted annually, as well as in connection with the board's review of the detailed management reports provided at each board meeting. The business risk review includes management's comprehensive analysis of our risk profile and actions taken by management to manage and mitigate the risks identified.

Related Person Transaction Policy

Our written Related Person Transaction Policy requires that our board or audit committee approve or ratify all transactions involving amounts in excess of $120,000 between our company or one or more of our subsidiaries and any "related person," as defined by SEC rule to include directors, director nominees, executive officers, and their respective immediate family members (among others, as discussed below in further detail). Under the Related Person Transaction Policy, the board or audit committee reviews the relevant facts of the proposed transaction and the interest of the related person in the transaction, and either approves or rejects the proposed transaction. If a related person transaction is discovered that has not been previously approved or previously ratified, that transaction will be presented to the board or audit committee for ratification. No director can participate in the deliberation or approval of any related person transaction in which such director is the related person.

For purposes of the Related Person Transaction Policy, a "related person" means (i) any director or executive officer of ours, (ii) any nominee for director, (iii) any 5% beneficial owner of our common stock, (iv) any immediate family member of a director, nominee for director, executive officer or 5% beneficial owner of our common stock, and (v) any firm, corporation, or other entity in which any of these persons is employed or is a partner or principal or in a similar position, or in which such person has a 10% or greater beneficial ownership interest. The Related Person Transaction Policy provides that the following types of transactions are deemed to be pre-approved under the policy: (1) transactions that are available to related persons on the same terms as such transactions are available to all employees generally; (2) compensation or indemnification arrangements of any executive officer, other than an individual who is an immediate family member of a related person, if such arrangements have been approved by the board or the compensation committee; (3) transactions in which the related person's interest derives solely from his or her ownership of less than 10% of the equity interest in another person (other than a general partnership interest) that is a party to the transaction; (4) transactions in which the related person's interest derives solely from his or her ownership of a class of our equity securities and all holders of that class of equity securities received the same benefit on a pro rata basis; (5) director compensation arrangements, if such arrangements have been approved by the board or the nominating and corporate governance committee; and (6) any other transaction which is not required to be disclosed as a "related person transaction" under applicable securities regulations. The Related Person Transaction Policy defines the term "immediate family member" to mean any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of a director, nominee for director, executive officer, or 5% beneficial owner of our common stock, and any person (other than a tenant or employee) sharing the household of such director, nominee for director, executive officer, or 5% beneficial owner.

During fiscal 2012, we did not have any related person transactions that were required to be reported pursuant to applicable SEC regulations.

DIRECTOR COMPENSATION

The board's general policy on director compensation is that compensation for non-employee directors should consist of both cash and equity-based compensation and should provide for competitive total pay levels to facilitate the attraction and retention of qualified board members. Directors who are also employed by us (currently, only Mr. Beattie) are not paid for board service in addition to their employee compensation.

Non-employee directors (currently, all directors other than Mr. Beattie) receive the following standard compensation, as well as reimbursement for all expenses incurred in connection with their activities as directors:

Annual Retainer	$ 45,000
Board Meeting Fee (in person attendance)	$ 1,500
Board/Committee Meeting Fee (telephonic attendance)	$ 750
Committee Meeting Fee (whether or not on same day as board meeting)	$ 1,500

The chairpersons of the board committees receive the following additional annual retainer fees:

Audit Committee Chairperson	$ 12,500
Compensation Committee Chairperson	$ 9,000
Nominating and Corporate Governance Committee Chairperson	$ 6,500

In addition, the director selected to serve as our lead independent director receives an additional annual retainer fee of $20,000.

Non-employee directors are also entitled to receive grants of options to purchase our common stock under our 2004 Non-Employee Director Stock Option Plan (the 2004 Non-Employee Director Plan). The 2004 Non-Employee Director Plan provides that each non-employee director receives a grant of options to purchase common stock upon re-election at our annual meeting of shareholders. The options are granted on the annual meeting date and vest on the third anniversary of the date of grant if the non-employee director has continued to serve as a director until such date. If a director dies, is permanently disabled or retires in good standing after age 70, the options become immediately exercisable. The exercise price for each option equals the closing price of our common stock on the date of grant.

Under the 2004 Non-Employee Director Plan, the board may determine the number of options to purchase our common stock to be awarded to the non-employee directors, based on a review of other comparable companies. Upon election to the board, each of our nominees for director, other than Mr. Beattie, receives a number of stock options having an aggregate grant date value of approximately $60,000, as determined using the Black-Scholes option pricing model. The stock options to be granted at our 2012 annual meeting of shareholders will vest on November 7, 2015, subject to the vesting terms described above. The exercise price of these stock options will be the closing price of our common stock on November 7, 2012.

Our stock ownership guidelines for our directors require each of our directors to own common stock of our company equal to the lesser of (i) common stock having an aggregate market value of $135,000 or (ii) 6,500 shares, and provides that newly elected directors have three years from the date of their first annual shareholders meeting in service as a director to satisfy this stock ownership requirement. All of our directors (other than Mr. Amin who was elected to the board in November 2010) currently comply with these stock ownership guidelines.

Fiscal 2012 Director Compensation Table

The following table summarizes the compensation paid by us to our directors, other than Mr. Beattie, during fiscal 2012. For information regarding compensation paid by us to Mr. Beattie during fiscal 2012, please refer to the tables set forth under the caption "Executive Compensation Tables" starting on page 26.

Name	Fees Earned or Paid in Cash[1] ($)	Option Awards[2] ($)	Total ($)
Fred Berens[3]	102,250	59,712	161,962
Maura J. Clark[3]	61,500	59,712	121,212
Richard C. W. Mauran[3]	62,000	59,712	121,712
William M. Tatham[3]	60,750	59,712	120,462
J. W. Nevil Thomas[3]	60,750	59,712	120,462
A. Salman Amin[3]	52,500	59,712	112,212

(1) Reflects the amount of cash compensation earned in fiscal 2012 for board and committee service.

(2) Reflects the aggregate grant date fair value of all stock options granted in fiscal 2012 computed in accordance with FASB ASC Topic 718 - Stock Compensation ("ASC 718"). These amounts do not necessarily correspond to the actual value that may be recognized by our directors. For additional information on the valuation assumptions regarding the fiscal 2012 grants, see note 14 to the consolidated financial statements in our Annual Report on Form 10-K for fiscal 2012, as filed with the SEC.

(3) The following table sets forth (i) the number of stock options granted to our directors, other than Mr. Beattie, during fiscal 2012, (ii) the grant date fair value of stock options granted to those directors during fiscal 2012, calculated in accordance with ASC 718, and (iii) the aggregate number of stock options outstanding at June 30, 2012 for each of our directors, other than Mr. Beattie.

Name	Number of Stock Options Granted in Fiscal 2012 (#)	Grant Date Fair Value of Fiscal 2012 Stock Option Grants ($)	Aggregate Number of Outstanding Stock Options at June 30, 2012 (#)
Fred Berens	4,000	59,712	53,600
Maura J. Clark	4,000	59,712	41,600
Richard C. W. Mauran	4,000	59,712	53,600
William M. Tatham	4,000	59,712	53,600
J. W. Nevil Thomas	4,000	59,712	53,600
A. Salman Amin	4,000	59,712	10,600

COMPENSATION DISCUSSION AND ANALYSIS FOR FISCAL 2012

This Compensation Discussion and Analysis should be read in conjunction with the tables and other information set forth in the section of this proxy statement captioned "Executive Compensation Tables" starting on page 26.

Objectives of Elizabeth Arden's Executive Compensation Program

We design our executive compensation program in a manner consistent with our longstanding philosophy of providing "pay for performance." Each of the components of our executive compensation program is designed to facilitate fulfillment of one or more of our compensation objectives, which are:

- Providing competitive compensation to attract, retain and motivate high caliber key management personnel;
- Relating management compensation to the achievement of company goals and performance; and
- Aligning the interests of management with those of our shareholders.

Accordingly, our executive compensation program emphasizes performance-based incentive pay designed to reward creation of shareholder value.

Role of the Compensation Committee, Management and the Compensation Consultant in Compensation Decisions

The compensation committee's primary responsibilities include reviewing and approving the compensation of our executive officers. Our senior vice president, global human resources, and our vice president, global compensation and benefits, develop recommendations for the compensation committee's review and consideration as to the amount and form of executive officer compensation. These individuals receive significant input from Mercer (US) Inc., a global compensation and benefits consulting firm selected by the compensation committee, and from our chief executive officer with respect to the compensation program for our other executive officers. The compensation committee considers, but is not bound by, management's or Mercer's recommendations with respect to executive officer compensation.

The compensation committee is also responsible for approving and determining compliance with performance targets under our short-term cash incentive and long-term incentive programs. In determining if, and at what level, the performance targets have been met, the compensation committee may, in its discretion, take into consideration whether our financial or operational performance was affected by extraordinary business and financial events including, but not limited to, changes in tax laws, accounting principles or other laws or provisions affecting reported results, accruals or expenses relating to litigation judgments or settlements, restructurings, discontinued operations, debt extinguishment charges, reorganizations, acquisitions, divestitures, new licensing arrangements, and other unusual or non-recurring items.

Annual Executive Officer Compensation Analysis

The compensation committee's current practice, which it followed for fiscal 2012, is to review the design of our executive officer compensation program and make specific decisions in August of each year regarding base salaries, short-term cash incentive program design and bonus opportunities for the upcoming fiscal year, and long-term incentive grants. This timing coincides with the board of directors' review of our financial and operating results for the most recently completed fiscal year and allows the compensation committee to consider those results, as well as our financial and operating plan for the upcoming fiscal year, as it makes compensation decisions.

Mercer assists the compensation committee in its annual review of chief executive officer and other executive officer compensation by conducting a competitive pay and performance analysis for our executive officer positions that compares our pay practices and company performance results against a composite of data from a selected group of peer companies (described below under the caption "Peer Group Information") and data reported in published surveys of executive compensation for comparably-sized organizations. The first step in Mercer's compensation analysis is an assessment of each executive officer's job responsibilities to identify the appropriate, comparable position at peer group companies and other comparably-sized companies in the broader market to which such executive officer's base salary and other pay components should be compared. Using this information, Mercer then derives composite market values for executive officers based on a 50%/50% blend of comparable peer group proxy data and comparable survey data. For executive positions that cannot be matched to both sources, either peer group proxy pay data or survey data is used, as applicable.

The surveys used by Mercer in developing the composite market values that are reviewed by our compensation committee are published by Mercer and other compensation consulting firms. These surveys include pay data for executives at comparably-sized companies (ranging from approximately 50% to 200% of our revenues) in (i) non-durable goods manufacturing, and (ii) all manufacturing, and all such published survey sources are weighted equally in developing the composite market values. Mercer's study covers all primary pay components (base salary, short-term cash incentives and long-term incentives) and "Total Direct Compensation," which is defined as the sum of (i) base salary plus (ii) short-term cash incentives plus (iii) the value of long-term incentives awarded during fiscal 2012. Total Direct Compensation is calculated using expected grant date values for long-term incentive awards and does not take into account actual current value or forfeitures.

The compensation committee determines Mr. Trappmann's base salary in Swiss francs and considers the benefits that are provided to Mr. Trappmann as a European executive that are not provided to other named executive officers based in the United States in determining his base salary and overall compensation package. As a result, Mr. Trappmann receives a base salary and perquisites that are generally higher than those provided to the other named executive officers (other than our chief executive officer), but long-term incentive awards that are generally lower, in an attempt to provide a total compensation package that is consistent with that provided to our other executive officers. Because Mr. Trappmann's base salary and perquisites are paid in Swiss francs, his overall compensation expressed in U.S. dollars is affected by the strength or weakness of the U.S. dollar against the Swiss franc.

We use the composite market values provided by Mercer as guidelines to develop targeted ranges of compensation. These ranges give us flexibility to develop compensation packages for our executive officers that are intended to be sufficiently competitive to permit us to attract and retain highly talented executives, while also taking into consideration challenging performance goals under our incentive compensation plans. Historically, our actual Total Direct Compensation can range from levels well below the 50th percentile of the composite market values, if we do not achieve our threshold performance targets, to the 75th percentile or above of the composite market values, if we significantly exceed all of our performance targets.

Using the composite market values as a guide, the compensation committee reviews and analyzes compensation for each executive officer and makes adjustments as it deems appropriate. The compensation committee's decisions regarding each element of fiscal 2012 compensation for each executive officer, including our chief executive officer, were based upon an overall review and subjective assessment of the following relevant factors, without giving specific weight to any one factor: achievement of our company goals and the individual's contribution to the achievement of those goals; job responsibility; level of individual performance; level of performance of the business unit for which such executive officer is responsible; compensation levels at peer group companies and comparably-sized companies in the broader market, as reflected in Mercer's market pay analysis; the individual's historical compensation levels; and the executive officer's experience and expertise and sustained level of contribution to our company.

While generally consistent with the ranges of compensation reflected in the composite market values for comparable positions, the base salaries and other compensation paid to each of our executive officers may differ as a result of our assessment of their individual levels of responsibility and performance. For example, our chief executive officer, like the chief executive officers of other publicly-traded companies, receives a base salary and short-term cash incentive and long-term incentive awards that are higher than those paid or awarded to any of our other executive officers in recognition of his ultimate responsibility for developing and ensuring the successful execution of our business strategy and business plan.

Mercer's August 2012 analysis found that each of the aggregate actual total cash compensation (base salary plus actual short-term cash incentive bonus) and the aggregate actual Total Direct Compensation for fiscal 2012 for our executive officers was between the 25th and 50th percentile of the composite market values. While the total cash compensation and Total Direct Compensation awarded to our executive officers in fiscal 2012 were intended to result in actual total cash compensation and Total Direct Compensation at a higher percentile of the composite market values, the actual total cash compensation and aggregate actual Total Direct Compensation for fiscal 2012 for our executive officers reflect below target cash bonus payouts under the fiscal 2012 Management Bonus Plan, as well as below market long-term incentive grants made in fiscal 2012, as further discussed below.

Peer Group Information

In August 2011, the compensation committee conducted an overall review of executive officer compensation for the purpose of assessing executive officer compensation paid for fiscal 2011 and to assist in determining base salaries, short-term cash incentive opportunities and long-term stock and cash incentives for fiscal 2012. For purposes of this review, Mercer solicited input from management and the compensation committee and recommended, and the compensation committee approved, a peer group consisting of the following thirteen companies in the fragrance, cosmetic, personal products, and/or luxury goods industries, having median net sales of $1.537 billion, just slightly above our fiscal 2012 net sales of $1.238 billion:

Alberto-Culver Company
Church & Dwight Co., Inc.
Inter Parfums, Inc.
International Flavors & Fragrances, Inc.
Kenneth Cole Productions, Inc.
Nu Skin Enterprises, Inc.
Physicians Formula Holdings
Polo Ralph Lauren Corp.
Prestige Brands Holdings
Revlon, Inc.
Sally Beauty Holdings, Inc.
Sensient Technologies Corp.
The Estee Lauder Companies, Inc.

Mercer also provided the compensation committee a competitive pay and performance analysis in August 2012 that was used by the compensation committee to assess executive officer compensation actually earned for fiscal 2012 and to determine base salaries, short-term cash incentive award opportunities, and long-term stock and cash incentives for fiscal 2013. As compared to the peer group used by the compensation committee in August 2011, Alberto-Culver Company was removed as it is no longer publicly traded, and Perry Ellis International, Inc. and True Religion Apparel, Inc. were added to the peer group to maintain a robust group of peers and to align the median net sales of the peer group more closely with the company's net sales. The median net sales of the peer group used in the competitive pay and performance analysis performed in August 2012 were $1.413 billion.

Elements of Elizabeth Arden's Executive Compensation Program

Our executive compensation program for fiscal 2012 consisted primarily of base salaries, short-term cash incentive opportunities and long-term incentive compensation. In general, short-term cash incentive opportunities are expressed as a percentage of base salary, while long-term incentive grants are determined at the discretion of the compensation committee guided, in part, by ranges of composite market values provided by Mercer. We generally place a greater emphasis on long-term incentives, rather than short-term incentives, for executive officers with greater levels of responsibility to focus them on longer-term performance and shareholder value creation. Cash bonuses and the value of long-term incentive compensation for our executive officers are tied significantly to our financial performance, underscoring our focus on maximizing shareholder value. We describe each element of our executive compensation program below.

Base Salaries

We believe that competitive base salaries are a necessary element of executive compensation to attract and retain highly qualified executive talent, and that such base salaries reflect the relative skills, experience, responsibilities and contributions to the company of our named executive officers. Our current practice is to review and set base salaries in August of each year, taking into account our targeted competitive base salary range (as discussed below), company, business unit and individual performance for the prior fiscal year, and any significant increase or decrease in responsibilities.

For fiscal 2012, the compensation committee targeted base salaries for our chief executive officer in a range within 25% of the median (50th percentile) of the composite market values, and for our other executive officers in a range within 25% of the 60th percentile of the composite market values derived by Mercer, as it had done in fiscal 2011. Based on our goal to recruit and retain highly qualified managerial talent and our management recruiting experience, the compensation committee believes that this target base salary range is appropriate to permit us to compete effectively for executive talent. We frequently compete for such talent with larger companies, which are often located within high cost of living areas such as New York. The compensation committee targeted our chief executive officer's base salary at a slightly lower range of the composite market values than that of our other executive officers to place greater emphasis for him on compensation from long-term incentive grants. Within these targeted competitive ranges, the compensation committee then determines each executive officer's base salary based upon an overall review and subjective assessment of several additional relevant factors, as noted above, without giving specific weight to any one factor.

Each of the named executive officers, received base salary increases effective September 1, 2011 of between 1.18% and 3.26%, in line with the average executive base salary increase of 3.0% projected by Mercer for 2012. For fiscal 2012, base salaries paid to our named executive officers fell within our targeted competitive base salary ranges.

Short-Term Cash Incentives

General. Our Management Bonus Plan is a variable short-term incentive program, established under our Elizabeth Arden, Inc. 2010 Stock Award and Incentive Plan, that establishes target cash bonus opportunities expressed as a percentage of base salary that are payable upon the achievement of specified performance targets over specified performance periods. Performance targets established under our Management Bonus Plan can be based on one or more operational or financial measures determined at the company or business unit level. The Management Bonus Plan is designed to motivate a large number of our employees to achieve company, business unit and/or individual goals and to reward them for achieving these goals. Approximately 15% of our employees globally, including our named executive officers, received bonuses under the fiscal 2012 Management Bonus Plan.

Generally, our performance targets under the Management Bonus Plan for our executive officers are based on our board-approved budget and business plan for the upcoming fiscal year. All performance targets under the Management Bonus Plan are set at the beginning of the relevant performance period with the intent of being challenging, but achievable. Therefore, we anticipate that performance targets will often, but not automatically, be achieved. The maximum short-term incentive bonus opportunity under the Management Bonus Plan for any eligible employee is $5,000,000.

Historically, the bonuses for our executive officers under the Management Bonus Plan are targeted to be slightly above the median of the composite market values derived by Mercer in years in which we achieve targeted financial performance levels. Targets under the Management Bonus Plan applicable to our executive officers are usually designed, however, so that if our financial performance significantly exceeds our financial plan for the applicable fiscal year, actual payouts under the short-term cash incentive program could exceed our targeted range of composite market values for short-term cash incentive compensation. If specified performance thresholds applicable to bonus opportunities under the Management Bonus Plan are not achieved, cash bonuses under the Management Bonus Plan are not paid.

Fiscal 2012 Management Bonus Plan. Target bonus opportunities under the fiscal 2012 Management Bonus Plan for our named executive officers were the same as in the prior fiscal year. The target bonus opportunity for our chief executive officer was equal to 100% of base salary, which was the median target bonus opportunity for chief executive officers in the composite market data reported by Mercer. The target bonus opportunity for Mr. Ronkin was 60% of base salary, and for our other named executive officers, the target bonus opportunity was equal to 50% of base salary.

Bonus opportunities under our fiscal 2012 Management Bonus Plan for our executive officers were based upon our achievement of annual earnings per diluted share (EPS) and net sales targets. The compensation committee continued the use of annual incentive targets for the fiscal 2012 Management Bonus Plan due to the fact that many of the metrics relevant to the company's strategic plan are better evaluated on an annual basis. The compensation committee has historically used EPS as a performance metric for various short and long-term performance-based compensation programs because it is an important measure of profitability that measures overall company performance in a manner that is easily understood by award participants. The compensation committee also determined that the use of net sales as a performance metric under the fiscal 2012 Management Bonus Plan would align executive incentives with the company's strategic business plan, which, upon the substantial completion of the company's global efficiency re-engineering initiative in fiscal 2011, is focused on increasing revenue and profitability through brand growth.

Under the fiscal 2012 Management Bonus Plan, 75% of the full-year target bonus opportunity for executive officers was based on the achievement of EPS of $2.04, and the remaining 25% of the full-year target bonus opportunity was based on the achievement of $1.252 billion in consolidated net sales. Portions of the full-year target bonus applicable to each performance metric, ranging from 37.5% to 100%, could be earned for EPS between $1.60 and $2.04 and consolidated net sales between $1.208 billion and $1.252 billion. EPS of $2.25 and above or consolidated net sales of $1.264 billion and above would result in superior bonus payouts of 150% of the portion of the full-year target bonus opportunity applicable to each performance metric. Award payouts for results between performance levels were to be calculated using straight line interpolation.

Our fiscal 2012 EPS results were $2.07 per share, slightly surpassing our EPS target goal. Our fiscal 2012 consolidated net sales were $1.238 billion, slightly surpassing the threshold for a bonus payout of this component at 75% of target. In determining EPS results achieved for fiscal 2012, the compensation committee excluded inventory-related and transaction costs related to the recent acquisition of the Justin Bieber, Nicki Minaj, Ed Hardy, True Religion and BCBGMAXAZRIA fragrance licenses and related assets from New Wave Fragrances LLC and Give Back Brands LLC, as well as certain non-recurring product discontinuation charges and license termination costs. While the company's performance supported a bonus payout of 93.75% of the overall target bonus potential for our executive officers, upon the recommendation of our chief executive officer, the compensation committee approved fiscal 2012 Management Bonus Plan payouts for our executive officers at 80% of their overall target bonus potential to be more consistent with overall fiscal 2012 Management Bonus Plan payouts across the company.

The chart below summarizes the total target bonus opportunity for each named executive officer and the actual bonus payout earned by each named executive officer under the fiscal 2012 Management Bonus Plan:

Named Executive Officer	Total Target MBP Bonus Opportunity for Fiscal 2012(1)	Actual MBP Bonus Payout for Fiscal 2012(2)
E. Scott Beattie	$ 886,189	$ 708,951
Stephen J. Smith	$ 214,577	$ 171,661
Joel B. Ronkin	$ 283,475	$ 226,780
Dirk Trappmann (3)	$ 269,101	$ 215,281
Kathleen Widmer	$ 191,653	$ 153,322

(1) For threshold and maximum amounts payable to our named executive officers under the fiscal 2012 Management Bonus Plan please refer to the Fiscal 2012 Grants of Plan-Based Awards Table on page 28.

(2) Actual bonus payouts were calculated based on actual base salary received during the corresponding performance period.

(3) Mr. Trappmann is paid in Swiss francs. Fiscal 2012 amounts were converted to U.S. dollars using an exchange rate of 0.898 Swiss francs to the U.S. dollar, which is the average of all interbank rate "ask" prices for the period from July 1, 2011 through June 29, 2012, as quoted on www.oanda.com, rounded to the nearest thousandth.

Long-Term Incentives

General. Our long-term incentive program for executive officers is designed principally to align the interests of management with those of our shareholders by rewarding executive officers for achieving our primary objective of creating shareholder value. With respect to long-term incentive awards, the compensation committee exercises discretion in making such awards, taking into consideration company, business unit and individual performance, composite market values for comparable positions, the level of responsibility of the named executive officer, other elements of compensation payable to such named executive officer, and tenure with the company. The compensation committee does not assign any specific weight to any one factor. Our compensation program for executive officers has traditionally used a higher percentage of performance-based long-term incentive awards than our peers as a result of our pay for performance philosophy. In addition, the long-term incentive awards for our chief executive officer tend to represent a slightly higher proportion of his overall compensation to place greater emphasis on long-term performance and shareholder value creation.

Our long-term incentive program has historically included a combination of two or more of the following types of awards: (i) *performance-based restricted stock (PBRS)* and *performance-based cash awards*, which are tied to the attainment of challenging company financial goals; (ii) *service-based restricted stock (SBRS)* and *service-based restricted stock units (SBRSU)*, which enhances retention and provides executives an equity stake in our company; and (iii) *stock options*, which will only have value if our stock price appreciates between the time of grant and the time of exercise. Each fiscal year, the compensation committee determines the long-term incentive award mix for executive officers, taking into consideration key business priorities, peer group practices, potential shareholder dilution from equity plans, and other factors that may be relevant at the time. In determining the value of the overall compensation provided to our executive officers, our compensation committee assumes that performance targets applicable to long-term incentive awards have a reasonable probability of being achieved and that the grant date target value of such awards will be realized.

Award Mix and "Run Rate." For fiscal 2012, the compensation committee approved a targeted value mix of long-term incentive compensation for our executive officers of 20% stock options, 45% service-based restricted stock, and 35% performance-based cash awards. This targeted award mix was the same as the award mix for fiscal 2011. Going into fiscal 2013, the compensation committee has modified this award mix for our chief executive to replace the performance-based cash component of the long-term incentive award mix with performance-based restricted stock units. This modification of our chief executive officer's long-term incentive award mix was made at his request based on his interest to align more of his compensation with the interests of shareholders while maintaining performance metrics consistent with those applicable to our other executive officers.

For equity awards made to our executive officers and other recipients during fiscal 2012, we maintained our target aggregate share usage cap (i.e., run rate cap) of 2.25% of our common stock outstanding. The run rate cap applies to equity grants provided to all employees and non-employee directors. Our actual run rate for equity grants made in fiscal 2012 was approximately 0.74% of common shares outstanding as of June 30, 2012, less than our established 2.25% run rate cap.

Fiscal 2012 Stock Option Grants. In August 2011, the board of directors approved a grant of options to purchase shares of our common stock to the named executive officers as noted in the Fiscal 2012 Grants of Plan-Based Awards Table on page 28. The stock options become exercisable in equal thirds two business days after the public announcement of our financial results for the fiscal years ending June 30, 2012, June 30, 2013 and June 30, 2014, as applicable, if the executive officer is still employed by us at that time. The exercise price of the stock options was $31.78 per share, which was the closing price of our common stock on the date of grant. The stock options will expire ten years from the date of grant.

Fiscal 2012 Service-Based Restricted Stock Unit Grants. In August 2011, the named executive officers were granted SBRSU, as noted in the Fiscal 2012 Grants of Plan-Based Awards Table on page 28. The SBRSU vest over a three-year period in equal thirds two business days after the public announcement of our financial results for the fiscal years ending June 30, 2012, June 30, 2013 and June 30, 2014, as applicable, if the executive officer is still employed by us at that time. SBRSU award recipients will receive one share of our common stock for each SBRSU that vests.

Fiscal 2012 Performance-Based Cash Awards. In August 2011, the named executive officers were awarded performance-based cash awards as further described in footnote 5 of the Fiscal 2012 Grants of Plan-Based Awards Table on page 28. These performance-based cash awards would vest in amounts ranging from 37.5% to 150% of the award's value if the company achieved certain specified EPS and consolidated net sales targets for fiscal 2012. More specifically, 50% of the performance-based cash award would vest if the company achieved EPS of $2.04, and the other 50% would vest if the company achieved $1.252 billion of consolidated net sales. Portions of the performance-based cash award applicable to each performance metric, ranging from 37.5% to 100%, could be earned for EPS between $1.60 and $2.04 and consolidated net sales between $1.208 billion and $1.252 billion. EPS of $2.25 and above or consolidated net sales of $1.264 billion and above would result in superior payouts of 150% of the portion of the performance-based cash award applicable to each performance metric. Award payouts for results between performance levels were to be calculated using straight line interpolation. The compensation committee chose the same performance measures as were used in the design of the fiscal 2012 Management Bonus Plan to maintain focus on the company's profitability and sales growth and alignment of executive incentives with creation of shareholder value.

Upon vesting, these awards would be payable in three equal annual installments two business days after the public announcement of our financial results for the fiscal years ending June 30, 2012, June 30, 2013 and June 30, 2014, as applicable, if the executive officer is still employed by us at that time. The compensation committee established a one-year performance period for the fiscal 2012 grant of performance-based cash awards in light of the continued uncertainty in August 2011 regarding global economic conditions. As noted, however, the performance-based cash awards were structured with a three-year payout to provide additional retention value. Based on our fiscal 2012 EPS of $2.07 (as discussed above under "Short-Term Cash Incentives – Fiscal 2012 Management Bonus Plan") and our fiscal 2012 consolidated net sales of $1.238 billion, the compensation committee approved the payment to each executive officer of 87.5% of the performance-based cash award granted to them in fiscal 2012.

Timing of Long-Term Stock Incentive Awards. The board of directors and the compensation committee meet to review our annual financial results and make long-term stock incentive awards each August, prior to the public announcement of our financial results for the recently completed fiscal year. Since August 2006, the compensation committee has made the grant of such awards effective two business days after the date such annual financial results are publicly announced to allow time for the market to react to the announced results.

Benefits and Perquisites

While benefits and perquisites are not a significant element of our compensation structure, we believe that we need to provide a certain level of benefits and perquisites to remain competitive and attract and retain executive talent. Our named executive officers are eligible to participate in our broad-based benefit programs generally available to all of our full-time U.S. employees, including health, disability and life insurance programs, qualified 401(k) plans and (other than our chief executive officer) our Employee Stock Purchase Plan, which allows employees to purchase shares of our common stock at a discount. In addition, certain of our named executive officers receive certain perquisites, including car allowances, tax preparation and financial planning services, clothing allowances available to certain sales and marketing employees (including non-executives), temporary relocation expenses, executive medical physicals and business club memberships. See footnote 4 to the Fiscal 2012 Summary Compensation Table on page 26. Certain of our named executive officers also participate in an executive disability insurance program paid for by us. Mr. Smith, Mr. Trappmann and Ms. Widmer do not, however, receive this benefit as they joined our company after we ceased offering this benefit to new executive officers. We also maintained a limited membership in a jet card program for a portion of the fiscal year as well as a fractional ownership interest in an aircraft for the remainder of the fiscal year, which allows the company the use of a private airplane for business travel. Our policy related to this program allows family members and guests to accompany our executives during business travel, space permitting, and the aggregate incremental cost to the company of doing so is a *de minimis* amount. From time to time, we also may incur expenses in connection with guests or family accompanying named executive officers on business travel. In addition, we also make company-owned tickets to certain sporting events available to our employees, including the named executive officers, for business purposes, and if such tickets are not used for business purposes, they are made available to directors and employees, including named executive officers, for personal use.

Mr. Trappmann is eligible to participate in our broad-based benefit programs that are generally available to all salaried employees in Geneva, Switzerland, including health, disability, life and other insurance programs, a lunch allowance program, a pension plan and the ability to purchase shares of our common stock at a discount under our 2011 Employee Stock Purchase Plan. In addition, we provide Mr. Trappmann a housing allowance (which will no longer be provided after September 30, 2012) and pay tuition expenses for his child, as well as providing Mr. Trappmann benefits also available to other executive officers, such as a car allowance and payment of tax preparation and financial planning services.

For more detail regarding other annual compensation, including perquisites, provided to our named executive officers during fiscal 2012, please see footnote 4 to the Fiscal 2012 Summary Compensation Table on page 26.

Policy Regarding Recovery of Performance-Based Compensation

In fiscal 2009, the compensation committee adopted a policy regarding the recovery of performance-based compensation and other incentive-based compensation from executive officers under certain circumstances (a "claw-back policy"). The "claw-back" policy is part of our Corporate Governance Guidelines and Principles and provides that in the event there is a material restatement of our financial results filed with the SEC due to fraud or intentional misconduct, the compensation committee will review the performance-based compensation and other incentive-based compensation received by any executive officers who are found to be personally responsible for the fraud or intentional misconduct that caused the need for the restatement. To the extent permitted by applicable law, the compensation committee will seek, through the exercise of their business judgment, the recovery of any such compensation that the compensation committee determines is in excess of the performance-based compensation and other incentive-based compensation that would have been received by such officers based on the restated financial results.

The full text of our Corporate Governance Guidelines and Principles, including the "claw-back" policy, is published on our website at *www.elizabetharden.com*, under the section "Corporate - Investor Relations - Corporate Governance - Guidelines & Principles."

Severance Policy and Change of Control

We have had a severance policy in place for our senior executives, including our named executive officers, since March 2002. The compensation committee believes that a severance policy is a useful tool in attracting and retaining highly qualified executive talent. The levels of benefits provided under the severance policy were based on Mercer's original analysis and recommendations made in 2002 and the compensation committee's assessment of what would be fair and reasonable under the scenarios contemplated by the severance policy. Potential benefits payable under our severance policy are not a factor in the compensation committee's determination of the compensation to be paid to our named executive officers.

Termination Without Cause. Under the severance policy, an executive officer receives severance benefits in a lump sum, based on his or her position and responsibility, in the event the executive's employment is terminated by us without "cause," other than due to death or permanent disability. Currently, the severance benefit for our chief executive officer equals 24 months of base salary on the effective date of termination, and the severance benefit for our other executive officers equals 12 months of base salary on the effective date of termination. For purposes of the severance policy, "cause" includes (i) a violation of our Code of Business Conduct or any other material company policy, (ii) the commission of an intentional act of fraud, embezzlement, theft or dishonesty against us, (iii) the conviction of a felony or a misdemeanor involving moral turpitude or that is reasonably deemed to cause material embarrassment to us, (iv) gross neglect or willful failure to perform the officer's duties that is not cured on a timely basis, and (v) willful failure to obey the reasonable and lawful orders of the chief executive officer, the officer's supervisor or the board of directors.

Change of Control. Under the severance policy, a severance benefit is paid to executive officers based on a multiple of a "base amount" only if there is an actual termination of employment by us without "cause" (other than due to death or permanent disability) or a termination of employment by the executive officer for "good reason," in either case within the two years following a "change of control." "Base amount" is the average annual salary plus average bonus the executive has received over the five most recent fiscal years. Currently, the lump sum severance benefit that is payable upon a termination of employment without cause or a termination of employment by an executive officer for good reason, in either case within the two years following a change of control, is as follows: (a) Mr. Beattie, 2.99 times the base amount; and (b) for all other executive officers, 1.5 times the base amount. Our change of control arrangements are intended to provide continuity of management in the event of a change of control and to focus our management's attention on completing a transaction that will benefit shareholders rather than on concerns about future employment. For purposes of the severance policy, "good reason" includes a materially adverse change in the executive officer's authority, duties or responsibilities or the assignment of duties that are materially inconsistent with those normally associated with the executive officer's position, or a relocation of more than 50 miles outside of the metropolitan area in which the executive officer is based. An executive officer claiming termination for "good reason" must provide us written notice and an opportunity to cure the circumstances constituting "good reason" before becoming eligible for severance benefits under the severance policy. A "change of control" is deemed to have occurred under the severance policy if (i) 35% or more of our common stock is beneficially owned by a person (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) other than our directors and their affiliates, and that amount represents more of our common stock than is beneficially owned by our directors and their affiliates, (ii) during any consecutive two-year period our directors or individuals nominated by our directors to succeed them no longer constitute a majority of our directors, (iii) a sale or other disposition of all or substantially all of our assets is approved by the board of directors and consummated, or (iv) a merger or other business combination or reorganization resulting in the circumstances described in (i) or (ii) is approved by our board of directors and consummated.

Our stock incentive grant agreements generally provide that in the event of a change of control involving us, as defined in the applicable stock incentive plan, all unvested stock options granted and service-based restricted stock and service-based restricted stock units awarded to our employees, including our executive officers, will automatically become fully vested. Upon a change of control, performance-based cash and restricted stock unit awards also automatically fully vest at either their target value or the value that corresponds to any applicable performance targets that have already been achieved for the relevant performance period.

Stock Ownership Guidelines

Our stock ownership guidelines for our chief executive officer and our other executive officers are 175,000 shares of common stock and 30,000 shares of common stock, respectively. Our executive officers are required to comply with these stock ownership guidelines in stages over five years from the date of their first stock incentive grant after they become executive officers. The compensation committee has discretion to grant waivers or exemptions from compliance with the guidelines as it deems appropriate.

Shares of our common stock that are owned by an executive officer, and all shares of our common stock owned by such executive officer's spouse or dependent children, count towards satisfying the stock ownership guidelines. Unvested restricted stock and restricted stock units and shares underlying unexercised stock options held by an executive officer do not count towards satisfying the stock ownership guidelines. Each of our chief executive officer and our other named executive officers currently complies with our stock ownership guidelines or is still within the five year time period to achieve the required stock ownership. The stock ownership guidelines may be reviewed from time to time to ensure market competitiveness and to reflect appropriate market conditions.

Effect of Tax and Accounting Treatment on Executive Compensation Decisions

We make reasonable efforts to seek to maximize the tax deductibility of all elements of our executive compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), limits to $1 million the amount of compensation that we may deduct in any one year with respect to each of our chief executive officer and other covered executives, unless certain criteria are met.

The compensation committee regularly reviews our compensation programs in light of applicable tax provisions, including Section 162(m), and makes reasonable efforts, consistent with sound executive compensation principles and our needs, to seek to ensure that such compensation is deductible by us. For example, cash bonuses paid under our Management Bonus Plan are intended to be exempt from the limits set forth under Section 162(m) of the Code, and thus be deductible by us for tax purposes. To preserve appropriate flexibility in our ability to compensate our executive officers, however, we do not require that all compensation be awarded in a manner that is tax-deductible to us. It is our intent, though, to maximize the deductibility of our executive compensation to the extent possible and consistent with our overall corporate and compensation goals.

As part of the process of determining the appropriate structure of our executive compensation programs and the awards to be made under such programs, the compensation committee also evaluates and considers the accounting treatment, the aggregate economic costs, the cash flow implications and the expected impact on our financial results. The compensation committee attempts to balance the various financial implications of each program in order to develop an executive compensation structure that fulfills our compensation and company objectives.

Advisory Vote on Named Executive Officer Compensation

At our 2011 Annual Meeting of Shareholders, 98.7% of the votes cast on the advisory vote on our named executive officer compensation were in favor of our executive compensation policies. The board of directors and the compensation committee reviewed these results and determined that no changes to our executive compensation policies were necessary at this time based on the vote results. In addition, at our 2011 Annual Meeting of Shareholders, 99.6% of the votes cast were in favor of holding an advisory vote on named executive compensation on an annual basis. The board of directors and compensation committee reviewed these results and determined that our shareholders should vote on a say-on-pay proposal annually.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth above. Based on this review and discussion with management, the compensation committee recommended to the board of directors that such Compensation Discussion and Analysis be included in this proxy statement and be incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended June 30, 2012.

Fred Berens (Chairperson)
William M. Tatham
A. Salman Amin

EXECUTIVE COMPENSATION TABLES

Fiscal 2012 Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensation[4] ($)	Total ($)
E. Scott Beattie	2012	886,250	--	899,374	399,135	1,321,451	86,316	3,592,526
Chairman, President and	2011	864,667	--	941,375	399,988	2,314,434	68,604	4,589,068
Chief Executive Officer	2010	843,750	--	809,844	396,615	1,788,672	59,717	3,898,598
Stephen J. Smith	2012	429,167	--	225,638	100,147	324,786	33,856	1,113,594
Executive Vice President	2011	424,167	--	234,817	100,358	572,543	33,206	1,365,091
and Chief Financial Officer	2010	416,667	--	269,637	132,342	557,165	33,586	1,409,397
Joel B. Ronkin	2012	472,500	--	403,606	179,974	502,405	37,321	1,595,806
Executive Vice President,	2011	457,717	--	424,061	179,778	871,435	35,808	1,968,799
General Manager -- North America	2010	442,750	--	404,922	198,102	772,961	35,906	1,854,641
Dirk Trappmann[5]	2012	538,376	--	158,900	69,667	322,469	244,264	1,333,676
Executive Vice President,	2011	--	--	--	--	--	--	--
General Manager -- International	2010	--	--	--	--	--	--	--
Kathleen Widmer[6]	2012	383,333	--	203,392	89,987	291,135	36,123	1,003,970
Executive Vice President	2011	370,833	75,000	165,650	70,034	455,679	32,703	1,169,899
and Chief Marketing Officer	2010	--	--	--	--	--	--	--

(1) Reflects the aggregate grant date fair value of restricted stock awards granted in fiscal 2012, fiscal 2011 and fiscal 2010, computed in accordance with Accounting Standards Codification Topic 718 ("ASC 718"). These amounts do not necessarily correspond to the actual value that may be realized by the named executive officers. For additional information on the valuation assumptions regarding the fiscal 2012 grants, see note 14 to the consolidated financial statements in our Annual Report on Form 10-K for fiscal 2012, as filed with the SEC. For information on the valuation assumptions with respect to grants made prior to fiscal 2012, refer to the note on Stock Plans in the consolidated financial statements in our Annual Report on Form 10-K for the applicable fiscal year end. See the Fiscal 2012 Grants of Plan-Based Awards Table for additional information on awards made during fiscal 2012.

(2) Reflects the aggregate grant date fair value of stock options granted in fiscal 2012, fiscal 2011 and fiscal 2010, computed in accordance with ASC 718. These amounts do not necessarily correspond to the actual value that may be recognized by the named executive officers. For additional information on the valuation assumptions regarding the fiscal 2012 grants, see note 14 to the consolidated financial statements in our Annual Report on Form 10-K for fiscal 2012, as filed with the SEC. For information on the valuation assumptions with respect to grants made prior to fiscal 2012, refer to the note on Stock Plans in the consolidated financial statements in our Annual Report on Form 10-K for the applicable fiscal year end. See the Fiscal 2012 Grants of Plan-Based Awards Table for additional information on awards made during fiscal 2012.

(3) Reflects amounts earned by the named executive officers in the applicable fiscal year under our Management Bonus Plan and pursuant to performance-based cash awards made in fiscal 2010, 2011 and 2012, respectively. These amounts earned were subject to our achievement of specified performance targets. The performance-based cash awards are payable in three equal annual installments two business days after the public announcement of our financial results for each of the three fiscal years ending after the date of grant of each award, if the named executive officer is still employed by us at that time. For more information regarding our fiscal 2012 Management Bonus Plan, please refer to the discussion in the Compensation Discussion and Analysis under "Elements of Elizabeth Arden's Executive Compensation Program - Short-Term Cash Incentives - Fiscal 2012 Management Bonus Plan" and the Fiscal 2012 Grants of Plan-Based Awards Table. For more information regarding the performance-based cash awards made in fiscal 2012, please refer to the discussion in the Compensation Discussion and Analysis under "Elements of Elizabeth Arden's Executive Compensation Program - Long-Term Incentives - Fiscal 2012 Performance-Based Cash Awards" and the Fiscal 2012 Grants of Plan-Based Awards table.

(4) The following table identifies (i) perquisites and other personal benefits provided to our named executive officers in fiscal 2012 and quantifies those required by SEC rules to be quantified and (ii) all other compensation that is required by SEC rules to be separately identified and quantified:

Name	Fiscal Year	Perquisites and Other Personal Benefits ($) (a)	Tax Reimbursements ($) (b)	Executive Disability Insurance Premiums ($) (c)	Life & AD&D Insurance Premiums ($) (d)	Company Contributions to 401(k) Plan ($) (e)	Total ($)
E. Scott Beattie	2012	68,137(f)	2,252	4,757	1,170	10,000	86,316
Stephen J. Smith	2012	22,786	--	--	1,170	9,900	33,856
Joel B. Ronkin	2012	24,290(g)	566	1,195	1,170	10,100	37,321
Dirk Trappmann	2012	244,264(h)	--	--	--	--	244,264
Kathleen Widmer	2012	24,953(i)	--	--	1,170	10,000	36,123

(a) Includes car allowance and personal tax preparation and financial planning services paid or reimbursed by us. Except as noted below, no individual perquisite or personal benefit for any named executive officer exceeded $25,000.

(b) Reflects tax reimbursements on executive disability insurance premiums. Effective October 1, 2012, we will no longer provide tax reimbursements on executive disability insurance premiums.

(c) Reflects executive disability insurance premiums paid or reimbursed by us.

(d) Reflects term life and accidental death and dismemberment insurance premiums paid or reimbursed by us.

(e) Reflects matching contributions made by us under our 401(k) plan.

(f) Includes expenses paid by us in connection with (i) business guests and family accompanying Mr. Beattie during business travel, including when using our jet card membership or fractional aircraft interest, (ii) certain temporary relocation expenses, (iii) dues paid by us for business club memberships for Mr. Beattie, and (iv) an executive medical physical for Mr. Beattie. The aggregate incremental cost to the company of business guests and family accompanying Mr. Beattie during business travel when using our jet card or aircraft fractional interest was *de minimis*.

(g) Includes bar and bar association membership fees.

(h) Includes a rent allowance of $187,471 (which will be discontinued after September 30, 2012) and $34,076 reimbursed to Mr. Trappmann for tuition expenses for his child. Does not include $93,780 of pension contributions made by us for Mr. Trappmann as required by Swiss law.

(i) Includes a clothing allowance that is available to certain sales and marketing employees of the company, including non-executives.

(5) Mr. Trappmann was not a named executive officer in fiscal 2011 or fiscal 2010. Mr. Trappmann is based in Geneva, Switzerland, and he is paid in Swiss francs. Fiscal 2012 amounts were converted to U.S. dollars using an exchange rate of 0.898 Swiss francs to the U.S. dollar, which is the average of all interbank rate "ask" prices for the period from July 1, 2011 through June 29, 2012, as quoted on www.oanda.com, rounded to the nearest thousandth.

(6) Ms. Widmer was not a named executive officer in fiscal 2010. Amount shown in the "Bonus" column for Ms. Widmer for fiscal year 2011 reflects a one-time, service-based cash award of $75,000 granted on November 9, 2009 as a special incentive to join the company. The award vested on November 9, 2010.

Fiscal 2012 Grants of Plan-Based Awards Table

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units[(2)] (#)	All Other Option Awards: Number of Securities Underlying Options[(3)] (#)	Exercise or Base Price of Option Awards ($ / SH)	Grant Date Fair Value of Stock and Option Awards[(4)] ($)
E. Scott Beattie	8/8/11	8/8/11	332,321	886,189	1,329,283(1)				
	8/8/11	8/8/11	262,500	700,000	1,050,000(5)				
	8/15/11	8/8/11				28,300			899,374
	8/15/11	8/8/11					27,500	31.78	399,135
Stephen J. Smith	8/8/11	8/8/11	80,466	214,577	321,865(1)				
	8/8/11	8/8/11	65,625	175,000	262,500(5)				
	8/15/11	8/8/11				7,100			225,638
	8/15/11	8/8/11					6,900	31.78	100,147
Joel B. Ronkin	8/8/11	8/8/11	106,303	283,475	425,213(1)				
	8/8/11	8/8/11	118,125	315,000	472,500(5)				
	8/15/11	8/8/11				12,700			403,606
	8/15/11	8/8/11					12,400	31.78	179,974
Dirk Trappmann	8/8/11	8/8/11	100,913	269,101	403,652(1)				
	8/8/11	8/8/11		122,500	183,750(5)				
	8/15/11	8/8/11	45,938			5,000			158,900
	8/15/11	8/8/11					4,800	31.78	69,667
Kathleen Widmer	8/8/11	8/8/11	71,870	191,653	287,480(1)				
	8/8/11	8/8/11	59,063	157,500	236,250(5)				
	8/15/11	8/8/11				6,400			203,392
	8/15/11	8/8/11					6,200	31.78	89,987

(1) Reflects the potential value of the cash payout for each named executive officer under our Management Bonus Plan for fiscal 2012 if annual threshold, target or maximum performance goals for both performance metrics (EPS and net sales) were satisfied in fiscal 2012. Although the EPS and net sales targets achieved by the company would have supported a payout equal to 93.75% of each named executive officer's target annual bonus, on our chief executive officer's recommendation, the compensation committee limited the payouts for the company's executive officers at 80% of each officer's target annual bonus, to be more consistent with overall global payouts under the Management Bonus Plan for fiscal 2012. Actual amounts paid to the named executive officers for fiscal 2012 are included in the Fiscal 2012 Summary Compensation Table. For more information regarding our Management Bonus Plan, please refer to the discussion in the Compensation Discussion and Analysis under "Elements of Elizabeth Arden's Executive Compensation Program - Short-Term Cash Incentives - Fiscal 2012 Management Bonus Plan."

(2) Reflects the number of SBRSUs granted on August 15, 2011 under our 2004 Stock Incentive Plan to the named executive officers. These SBRSUs vest in equal thirds two business days after the public announcement of our financial results for the fiscal years ending June 30, 2012, June 30, 2013 and June 30, 2014, as applicable, if the named executive officer is still employed by us at that time. One-third of this grant of SBRSUs vested in August 2012.

(3) Reflects the number of stock options granted in fiscal 2012 under our 2010 Stock Award and Incentive Plan to our named executive officers other than Mr. Beattie, who received his fiscal 2012 award of stock options from shares available under our 2004 Stock Incentive Plan. These stock options vest over a three-year period in equal thirds two business days after the public announcement of our financial results for the fiscal years ending June 30, 2012, June 30, 2013 and June 30, 2014, as applicable, if the named executive officer is still employed by us at that time. These stock options will expire ten years from the date of grant. One-third of this grant of stock options vested in August 2012.

(4) Reflects the full grant date fair value under ASC 718 of the SBRSU or stock options granted in fiscal 2012 to the named executive officers. Generally, the full grant date fair value is the amount that we would expense in our consolidated financial statements over the award's vesting schedule. For SBRSU awards granted on August 15, 2011, fair value is calculated using the closing price of our common stock on the grant date of $31.78 per share multiplied by the number of SBRSUs awarded. For stock options, fair value is calculated using the Black-Scholes model value on the grant date of $14.51 per share multiplied by the number of stock options awarded. These amounts do not correspond to the actual value that may be recognized by the named executive officers. For additional information on the valuation assumptions regarding these fiscal 2012 grants, see note 14 to the consolidated financial statements in our Annual Report on Form 10-K for fiscal 2012, as filed with the SEC.

(5) Reflects the potential value of the outstanding performance-based cash awards granted to each executive officer in fiscal 2012 if the applicable threshold, target or maximum performance goals, as the case may be, were satisfied in fiscal 2012. These performance-based cash awards vested at 87.50% of the target award level based on our fiscal 2012 EPS and net sales, weighted equally, and will be paid in three installments two business days after the public announcement of our financial results for the fiscal years ending June 30, 2012, June 30, 2013 and June 30, 2014, as applicable, if the named executive officer is still employed by us at that time. For more information regarding our performance-based cash awards, please refer to the discussion in the Compensation Discussion and Analysis under "Elements of Elizabeth Arden's Executive Compensation Program - Long-Term Incentives - Fiscal 2012 Performance-Based Cash Awards."

Outstanding Equity Awards at 2012 Fiscal Year-End

	Option Awards					Stock Awards				
Name	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested [(1)] (#)	Market Value of Shares or Units of Stock That Have Not Vested[(2)] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
E. Scott Beattie	6/25/2003	75,600	--	13.04	6/25/2013	8/17/2009	28,934 (6)	1,122,929	--	--
	3/10/2004	71,300	--	21.60	3/10/2014	8/16/2010	31,467 (7)	1,221,234		
	8/10/2005	65,600	--	23.40	8/10/2015	11/2/2010	5,667 (8)	219,936		
	8/21/2006	67,300	--	15.00	8/21/2016	8/15/2011	28,300 (9)	1,098,323		
	8/20/2007	88,000	--	23.59	8/20/2017					
	8/18/2008	111,100	--	18.88	8/18/2018					
	8/17/2009	64,333	32,167(3)	9.33	8/17/2019					
	8/16/2010	18,466	36,934(4)	16.15	8/16/2020					
	8/15/2011	--	27,500(5)	31.78	8/15/2021					
Stephen J. Smith	3/10/2004	16,900	--	21.60	3/10/2014	8/17/2009	9,634 (6)	373,896	--	--
	8/10/2005	15,000	--	23.40	8/10/2015	8/16/2010	7,867 (7)	305,318		
	8/21/2006	24,000	--	15.00	8/21/2016	11/2/2010	1,400 (8)	54,334		
	8/20/2007	35,200	--	23.59	8/20/2017	8/15/2011	7,100 (9)	275,551		
	8/18/2008	38,900	--	18.88	8/18/2018					
	8/17/2009	21,466	10,734(3)	9.33	8/17/2019					
	8/16/2010	4,633	9,267(4)	16.15	8/16/2020					
	8/15/2011	--	6,900(5)	31.78	8/15/2021					
Joel B. Ronkin	3/10/2004	11,000	--	21.60	3/10/2014	8/17/2009	14,467 (6)	561,464	--	--
	8/10/2005	17,500	--	23.40	8/10/2015	8/16/2010	14,200 (7)	551,102		
	8/21/2006	30,000	--	15.00	8/21/2016	11/2/2010	2,534 (8)	98,345		
	8/20/2007	46,900	--	23.59	8/20/2017	8/15/2011	12,700 (9)	492,887		
	8/18/2008	50,000	--	18.88	8/18/2018					
	8/17/2009	32,133	16,067(3)	9.33	8/17/2019					
	8/16/2010	8,300	16,600(4)	16.15	8/16/2020					
	8/15/2011	--	12,400(5)	31.78	8/15/2021					
Dirk Trappmann	8/15/2011	--	4,800(5)	31.78	8/15/2021	8/15/2011	5,000 (9)	194,050	--	--
Kathleen Widmer	8/16/2010	3,233	6,467(4)	16.15	8/16/2020	8/16/2010	5,534 (7)	214,775	--	--
	8/15/2011	--	6,200(5)	31.78	8/15/2021	11/2/2010	1,000 (8)	38,810		
						8/15/2011	6,400 (9)	248,384		

(1) This column reflects the number of shares of SBRS and SBRSU granted to the respective named executive officer that had not yet vested as of June 30, 2012.

(2) Determined based on the closing market price of our common stock on June 29, 2012, the last trading day in fiscal 2012, of $38.81 per share.

(3) Stock options granted on August 17, 2009, that vest over a three-year period in equal thirds two business days after the public announcement of our financial results for the fiscal years ending June 30, 2010, June 30, 2011 and June 30, 2012, as applicable, if the named executive officer is still employed by us at that time. The amount shown reflects the remaining one-third of the original stock option grant, which vested for each named executive officer in August 2012.

(4) Stock options granted on August 16, 2010, that vest over a three-year period in equal thirds two business days after the public announcement of our financial results for the fiscal years ending June 30, 2011, June 30, 2012 and June 30, 2013, as applicable, if the named executive officer is still employed by us at that time. The amount shown reflects two-thirds of the original stock option grant. An additional one-third of the original amount of this grant of stock options vested for each named executive officer in August 2012.

(5) Stock options granted on August 15, 2011, that vest over a three-year period in equal thirds two business days after the public announcement of our financial results for the fiscal years ending June 30, 2012, June 30, 2013 and June 30, 2014, as applicable, if the named executive officer is still employed by us at that time. The amount shown reflects the initial grant amount of the stock option award granted on such date. One-third of this grant of stock options vested for each named executive officer in August 2012.

(6) SBRS award granted on August 17, 2009, that vests over a three-year period in equal thirds two business days after the public announcement of our financial results for the fiscal years ending June 30, 2010, June 30, 2011 and June 30, 2012, as applicable, if the named executive officer is still employed by us at that time. The amount shown reflects the remaining third of the original amount of this SBRS award, which vested for each named executive officer in August 2012.

(7) SBRS award granted on August 16, 2010, that vests over a three-year period in equal thirds two business days after the public announcement of our financial results for the fiscal years ending June 30, 2011, June 30, 2012 and June 30, 2013, as applicable, if the named executive officer is still employed by us at that time. The amount shown reflects the remaining two-thirds of the original amount of the SBRS award. An additional one-third of the original amount of this SBRS award vested for each named executive officer in August 2012.

(8) SBRS award granted on November 2, 2010 that vests in equal thirds two business days after the public announcement of our financial results for the fiscal years ending June 30, 2011, June 30, 2012 and June 30, 2013, as applicable, if the named executive officer is still employed by us at that time. The amount shown reflects the remaining two-thirds of the original amount of the SBRS award. An additional one-third of the original amount of this SBRS award vested for each named executive officer in August 2012.

(9) SBRSU award granted on August 15, 2011 that vests in equal thirds two business days after the public announcement of our financial results for the fiscal years ending June 30, 2012, June 30, 2013 and June 30, 2014, as applicable, if the named executive officer is still employed by us at that time. The amount shown reflects the initial grant amount of the SBRSU award granted on such date. One-third of the original amount of this SBRSU award vested for each named executive officer in August 2012.

Option Exercises and Stock Vested in Fiscal 2012

Name	Option Awards Number of Shares Acquired on Exercise (#)	Option Awards Value Realized on Exercise ($)	Stock Awards Number of Shares Acquired on Vesting(1) (#)	Stock Awards Value Realized on Vesting(2) ($)
E. Scott Beattie	135,000(3)	3,149,531	62,299	1,979,862
Stephen J. Smith	48,000(4)	1,155,380	19,466	618,629
Joel B. Ronkin	28,750(5)	714,051	29,500	937,510
Dirk Trappmann	--	--	--	--
Kathleen Widmer	--	--	3,266	103,793

(1) Represents shares of SBRS that vested on August 15, 2011.

(2) Value based on the closing market price of our common stock on August 15, 2011, the vesting date of the SBRS, of $31.78 per share.

(3) The stock option exercised by Mr. Beattie in fiscal 2012 was scheduled to expire on March 22, 2012 and was exercised over the course of several months, from August 2011 through December 2011.

(4) Of these shares, 30,000 were acquired upon the exercise of a stock option scheduled to expire on March 22, 2012.

(5) Of these shares, 18,750 were acquired upon the exercise of a stock option scheduled to expire on March 22, 2012.

Potential Payments Upon Termination or Change of Control

Our severance policy provides for severance benefits upon the following triggering events: (i) a termination of the employment of a named executive officer by us without "cause," or (ii) a termination of the employment of a named executive officer by us without "cause" or by the named executive officer for "good reason," either of which occurs within two years of the consummation of a "change of control" involving us. Our severance policy and the terms "cause," "good reason," and "change of control," are discussed in more detail under "Compensation Discussion and Analysis -- Severance Policy and Change of Control." Payments under our severance policy are subject to the execution and delivery by the relevant executive officer of a release containing confidentiality and non-disparagement provisions that are satisfactory to us. The table below assumes that the triggering events under the severance policy occurred on June 30, 2012.

Our stock incentive grant agreements generally provide that in the event of a change of control involving us, as defined in the stock incentive plans, all unvested stock options granted and service-based restricted stock and service-based restricted stock units awarded to our employees, including our named executive officers, would automatically become fully vested. In addition, upon a change of control our outstanding performance-based awards vest and become payable at either their target value or the value that corresponds to any applicable performance targets that have already been achieved. In the event of an executive officer's death or permanent disability, all unvested stock option awards become fully vested and a pro-rata portion of unvested service-based restricted stock and service-based restricted stock unit awards and performance-based awards also vest (in the case of performance-based awards, at either target value or the value applicable to any achieved performance targets for the relevant performance period) based on the period elapsed since the applicable grant date. The following table shows the value of unvested stock options and restricted stock awards that would vest upon the specified triggering event, based on our closing market price of $38.81 on June 29, 2012, the last trading day of fiscal 2012.

Name	Benefit	Without Cause(1)	Termination Without Cause or For Good Reason Within 2 Years After Change of Control(2)	Change of Control(3)	Death or Permanent Disability(3)
E. Scott Beattie	Cash	$ 1,780,000	$ 4,324,167	$ --	$ --
	Option vesting	--	--	1,978,532	1,978,532
	Restricted stock/SBRSU vesting	--	--	3,662,422	1,841,302
	Performance-based cash vesting	--	--	1,614,083	718,715
	Total	$ 1,780,000	$ 4,324,167	$ 7,255,037	$ 4,538,549
Stephen J. Smith	Cash	$ 430,000	$ 865,412	$ --	$ --
	Option vesting	--	--	574,935	574,935
	Restricted stock /SBRSU vesting	--	--	1,009,099	537,945
	Performance-based cash vesting	--	--	429,771	201,554
	Total	$ 430,000	$ 865,412	$ 2,013,805	$ 1,314,434
Joel B. Ronkin	Cash	$ 475,000	$ 946,635	$ --	$ --
	Option vesting	--	--	936,983	936,983
	Restricted stock/SBRSU vesting	--	--	1,703,798	875,321
	Performance-based cash vesting	--	--	742,087	336,547
	Total	$ 475,000	$ 946,635	$ 3,382,868	$ 2,148,851
Dirk Trappmann(4)	Cash	$ 540,089	$ 1,052,114	$ --	$ --
	Option vesting	--	--	33,744	33,744
	Restricted stock/SBRSU vesting	--	--	194,050	53,868
	Performance-based cash vesting	--	--	107,188	29,774
	Total	$ 540,089	$ 1,052,114	$ 334,982	$ 117,387
Kathleen Widmer	Cash	$ 385,000	$ 786,415	$ --	$ --
	Option vesting	--	--	190,128	190,128
	Restricted stock/SBRSU vesting	--	--	501,969	174,606
	Performance-based cash vesting	--	--	257,965	88,345
	Total	$ 385,000	$ 786,415	$ 950,062	$ 453,079

(1) Severance benefit for termination without cause (other than upon a change of control or due to death or permanent disability) equals 24 months of base salary for our chief executive officer and 12 months of base salary for our other named executive officers and is payable in a lump sum.

(2) In addition to the accelerated vesting of outstanding awards reflected in the "Change of Control column," named executive officers receive severance benefits for termination without cause by us or by the named executive officer for good reason, either of which occurs within two years of a change of control. These severance benefits equal 2.99 times the "base amount" for our chief executive officer and 1.5 times the "base amount" for our other named executive officers, and are payable in a lump sum. "Base amount" is the average annual salary plus average bonus paid to a named executive officer during the most recently completed five fiscal years.

(3) Reflects value of accelerated vesting of stock options calculated based on the difference between the exercise price of stock options not yet vested at June 30, 2012 and the closing market price of our common stock of $38.81 on June 29, 2012, the last trading day of fiscal 2012. Also reflects value of accelerated vesting of restricted stock and SBRSU not yet vested on June 30, 2012, based on the closing market price of our common stock on June 29, 2012 of $38.81. Also reflects the value of accelerated vesting of all outstanding performance-based cash awards granted in fiscal 2010, fiscal 2011 and fiscal 2012, based on actual performance targets achieved during those fiscal years.

Stock options that vest on an accelerated basis due to death remain exercisable by the named executive officer's estate for 12 months after death. Stock options that vest on an accelerated basis due to permanent disability remain exercisable for six months after the permanent disability. Stock options that vest on an accelerated basis due to a change of control remain exercisable for 90 days after the change of control. The term "change of control" has substantially the same meaning under our stock incentive plans as under our severance policy.

(4) Mr. Trappmann is paid in Swiss francs. Amounts were converted to U.S. dollars using an exchange rate of 0.898 Swiss francs to the U.S. dollar, which is the average of all interbank rate "ask" prices for the period from July 1, 2011 through June 29, 2012, as quoted on *www.oanda.com*, rounded to the nearest thousandth.

Equity Compensation Plan Information

The following table sets forth information concerning our common stock authorized for issuance under our equity compensation plans at June 30, 2012:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance (c)
Equity compensation plans approved by security holders	1,936,023	$18.67	2,096,811 (1)
Equity compensation plans not approved by security holders	--	--	--
Total	1,936,023	$18.67	2,096,811 (1)

(1) Of these shares of common stock, 964,776 remained available for issuance at June 30, 2012, under the Elizabeth Arden, Inc. 2011 Employee Stock Purchase Plan. Of the remaining amount, 1,008,900 shares were available under the 2010 Stock Award and Incentive Plan, 19,735 shares were available under the 2004 Stock Incentive Plan, and 103,400 shares were available under the 2004 Non-Employee Director Stock Option Plan. See note 14 to the consolidated financial statements in our Annual Report on Form 10-K for fiscal 2012, as filed with the SEC.

AUDIT COMMITTEE REPORT

The audit committee oversees the quality and integrity of the company's accounting and financial reporting process, the adequacy of the company's internal control over financial reporting, the audits of the company's consolidated financial statements, the review of quarterly consolidated financial statements and critical accounting policies, and also carries out such other duties as may be directed by the board of directors. The audit committee selects and engages the company's independent registered public accounting firm that performs the audit of the company's consolidated financial statements and the company's internal control over financial reporting, negotiates and approves the fees paid for such services and evaluates their performance. The audit committee also approves the engagement of the independent registered public accounting firm for non-audit services permissible under applicable laws and negotiates and approves the fees paid for such services.

The company's management is responsible for the preparation, presentation and integrity of its consolidated financial statements and internal controls and for the application of accounting and financial reporting principles and procedures designed to ensure compliance with accounting standards and applicable laws. The company's independent registered public accounting firm is responsible for performing an independent audit of the consolidated financial statements and the company's internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Although the audit committee members possess broad experience in analyzing and reviewing financial statements, the audit committee is not composed of professional auditors, and its functions are not intended to duplicate or to certify the actions of management and the independent registered public accounting firm.

The audit committee reviewed and discussed with the company's management its audited consolidated financial statements for fiscal 2012. The committee also discussed with PricewaterhouseCoopers LLP, the company's independent registered public accounting firm, the results of the audit and the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, and the company's internal control over financial reporting.

The audit committee also considered whether the provision by PricewaterhouseCoopers LLP of non-audit services to the company is compatible with maintaining the auditors' independence. The audit committee received from PricewaterhouseCoopers LLP the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board regarding PricewaterhouseCoopers LLP's communications with the audit committee concerning independence, and discussed with PricewaterhouseCoopers LLP their independence from the company, including any relationships that may impact their independence. The audit committee has concluded that PricewaterhouseCoopers LLP is independent from the company and its management.

Based on the review and discussions referred to in this report, the audit committee recommended to the board of directors that the audited consolidated financial statements be included in the company's annual report on Form 10-K for the fiscal year ended June 30, 2012 for filing with the SEC.

Fred Berens (Chairperson)
Maura Clark
William M. Tatham
J. W. Nevil Thomas

PROPOSAL 2 --
ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 requires us to give our shareholders an opportunity to vote, on an advisory (non-binding) basis, regarding the compensation of our named executive officers as disclosed in this proxy statement in accordance with SEC rules. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on the compensation of our named executive officers. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the compensation philosophy, policies and practices described in this proxy statement.

As discussed in the Compensation Discussion and Analysis set forth on pages 15 through 24, our compensation programs are focused on pay-for-performance based on performance metrics that are tailored to achieve the company's strategic business plan and align executive incentives with the creation of shareholder value, while ensuring the competitiveness of executive compensation in comparison to our peer group and the broader market to enhance our ability to attract and retain talented executives. We design our executive compensation programs to pay well when performance metrics are achieved, and, conversely, to pay below the market median level of compensation when performance metrics are missed. We believe that our executive compensation programs are well-designed and appropriately align executive compensation with shareholder interests, and at our 2011 Annual Meeting of Shareholders, our shareholders approved the compensation paid to our named executive officers with a "FOR" vote of 98.7% of the votes cast at the meeting.

In particular, payouts under our annual Management Bonus Plan and other incentive awards (like performance-based cash awards) depend on the company achieving challenging pre-determined performance metrics tied to our strategic business plan that are intended to drive long-term shareholder value. Performance based programs (such as our Management Bonus Plan and our performance-based cash awards) do not pay out unless threshold performance metrics are achieved, as evidenced by the forfeiture in fiscal 2011 of 100% of the performance-based restricted stock awarded to our executive officers in August 2008. Our grants of stock options and SBRS and SBRSU have historically vested over three-year service periods to enhance our ability to retain talent and reward long-term contributors, while also aligning executive incentives with the interests of our shareholders. We have also established stock ownership guidelines and a "clawback" policy applicable to our executive officers to ensure a long-term focus consistent with shareholder interests.

For fiscal 2012, we reported net sales of $1.238 billion and net income of approximately $57.4 million, our highest levels of sales and profitability to date. Over the last few years, we have improved our operating metrics, primarily as a result of our Global Efficiency Re-engineering Initiative, and strengthened our balance sheet. Gross margin again improved from 47.3% in fiscal 2011 to 49.2% in fiscal 2012. During fiscal 2012, our common stock price increased from $29.03 per share at June 30, 2011, to $38.81 per share at June 29, 2012. As a result, our one-year total shareholder return through June 30, 2012 was 34%, compared to our peer group median of 3%, placing us in the 79th percentile of our peer group. Our three-year total shareholder return through June 30, 2012 was 64%, compared to our peer group median of 32%, ranking us first among our peer group in three-year total shareholder return.

Our fiscal 2012 financial performance achieved our EPS target and fell just short of our net sales performance target under our fiscal 2012 Management Bonus Plan and under the terms of the performance-based cash awards granted to executive officers in fiscal 2012. While such performance would have supported a fiscal 2012 Management Bonus Plan payout of 93.75% of annual target bonuses, at the request of our chief executive officer, our compensation committee limited fiscal 2012 Management Bonus payouts for our executive officers to 80% of their overall target bonus potential to be more consistent with overall fiscal 2012 Management Bonus Plan payouts across the company. Based on our EPS and net sales results, our executive officers earned 87.5% of the performance-based cash awards granted to our executive officers in fiscal 2012. As a result of the reduced payouts under the fiscal 2012 Management Bonus Plan, average actual total cash (base salary plus Management Bonus Plan payout) and Total Direct Compensation (as defined on page 16) for our executive officers was at the median (50th percentile) of Mercer's composite market values. Further details are provided in the Compensation Discussion and Analysis beginning on page 15.

We believe that our executive compensation programs have been instrumental in attracting and retaining the highly qualified managerial talent that is necessary to continue to successfully pursue our strategic business plan. We ask that our shareholders indicate their support for the compensation of our named executive officers as described in this proxy statement by voting "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission in the company's Proxy Statement for the 2012 Annual Meeting of Shareholders, including the Compensation Discussion and Analysis, the 2012 Summary Compensation Table, and the other related tables and narrative disclosure."

This say-on-pay vote is advisory, which means that the shareholder vote on this proposal is not binding on us, our board of directors or our compensation committee. The compensation committee and the board of directors do, nonetheless, value the opinions expressed by our shareholders and will carefully consider the outcome of this vote when making future compensation decisions regarding executive compensation.

The board of directors has adopted a policy for providing annual say-on-pay advisory votes. Unless the board modifies this policy, the next say-on-pay advisory vote will be held at our 2013 Annual Meeting of Shareholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE RESOLUTION APPROVING THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DESCRIBED IN THIS PROXY STATMENT.

PROPOSAL 3 --
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the board of directors has appointed PricewaterhouseCoopers LLP as the independent registered public accounting firm to conduct the audit of our consolidated financial statements for the fiscal year ending June 30, 2013. The appointment of the independent registered public accounting firm by the audit committee is submitted annually for ratification by the shareholders. Although shareholder approval is not required, if the shareholders do not ratify the appointment, the audit committee will reconsider the matter. Representatives of PricewaterhouseCoopers LLP are expected to be present at the annual meeting, will be given an opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions from shareholders.

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING JUNE 30, 2013.

Fees Paid to PricewaterhouseCoopers LLP

The following table shows the fees paid to PricewaterhouseCoopers LLP for the audit of the consolidated financial statements and internal control over financial reporting and other services provided for the fiscal years ended June 30, 2012 and 2011, respectively:

	Fiscal Year Ended	
	June 30, 2012	June 30, 2011
Audit fees	$ 2,194,430	$ 2,046,108
Audit-related fees	--	1,095
Tax fees	900,141	642,149
All other fees	1,818	1,818
Total	$ 3,096,389	$ 2,691,170

Audit Fees. Audit fees consisted principally of fees for audit work performed on the consolidated financial statements and internal control over financial reporting included in our Annual Report on Form 10-K for fiscal 2012 and 2011, the quarterly reviews of the consolidated financial statements included in our Quarterly Reports on Form 10-Q for fiscal 2012 and 2011, and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and SEC regulatory filings or engagements, including our review of the accounting treatment of several fragrance license acquisitions. In addition, audit fees include fees related to the audit of internal controls over financial reporting included in our annual report on Form 10-K for the applicable fiscal year.

Audit-Related Fees. Audit-related fees consist of fees for assurance and related services that are reasonably related to the audit or review of our consolidated financial statements.

Tax Fees. The tax fees listed above consisted of fees for assistance with matters related to such services as domestic and international tax planning, tax compliance, including tax filings, tax audits (including audits for income taxes, indirect taxes and customs duties) and general tax advice.

All Other Fees. The other fees listed above relate primarily to annual subscription fees paid to access PricewaterhouseCoopers' accounting reference website.

Pre-Approval Policies and Procedure for Audit and Permitted Non-Audit Services. The audit committee has developed policies and procedures regarding the approval of all non-audit services that are to be rendered by our independent registered public accounting firm, as permitted under applicable laws, and the corresponding fees for such services. In situations where the full audit committee is unavailable to pre-approve any permitted non-audit services to be rendered by our independent registered public accounting firm: (i) our chief financial officer and general counsel will evaluate the proposed engagement to confirm that the engagement is not prohibited by any applicable rules of the SEC, the Public Company Accounting Oversight Board or NASDAQ, (ii) following such confirmation by the chief financial officer and the general counsel, the chairperson of the audit committee will determine whether we should engage our independent registered public accounting firm for such permitted non-audit services and, if so, negotiate the terms of the engagement with our independent registered public accounting firm, and (iii) the chairperson of the audit committee will report to the full audit committee at its next regularly scheduled meeting about any engagements of our independent registered public accounting firm for permitted non-audit services that have been approved by the chairperson. Alternatively, after confirmation by the chief financial officer and the general counsel, the full committee may pre-approve engagements of our independent registered public accounting firm at audit committee meetings.

Consistent with these policies and procedures, all audit services and non-audit services, including tax services, and all fees associated with such services performed by our independent registered public accounting firm in the fiscal years ended June 30, 2012 and 2011 were pre-approved by the chairperson of the audit committee and ratified by the audit committee or approved by the full audit committee.

PROPOSAL 4 -- SHAREHOLDER PROPOSAL REGARDING TRANSPARENCY IN THE USE OF ANIMALS IN PRODUCT TESTING

Mr. Brook Dubman, with an address of 2332 Millpark Drive, Maryland Heights, MO 63043, owner of 82 shares of our common stock, has given notice that he intends to present for action at the Annual Meeting the following resolution:

RESOLVED, *that, shareholders encourage the Board of Elizabeth Arden, Inc. ("Elizabeth Arden") to increase transparency around the use of animals in product testing. As part of their corporate social responsibility, Elizabeth Arden should make information on their animal use publically [sic] available on their website and accessible on a constant basis, updated annually. This information should include: (1) the species, numbers, and general purpose of animal use (type of testing), name of the company performing testing and (2) efforts the company has undertaken, along with future goals, towards reducing and replacing animal use.*

Supporting Statement

Companies that use animals for product development and testing have an ethical imperative to address animal use, given that 72% of Americans polled believe testing cosmetics or personal care products on animals is inhumane or unethical and 60% don't think these companies should be allowed to test their products on animals at all. [1] These beliefs translate to the marketplace. Women purchase the vast majority of consumer goods and 69% of those polled stated they were likely to buy cosmetics and personal care products that were not tested on animals. To compete with non-animal tested products, for the already large and growing number of socially conscious consumers, Elizabeth Arden must demonstrate when and why they still use animals and what they are doing to move away from this practice.

In response to societal concerns, companies from industries that still use animals such as cosmetics, personal care products, pharmaceuticals, and industrial chemicals, are beginning to make transparency around animal use a cornerstone of their corporate social responsibility. Beyond simply establishing policies on animal care and use, many companies have begun to disclose specific information regarding animal use. In 2011, a leading personal care product company pledged to disclose details on animal testing, including the number of animals they use and tests they perform.

Many leading cosmetic and personal care companies emphasize their efforts toward replacing animal use by developing new test methods, providing detailed information on their efforts to develop and implement methods that

[1] More than a Makeup Trend: New Survey Shows 72 Percent of Americans Oppose Testing Cosmetics Products on Animals. ORC International Survey, September 2011.

replace, reduce, or refine animal use. These efforts are driven as much by a scientific imperative as an ethical imperative. Many of the newer, non-animal methods are quicker, less expensive and better to predict effects on humans[2], providing additional financial incentive for a move away from animal use. New methods can mean quicker and more economical product development, reduced incidence of adverse effects, as well as reduced animal use and suffering. Investment in new methods is clearly a priority for the public, with 78% of Americans polled stating that the development of non-animal methods is important.[3]

To address the concerns of the public, Elizabeth Arden should follow this model of corporate social responsibility and make the information requested above available.

Given the ethical, scientific, and financial implications of animal use for cosmetics testing, we urge shareholders to vote in favor of this proposal encouraging Elizabeth Arden to address animal use and replacement efforts.

Board of Directors' Statement in Opposition to the Shareholder Proposal on Animal Testing

For the reasons explained below, our board of directors believes that adopting this proposal is not in the best interests of the company and its shareholders.

Our animal testing policy is available at www.elizabetharden.com by clicking on "Customer Service" and then "Animal Testing Policy" under the heading "Corporate Information," and sets forth our commitment to the health and safety of consumers, to creating products that comply with the laws of all countries where our products are sold and to eliminating the need for animal testing in our industry. To this end, we do not perform any animal tests on our product formulations or ingredients, nor do we ask others to test on our behalf, except in the rare circumstances where required by law.

Currently, in those rare instances where the law of a particular country requires animal testing to confirm the safety of products before they may be sold in that country, the tests conducted and the protocols used are only those dictated by law and must be performed by government-approved laboratories. Accordingly, we have no control over the tests or protocols that are required.

Through industry trade associations, including the Personal Care Products Council in the United States (the "PCPC"), Cosmetics Europe and the European Partnership for Alternative Approaches to Animal Testing (the "EPAA"), we participate in and contribute towards efforts that promote and support research to develop alternatives to animal testing for cosmetic products that will reduce and/or eliminate the need to use animals in product safety testing globally. According to estimates by PCPC, hundreds of millions of dollars have been spent to date to identify, develop and validate scientifically valid alternatives to animal testing, funded in large part by contributions from beauty industry companies, including Elizabeth Arden. As a result of such efforts, alternatives to animal tests have already been developed and validated for certain safety tests. These industry trade associations, with our active support, have also been encouraging those foreign regulatory bodies that currently require animal testing for product registration and sale to accept alternatives to animal testing. We believe that these international, industry-wide efforts are the most expeditious way to achieve the goal of reducing and/or eliminating completely the need for animal testing while ensuring that our products comply with all applicable laws.

Given that our Animal Testing Policy is already on our website, that animal testing is performed on our behalf only to the extent required by law and that information regarding efforts to find alternatives to animal testing that we actively

[2] Toxicity Testing in the 21st Century: A Vision and a Strategy. National Research Council, 2007.
[3] More Than a Makeup Trend: New Survey Shows 72 Percent of Americans Oppose Testing Cosmetics Products on Animals. ORC International Survey, September 2011.

support and help fund is publicly available through PCPC, EPAA and Cosmetics Europe, we believe that providing further information on animal testing is unnecessary. In addition, any such testing is the result of government requirements that we must comply with, and disclosure of testing details may be taken out of context. For these reasons, we believe that adopting the proponent's proposal would not be in the best interests of our shareholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "AGAINST" THE SHAREHOLDER PROPOSAL REGARDING ANIMAL TESTING.

SHAREHOLDER PROPOSALS AND NOMINATIONS OF BOARD MEMBERS FOR THE 2013 ANNUAL MEETING

If a shareholder intends to present a proposal for action at the 2013 annual meeting of shareholders and wishes to have that proposal considered for inclusion in our proxy materials in reliance on Rule 14a-8 under the Exchange Act, the proposal must be submitted in writing and received by the Secretary of the company by June 11, 2013. The proposal must also meet the other requirements of the rules of the SEC relating to shareholder proposals.

Our by-laws establish an advance notice procedure with regard to certain matters, including shareholder proposals (other than those submitted in reliance on Rule 14a-8 under the Exchange Act) and nominations of individuals for election to the board of directors. In general, in order for a shareholder proposal or director nomination to be properly brought before the 2013 annual meeting, written notice of such shareholder proposal or director nomination must be received by the Secretary of the company no later than August 9, 2013 nor before July 10, 2013, provided, however, that if the 2013 annual meeting is more than thirty days before or more than sixty days after November 7, 2013, such written notice must be received by the Secretary of the company not later than ninety days prior to date of the 2013 annual meeting or, if later, the close of business on the tenth day following the date that public disclosure of the date of the 2013 annual meeting is first made.

Except for shareholder proposals subject to Rule 14a-8 under the Exchange Act, the written notice of a shareholder proposal must comply with the requirements of our amended and restated by-laws regarding shareholder proposals, including as to each matter the shareholder proposes to bring before the annual meeting, among other things, (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on our corporate books, of the shareholder proposing such business, (c) the class and number of shares of our common stock which are beneficially owned by the shareholder, including any synthetic equity interests or any short interests in our common stock, (d) any significant equity (including synthetic equity and short interests) in our principal competitors, and (e) any material interest of the shareholder in such shareholder's proposal.

The written notice of a shareholder director nomination must comply with the requirements of our amended and restated by-laws regarding director nominations by shareholders, including as to each nominee the following information, among other things: (i) the name and address of each nominee proposed in such notice, (ii) the number of shares of our common stock which are beneficially owned by each such nominee, (iii) such other information concerning each such nominee as would be required under the rules of the SEC in a proxy statement soliciting proxies for the election of such nominee as a director, (iv) any information that could be material to a reasonable shareholder's understanding of the independence or lack of independence of such nominee, and (v) a completed and signed questionnaire, representation and agreement in accordance with our amended and restated by-laws. The questionnaire and written representation and agreement are available from the Secretary of the company upon written request.

If the presiding officer at any shareholders' meeting determines that a shareholder proposal or director nomination was not made in accordance with our by-laws or SEC rules, as applicable, and subject to applicable SEC regulations, we may disregard that proposal or nomination. In addition, if a shareholder submits a proposal outside of Rule 14a-8 for the 2013 annual meeting of shareholders, but the proposal complies with the advance notice procedure prescribed by our by-laws, then our proxy may confer discretionary authority on the persons being appointed as proxies on behalf of our board of directors to vote on the proposal.

Proposals, director nominations and requests for the questionnaire, representation and agreement applicable to shareholder director nominees should be addressed to Secretary, Elizabeth Arden, Inc., 2400 S.W. 145th Avenue, Miramar, Florida 33027.

GENERAL INFORMATION

Directions to Annual Meeting. If you require directions to the annual meeting, you may contact the office of our Secretary by calling (954) 364-6900 or visit our annual meeting website at *http://annualmeeting.elizabetharden.com.*

Expenses of Solicitation. We will bear the expense of soliciting proxies. Proxies will be solicited principally by mail. Our directors, officers and regular employees may, however, solicit proxies personally, by telephone or by facsimile transmission. We will reimburse custodians, nominees or other persons for their out-of-pocket expenses in sending proxy materials to beneficial owners.

Multiple Shareholders Sharing the Same Address. Regulations regarding the delivery of copies of proxy materials and annual reports to shareholders permit us, banks, brokerage firms, and other nominees to send one annual report and proxy statement to multiple shareholders who share the same address under certain circumstances. This practice is known as "householding." Shareholders who hold their shares through a bank, broker, or other nominee may have consented to reducing the number of copies of materials delivered to their address. In the event that a shareholder wishes to revoke a "householding" consent previously provided to a bank, broker, or other nominee, the shareholder must contact the bank, broker, or other nominee, as applicable, to revoke such consent. In the event that a shareholder wishes to receive a separate proxy statement for the 2012 Annual Meeting or a 2012 Annual Report, the shareholder may obtain copies promptly by writing to Secretary, Elizabeth Arden, Inc., 2400 S.W. 145 Avenue, Miramar, Florida 33027, by calling (954) 364-6900, or by visiting our annual meeting website at *http://annualmeeting.elizabetharden.com* and downloading the PDF documents.

Any shareholders of record sharing an address who now receive multiple copies of our annual reports and proxy statements and who wish to receive only one copy of these materials per household in the future should also contact us by mail or telephone as instructed above. Any shareholders sharing an address whose shares of common stock are held by a bank, broker, or other nominee who now receive multiple copies of our annual reports and proxy statements, and who wish to receive only one copy of these materials per household, should contact the bank, broker or other nominee to request that only one set of these materials be delivered in the future.

Transfer Agent and Registrar. Our transfer agent and registrar is American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, New York 11219. Their telephone number is (800) 937-5449 and their website is *www.amstock.com.*

Other Matters. The board of directors is not aware of any matters to be presented at the annual meeting other than the matters described herein and does not intend to bring any other matters before the annual meeting. If any other matters should, however, come before the annual meeting, or any adjournment or postponement thereof, the persons named in the enclosed proxy will have discretionary authority to vote all proxies in accordance with their best judgment.

Form 10-K

Shareholders entitled to vote at the meeting may obtain a copy of our Annual Report on Form 10-K for the fiscal year ended June 30, 2012, including the consolidated financial statements required to be filed with the SEC, without charge, upon written request to Elizabeth Arden, Inc., Attention: Secretary, 2400 S.W. 145th Avenue, Miramar, Florida 33027, or by visiting our corporate website at *www.elizabetharden.com.*

By Order of the Board of Directors

OSCAR E. MARINA
Secretary

Miramar, Florida
October 9, 2012

Elizabeth Arden

NEW YORK


See the new
Elizabeth Arden

Elizabeth Arden

NEW YORK

Annual Report 2012

Dear Fellow Shareholders:

Fiscal 2012 marked another excellent year for our Company. We achieved strong financial results and improved operational metrics. We significantly advanced the repositioning of the Elizabeth Arden brand, while energizing both our retail partners and our organization behind this effort. We executed innovation with excellence, acquired several new fragrance licenses to increase our global market share of prestige fragrances and grew our key pillar brands around the world.

From a financial performance perspective,

- We grew consolidated net sales by 5.3%, with international net sales growing by 9.8%;
- We increased gross margins (adjusted) and EBITDA (adjusted) margins by 230 basis points and by 180 basis points, respectively;
- We grew diluted EPS (adjusted) by 32.7% to a record $2.07 per share; and
- We increased return on invested capital (adjusted) by 130 basis points.

Consistent improvement in our operational metrics continues to be driven by the building blocks of the Global Efficiency Re-engineering initiative that we substantially completed in fiscal 2011. Complementing this effort, we completed a comprehensive realignment of our marketing and sales organizations to


Helps replenish skin's youthful look.
Elizabeth Arden
NEW YORK

improve our global brand management capabilities and execution, and to take advantage of the tremendous opportunities in the global beauty industry. We believe that we have created a scalable global operational platform that should help us continue to efficiently grow our business.

We look forward to fiscal 2013 as a transformational year for our Company. We are launching the repositioned Elizabeth Arden brand, integrating several exciting acquisitions, and our innovation calendar has never been stronger. We expect strong sales, earnings and cash flow growth in fiscal 2013, and believe that this year will be pivotal in strengthening our foundation for future growth.



Elizabeth Arden Brand Repositioning

The Elizabeth Arden brand is at an exciting point in its history. Our efforts to reposition this iconic brand globally – to appeal anew to a broad range of women by honoring the strong heritage of the brand while modernizing its presentation – progressed significantly this past year. Over the past two years, we completed extensive consumer research and developed a marketing and communication strategy spanning all consumer touch points of the brand, including the product, retail counters, advertising, public relations, packaging, training, and more. Our strategy has been focused on elevating the brand's image and emphasizing the key elements of the Elizabeth Arden brand: the spirit of Ms. Elizabeth Arden herself, the brand's New York City roots, and the brand's unique Red Door Spa heritage. Ms. Arden believed that "to be beautiful is the birthright of every woman," and we intend to return to the holistic approach to beauty that she pioneered over a century ago.

Specific elements of the brand's repositioning include improved product formulations, packaging and counter redesign, and SKU rationalization. Virtually every element of the brand has been impacted. In addition to enhancing our core product pillars, *Ceramide, Prevage, Eight Hour Cream* and our color cosmetic line, we introduced a new skin care line, *Visible Difference*, a daily skin care regimen intended to attract a younger consumer through an entry price point.


Lines lost, firmness found, luminosity returned — younger looking skin in 15 minutes.
prevage
ElizabethArden
NEW YORK

We have also introduced communications and public relations that are designed to reflect and reinforce the brand's revitalized, modern positioning. All communications, including print, in-store, digital and social media, have been designed to reflect a consistent, equity-building, modern point of view to drive new relevance among women.


Elizabeth Arden
RED DOOR
AURA


Visible Difference
Visible Difference
ElizabethArden
NEW YORK
ElizabethArden
NEW YORK


ElizabethArden

Myers · Sydney, Australia

In fiscal 2012, we unveiled our plans for the Elizabeth Arden brand to key retailers around the world. Their response was overwhelmingly positive and encouraging, creating a heightened level of partnership in working together to execute with excellence at point of purchase. We are now preparing to debut the repositioned Elizabeth Arden brand in key global flagship doors beginning in the fall of 2012 and continuing throughout 2013. These doors will feature a comprehensive upgrade of almost all aspects of the brand, including a streamlined assortment, new advertising and marketing vehicles, greatly improved counter design, and enhanced beauty advisor support. Our new counter design brings key aspects of the Elizabeth Arden and Red Door Spa equities to the retail environment under a uniform, global discipline that combines a modern and engaging shopping experience with high-quality, efficient and flexible design to meet the needs of our various retail environments.

Finally, our collaboration with the Red Door Spas, the foundation of the aspirational Elizabeth Arden experience, has never been stronger. In September 2012, we made a minority investment in Red Door Spa Holdings, the privately-owned operator of the Elizabeth Arden Red Door Spas. Our intent is to accelerate the growth of the spa business in parallel with the Elizabeth Arden brand repositioning and the growth of the Elizabeth Arden brand. The new investors together with existing Red Door Spa management will collectively strengthen the operational management to maximize the growth potential and performance of the Elizabeth Arden Red Door Spa business. The potential to develop consumer loyalty and connection among the Red Door Spas and the traditional Elizabeth Arden counter business along with a content-rich digital replenishment platform, both in existing and, particularly, in emerging geographies, represents a distinct competitive advantage. We intend to leverage this unique association to drive both Elizabeth Arden product sales and the Red Door Spa business.

International Fragrance Expansion

Expanding our sales of fragrances globally continues to be a key initiative. While we enjoy a large market share of prestige fragrances in North America, our market share in larger and faster growing international markets, such as Eastern and Western Europe and Latin America, is significantly lower. Several years ago, we re-aligned our marketing organization to improve our


ElizabethArden
NEW YORK

global brand management capabilities and execution. This has expanded the organic growth of our key brands while allowing us to continue to execute impactful innovation. This restructured marketing organization, along with the enhanced capabilities of our international sales groups, has allowed us to accelerate the growth of our fragrance sales globally. Over the last two fiscal years, we have increased fragrance sales in international markets by a compounded annual growth rate of 10%, well in excess of industry growth rates. In fiscal 2013, we are increasing our focus on fast growing markets, opening an affiliate office in Brazil and dedicating additional resources to the markets in Russia, the Middle East and Eastern Europe.

The key fragrance brand pillars of *Viva la Juicy, John Varvatos, Britney Spears fantasy*, and *Elizabeth Arden Green Tea, Red Door*, and *5th Avenue*, all exhibited healthy growth in fiscal 2012 and represent significant growth drivers of our international fragrance business.

Finally, our recent acquisitions of the *Justin Bieber, Ed Hardy, Nicki Minaj, True Religion*, and *BCBG-MAXAZRIA* fragrance brands bolster our portfolio of product offerings and allow us to strengthen our partnership with retailers.


BRITNEY SPEARS
fantasy twist

Key Fragrance Brand Developments

Wonderstruck, our first fragrance with internationally-acclaimed music star Taylor Swift, was launched in the fall of 2011 and became the #2 women's fragrance launch for 2011, according to NPD.


WONDERSTRUCK

Wonderstruck is maintaining significant sales momentum as we enter fiscal 2013 as a result of expanded distribution in the U.S. and international markets, especially Europe, and we are launching a new Taylor Swift fragrance, *Wonderstruck Enchanted Taylor Swift*, in fall 2012.

The core fragrance franchises of *Britney Spears* and *Juicy Couture* saw a shift in innovation strategy during fiscal 2012, as we moved away from lower volume flankers to a more sustainable focus on the pillar brands within each house. We are excited about the introduction of a new product called *Britney Spears fantasy twist* in October 2012, which is a uniquely packaged duo fragrance containing both *fantasy* and *midnight fantasy*, two of the most popular fragrances within the Britney Spears franchise. We believe this focus on the successful fragrances within the line will drive stronger, more predictable and sustainable growth for the brand.


INTRODUCING
Juicy Couture

Similarly, we saw strong performance in *Viva la Juicy*, the pillar of the Juicy Couture fragrance franchise. Based on the strength of this pillar brand, we are introducing a new and permanent line extension to the *Viva* line, *Viva la Fleur*. *Viva la Fleur* is a lighter version of the highly successful *Viva la Juicy* fragrance, intended to broaden appeal for the Juicy Couture fragrance franchise as well as provide opportunity to re-promote the classic *Viva la Juicy* fragrance.

The *Curve* fragrance franchise, which we acquired from Fifth & Pacific (formerly known as Liz Claiborne) in fiscal 2012, continues to grow. The *Curve* fragrance brand, together with *Elizabeth Taylor's White Diamonds*, are the #1 selling men's and women's fragrances in North America, respectively, at mass retailers. The *Curve* franchise achieved net sales growth of 12% for fiscal 2012, largely due to the unique launch of *Curve Appeal* to targeted consumers at U.S. mass and mid-tier retail accounts.

The house of *John Varvatos* continues to perform well. The strength of the Collection brands, the launch of *John Varvatos Star USA*, and the ongoing expansion of the business into international markets and travel retail have contributed to the consistent significant growth of this franchise.



We are also pleased to report the addition of several recently acquired fragrance brands.



At the end of fiscal 2012, we added licenses for the *Ed Hardy*, *True Religion*, and *BCBGMAXAZRIA* fragrance brands to our portfolio. Originally introduced in 2008 and inspired by the tattoo art of Don Ed Hardy, the *Ed Hardy* fragrance portfolio has expanded and now also includes the *Love & Luck*, *Hearts & Daggers*, and *Born Wild* men's and women's fragrances. The *True Religion* fragrance launched in October 2008 and has now expanded to a portfolio of brands. The *BCBGMAXAZRIA* women's fragrance debuted successfully in fall 2011.



These brands strengthen our fragrance presence in North America and also have potential for growth in international markets. Each of these exciting brands is launching innovation in North America in the fall of 2012, with expansion into international markets expected in 2013. Launching this fall in the North American prestige market are *Skulls and Roses*, both men's and women's, from the *Ed Hardy* fragrance collection, *BCBGMAXAZRIA Bon Chic*, and *True Religion Love Hope Denim*.


GIRLFRIEND

We are also delighted to add the Justin Bieber and Nicki Minaj fragrance brands to our portfolio. With the addition of these two fragrance brands, Elizabeth Arden is now the leading celebrity fragrance company in the world.[1] Internationally acclaimed superstar Justin Bieber debuted his first fragrance, *Someday*, in 2011, and it became the number one new fragrance launch in the U.S. for 2011. In fact, the combined sales of Justin Bieber's *Someday* and Taylor Swift's *Wonderstruck* accounted for over a quarter of the total growth of the women's fragrance category in U.S. prestige accounts this past fall.[2] Justin Bieber's *Someday* is launching across expanded international markets in fiscal 2013. Meanwhile Justin's newest fragrance, *Justin Bieber's Girlfriend*, is launching in North American prestige retailers this fall.

We are also very pleased to welcome into our portfolio the fragrances from music phenomenon Nicki Minaj. Breakthrough artist Nicki Minaj established herself on the music scene in 2010 and has won numerous BET, AMA and MTV awards. She was voted by Teen Choice as the Best R&B/Hip Hop Artist in 2011 and has since become the first solo artist to have seven different songs on the Billboard Hot 100 chart at the same time. This award-winning talent with a fast growing fan base currently has 33 million loyal followers in her active social media circle. In 2012 she released her second consecutive #1 album and is experiencing a steep rise to fame as she expands from hip hop to mainstream and joins the "American Idol" judges panel. We are debuting her first fragrance, *Pink Friday Nicki Minaj*, a highly creative execution that typifies her talent and personality, in North American prestige retailers in the fall of 2012.



E-Commerce Platform

In fiscal 2012, our e-commerce team led a transformation of our website, *www.elizabetharden.com*, that coincided with the repositioning of the Elizabeth Arden brand. The re-launch of our website enhanced the website's capability in delivering shopping excellence, as well as provided an interactive platform for consumer engagement, and building brand equity and loyalty. We significantly upgraded the content of our website to better educate and engage our consumers by adding interactive educational and brand videos, a spa science Q&A to answer skin care questions, and providing the ability for consumers to obtain online consultations. We also enhanced the social media aspects of the website, improving the ability for social sharing on sites and the ability for consumers to share product reviews.


Elizabeth Arden
NEW YORK
SKIN CARE MAKEUP FRAGRANCE GIFTS SPECIAL OFFERS
New Visible Difference
CATEGORIES
TOOLS & TIPS
The importance of a daily regimen
Skin care misconceptions
The Spa Science behind Visible Difference

We view the online channel to be the fastest and most cost-effective method to increase brand penetration into new markets. This greatly enhanced site has improved our sales conversion rates and increased our average order size. We look to leverage the successful U.S. re-launch of *www.elizabetharden.com* in Asia, Europe, and other global emerging markets.

Source: [1] NPD, IRI, Euromonitor, [2] NPD



Elizabeth Arden employees at the PENCIL Career Day at the High School for Public Service in Brooklyn, N.Y.

Toward a More Sustainable Future

As a corporate citizen of the world, Elizabeth Arden recognizes its obligation not only to enhance the lives of its customers, but also to improve, protect, and preserve the environment - local and global - wherever we operate. Today, our Company and our partners are working to develop a broad vision of sustainability, taking responsible actions in our business and in the communities where we live and work that will help ensure a better world.

We continue to support socially responsible and responsive initiatives while designing, developing, and expanding programs to help sustain our environment. Our social responsibility efforts focus on two specific areas where we have already made a significant impact: causes that seek to benefit women, as well as programs that expand educational opportunities in public education for young people.


Look Good Feel Better

Robin Mitchell, General Manager of Elizabeth Arden Canada and a Member of the Look Good...Feel Better Board of Directors, and the Elizabeth Arden Canada team were recognized as a Ruby level sponsor for 2011.

Elizabeth Arden is a longtime supporter of Look Good...Feel Better, a public service program partnership of the Personal Care Products Council and the American Cancer Society. Look Good...Feel Better teaches beauty techniques to cancer patients to help them manage the appearance-related side effects of cancer treatments. The worldwide organization is available to all women with cancer who are undergoing chemotherapy, radiation or other forms of treatment. Both in the U.S. and internationally, we have participated in numerous events to support this cause.

Elizabeth Arden has also been actively involved with PENCIL, a New York City-based education non-profit, since 2003. We actively participate in PENCIL's Partnership Program, which supports relationships between private sector leaders and school principals. Most recently, we partnered with the High School for Public Service in Crown Heights, Brooklyn. Initiatives we have implemented at this high school include creating an internship program at Elizabeth Arden for the students, working with teachers at the school to build a brand and message about the school to aid in fundraising, updating the school's computers and educational programming, and helping to fund the installation of air conditioners at the school. Elizabeth Arden employees have also provided math tutoring services to the students.

Appreciation to our Stakeholders and Employees

I am very proud of our team's accomplishments in fiscal 2012 and have never been more optimistic about the future of Elizabeth Arden. I would like to extend my sincere appreciation to all of our talented employees and beauty advisors around the world who are so determined to make Elizabeth Arden a global success. We have achieved a great deal over the past several years, and it couldn't have been accomplished without all of your hard work and passion. I also would like to thank our business partners and shareholders for their continued loyal support of our Company. With your ongoing dedication, we expect to continue our exciting and profitable success and growth.

E. Scott Beattie

Chairman, President and Chief Executive Officer

Financial Highlights

(Dollar amounts in thousands, except per share amounts)	Year ended June 30, 2010	2011	2012
Selected Statement of Operations Data			
Net sales	$ 1,103,777	$ 1,175,500	$ 1,238,273
Gross profit	$ 495,974	$ 556,277	$ $609,031
Adjusted gross profit	$ 495,974	$ 556,277	$ 613,979 (1)
Adjusted gross profit percentage	44.9%	47.3%	49.6% (1)
Net income	$ 19,533	$ 40,989	$ 57,419
Net income, as adjusted	$ 25,123 (2)	$ 45,216 (3)	$ 62,344 (4)
Diluted EPS, as adjusted	$ 0.87 (2)	$ 1.56 (3)	$ 2.07 (4)
Selected Balance Sheet Data			
Cash	$ 26,881	$ 58,850	$ 59,080
Accounts Receivable	$ 170,067	$ 165,622	$ 188,141
Inventories	$ 271,058	$ 246,514	$ 291,987
Short-term debt	$ 59,000	$ 0	$ 89,200
Long-term debt, including current portion	$ 218,699	$ 250,000	$ 250,000
Shareholders' equity	$ 352,617	$ 417,765	$ 481,727
Other Data			
EBITDA (5)	$ 73,170	$ 100,942	$ 129,325
Adjusted EBITDA (5)	$ 80,589 (2)	$ 108,026 (3)	$ 136,433 (4)
Adjusted EBITDA margin	7.3% (2)	9.2% (3)	11.0% (4)
Net cash provided by operating activities	$ 113,959	$ 97,746	$ 58,524
Adjusted ROIC (6)	6.9% (2)	10.3% (3)	11.6% (4)

(1) For the year ended June 30, 2012, excludes $4.5 million of inventory-related costs primarily for New Wave Fragrances LLC and Give Back Brands LLC inventory purchased by the Company prior to the acquisitions, and $0.4 million for product discontinuation charges.

(2) For the fiscal year ended June 30, 2010, excludes $3.9 million related to the implementation of our Oracle accounting and order processing systems, $1.9 million of restructuring expenses related to our Global Efficiency Re-engineering initiative, $1.5 million of restructuring expenses not related to our Global Efficiency Re-engineering initiative and $0.1 million of debt extinguishment costs. (All numbers are pre-tax.)

(3) For the fiscal year ended June 30, 2011, excludes $6.5 million of debt extinguishment costs, $0.3 million related to the implementation of our Oracle accounting and order processing systems and $0.3 million of restructuring expenses related to our Global Efficiency Re-engineering initiative. (All numbers are pre-tax.)

(4) For the fiscal year ended June 30, 2012, excludes $4.5 million of inventory-related costs primarily for New Wave Fragrances LLC and Give Back Brands LLC inventory purchased by the Company prior to the acquisitions, $0.4 million for product discontinuation charges, $1.4 million in license termination costs and $0.8 million in transaction costs associated with the New Wave Fragrances LLC and Give Back Brands LLC acquisitions. (All numbers are pre-tax.)

(5) EBITDA is defined as net income plus the provision for income taxes (or net loss less the benefit from income taxes), plus interest expense, plus deprecation and yearly average amortization expense. See Note 11 in Item 6, Selected Financial Data of our Annual Report on Form 10-K.

(6) Adjusted Return on Invested Capital (ROIC) is defined as (a) adjusted net income plus after-tax interest expense divided by (b) average total debt less average cash plus average shareholders' equity. For a full calculation of adjusted ROIC, please see the information posted at *www.elizabetharden.com* under the heading "Corporate - Investor Relations - Non-GAAP Financial Information."

Net Sales
$ in millions



$1,250
$1,200
$1,150
$1,100
$1,050
$1,000
2010
2011
2012

Adjusted Gross Profit
$ in millions



$700
$600
$500
$400
$300
$200
$100
$0
2010
2011
2012(1)

Adjusted Gross Profit Margin
44.9% 47.3% 49.6%

Diluted EPS, as Adjusted



$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
2010(2)
2011(3)
2012(4)

Adjusted EBITDA(5)
$ in millions



$140
$120
$100
$80
$60
$40
$20
$0
2010(2)
2011(3)
2012(4)

Adjusted EBITDA Margin
7.3% 9.2% 11.0%

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-6370

Elizabeth Arden, Inc.
(Exact name of registrant as specified in its charter)

Florida	**59-0914138**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
2400 SW 145th Avenue, Miramar, Florida	**33027**
(Address of principal executive offices)	**(Zip Code)**

(954) 364-6900
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Security	Name of Exchange on Which Registered
Elizabeth Arden Common Stock, $.01 par value per share	Nasdaq Global Select Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," "non-accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting Common Stock held by non-affiliates of the registrant was approximately $787 million based on the closing price of the Common Stock on the NASDAQ Global Select Market of $37.35 per share on December 31, 2011, the last business day of the registrant's most recently completed second fiscal quarter, based on the number of shares outstanding on that date less the number of shares held by the registrant's directors, executive officers and holders of at least 10% of the outstanding shares of Common Stock.

As of August 10, 2012, the registrant had 29,436,521 shares of Common Stock outstanding.

Documents Incorporated by Reference

Portions of the Registrant's definitive proxy statement relating to its 2012 Annual Meeting of Shareholders, to be filed no later than 120 days after the end of the Registrant's fiscal year ended June 30, 2012, are hereby incorporated by reference in Part III of this Annual Report on Form 10-K.

9

ELIZABETH ARDEN, INC.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

General

Elizabeth Arden, Inc. is a global prestige beauty products company with an extensive portfolio of prestige fragrance, skin care and cosmetics brands. Our extensive product portfolio includes the following:

Elizabeth Arden Brand	The Elizabeth Arden skin care brands: *Visible Difference, Ceramide, Prevage,* and *Eight Hour Cream,* Elizabeth Arden branded lipstick, foundation and other color cosmetics products, and the Elizabeth Arden fragrances: *Red Door, Elizabeth Arden 5th Avenue,* and *Elizabeth Arden green tea*
Celebrity Fragrances	The fragrance brands of Britney Spears, Elizabeth Taylor, Mariah Carey, Taylor Swift, Justin Bieber, Nicki Minaj and Usher
Lifestyle Fragrances	*Curve, Giorgio Beverly Hills, PS Fine Cologne* and *White Shoulders*
Designer Fragrances	*Juicy Couture, Alfred Sung, BCBGMAXAZRIA, Ed Hardy, Geoffrey Beene, Halston, John Varvatos, Kate Spade New York, Lucky, Rocawear* and *True Religion*

In addition to our owned and licensed fragrance brands, we distribute approximately 250 additional prestige fragrance brands, primarily in the United States, through distribution agreements and other purchasing arrangements.

We sell our prestige beauty products to retailers and other outlets in the United States and internationally, including;

- U.S. department stores and specialty stores such as Macy's, Dillard's, Ulta, Belk, Sephora, Saks, Bloomingdales and Nordstrom;
- U.S. mass retailers such as Wal-Mart, Target, Kohl's, Walgreens, CVS, and Marmaxx; and
- International retailers such as Boots, Debenhams, Superdrug Stores, The Perfume Shop, Hudson's Bay, Shoppers Drug Mart, Myer, Douglas and various travel retail outlets such as Nuance, Heinemann and World Duty Free.

In the United States, we sell our Elizabeth Arden skin care and cosmetics products primarily in prestige department stores and our fragrances in department stores and mass retailers. We also sell our Elizabeth Arden fragrances, skin care and cosmetics products and other fragrance lines in approximately 120 countries worldwide through perfumeries, boutiques, department stores and travel retail outlets, such as duty free shops and airport boutiques, as well as through our Elizabeth Arden branded retail outlet stores and our website.

At June 30, 2012, our operations were organized into the following two operating segments, which also comprise our reportable segments:

- **North America** — Our North America segment sells our portfolio of owned, licensed and distributed brands, including our Elizabeth Arden products, to department stores, mass retailers and distributors in the United States, Canada and Puerto Rico, and also includes our direct to consumer business, which is composed of our Elizabeth Arden branded retail outlet stores and global e-commerce business. This segment also sells our Elizabeth Arden products through the Red Door beauty salons, which are owned and operated by an unrelated third party that licenses the Elizabeth Arden and Red Door trademarks from us for use in its salons.

- **International** — Our International segment sells our portfolio of owned and licensed brands, including our Elizabeth Arden products, in approximately 120 countries outside of North America to perfumeries, boutiques, department stores, travel retail outlets and distributors.

In light of the repositioning of the Elizabeth Arden brand and our early October 2012 target for completing the initial roll-out of the repositioning, commencing with the first quarter of fiscal 2013, we will disclose financial information relating to the following product categories: the Elizabeth Arden Brand (skin care, cosmetics and fragrances) and Celebrity, Lifestyle, Designer and Other Fragrances, in addition to our current segment reporting.

Financial information relating to our reportable segments is included in Note 18 to the Notes to Consolidated Financial Statements.

Our net sales to customers in the United States and in foreign countries (in U.S. dollars) and net sales as a percentage of consolidated net sales for the years ended June 30, 2012, 2011 and 2010, are listed in the following chart:

	Year Ended June 30,					
	2012		2011		2010	
(Amounts in millions)	Sales	%	Sales	%	Sales	%
United States	$ 718.9	58%	$ 701.6	60%	$ 670.3	61%
Foreign	519.4	42%	473.9	40%	433.5	39%
Total	$1,238.3	100%	$1,175.5	100%	$1,103.8	100%

Our largest foreign countries in terms of net sales for the years ended June 30, 2012, 2011 and 2010, are listed in the following chart:

	Year Ended June 30,		
(Amounts in millions)	2012	2011	2010
United Kingdom	$71.7	$69.9	$70.3
Canada	45.1	40.0	33.9
Australia	40.2	40.0	38.2
South Africa	25.5	24.5	21.1
Spain	17.7	19.3	19.3
China	14.6	17.7	20.4

The financial results of our international operations are subject to volatility due to fluctuations in foreign currency exchange rates, inflation, disruptions in travel and changes in political and economic conditions in the countries in which we operate. The value of our international assets is also affected by fluctuations in foreign currency exchange rates. For information on the breakdown of our long-lived assets in the United States and internationally, and risks associated with our international operations, see Note 18 to the Notes to Consolidated Financial Statements.

Our principal executive offices are located at 2400 S.W. 145th Avenue, Miramar, Florida 33027, and our telephone number is (954) 364-6900. We maintain a website with the address www.elizabetharden.com. We are not including information contained on our website as part of, nor incorporating it by reference into, this Annual Report on Form 10-K. We make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with or furnish such material to the Securities and Exchange Commission.

Information relating to corporate governance at Elizabeth Arden, Inc., including our Corporate Governance Guidelines and Principles, Code of Ethics for Directors and Executive and Finance Officers, Code of Business Conduct and charters for our Lead Independent Director, the Audit

Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, is available on our website under the section "Corporate-Investor Relations — Corporate Governance." We will provide the foregoing information without charge upon written request to Secretary, Elizabeth Arden, Inc., 2400 S.W. 145th Avenue, Miramar, FL 33027.

Business Strategy

Our business strategy is currently focused on two primary initiatives: the global repositioning of the Elizabeth Arden brand and expanding the market penetration of our prestige fragrance portfolio in international markets, especially in the large European fragrance market. We also intend to continue to expand the prestige fragrance category at mass retail customers in North America. We expect these initiatives to contribute to increases in net sales, operating margins and earnings as well as working capital efficiency and return on invested capital. We believe that our focus on organic growth opportunities for our existing brands, new licensing opportunities and acquisitions, and new product innovation will assist us in achieving these goals.

We believe the Elizabeth Arden brand is one of the most widely recognized beauty brands in the world. Over the last 18 months, we have been engaged in a repositioning of the Elizabeth Arden brand that emphasizes the following critical attributes of the Elizabeth Arden brand: (i) the progressive and innovative spirit of Elizabeth Arden herself, (ii) the brand's New York City roots, and (iii) the brand's Red Door Spa heritage. We recently commenced the roll-out of this comprehensive brand repositioning, which is designed to honor the heritage of the brand while modernizing the brand's presentation. The brand repositioning includes improved product formulation, package redesign and counter redesign as well as SKU rationalization. We began shipping the new product assortment to retailers in June 2012 and expect to replace certain high-priority retail counters with the new counters by early October 2012. The new counter design is intended to bring key aspects of the Elizabeth Arden and Red Door Spa brand equities to the retail environment to create a more uniform, modern and engaging shopping experience. The rollout will continue throughout fiscal year 2013 and beyond. As we proceed with the Elizabeth Arden brand repositioning, we also intend to continue to invest behind and grow this brand on a global basis by continuing to (i) improve market share in existing developed markets, (ii) expand in high-growth markets, such as Asia, and in developing markets, and (iii) innovate in skin care and color cosmetic products based on new technologies.

During fiscal 2012, we also continued to implement our key initiative to expand our market share for fragrances in Western Europe. We believe the Western European fragrance market offers opportunities for us to expand the sales of our fragrance portfolio. We also believe many of our fragrance brands, including our Elizabeth Arden fragrances and the Juicy Couture, Britney Spears, and John Varvatos fragrance brands, as well as certain of our recently acquired fragrance brands such as Justin Bieber and Ed Hardy, resonate well with retailers and consumers in those markets. A significant part of our focus during fiscal 2012 was in the German and UK markets. In fiscal 2013 we will continue to work towards developing strong partnerships with leading retailers in those countries and focus on markets in some of the other European countries, as well as our travel retail and distributor markets.

During fiscal 2012, we again increased our already sizeable market share in the prestige fragrance category with mass retailers in North America. We continue to work closely with our mass retail customers and nationally recognized merchandising and advertising companies to develop and implement a variety of marketing and product merchandising initiatives intended to improve the shopping experience for mass retail fragrance shoppers and expand this category at these retailers.

During fiscal 2012, we also improved our gross margins by 190 basis points over fiscal 2011. The gross margin was impacted by $4.9 million, or 40 basis points, of inventory-related costs primarily associated with our May and June 2012 acquisitions. See "Recent License Agreements and Acquisitions" and Note 1, under Item 6, "Selected Financial Data" for further information on acquisitions. Moving into fiscal 2013, we expect our gross margins to improve an additional 85 to 110 basis points over our fiscal 2012 gross margins. We also expect our gross margin in fiscal 2013 will be impacted by approximately 130 basis points for costs associated with the Elizabeth Arden brand repositioning and the 2012 acquisitions, which represents a year over year anticipated net impact on our gross margin of 90 basis points related to these costs. We continue to focus on (i) expanding gross margins through increased focus on product mix, improved pricing and reduced sales dilution, (ii) improving our sales and operations planning processes and our supply chain and logistics efficiency and, (iii) leveraging our overhead structure by increasing sales of our International segment.

Recent License Agreements and Acquisitions

During fiscal 2012, we amended our long-term license agreement with Liz Claiborne, Inc. and certain of its affiliates to acquire all of the U.S. and international trademarks for the *Curve* fragrance brands, as well as trademarks for certain other smaller fragrance brands. The amendment established a lower effective royalty rate for the remaining licensed fragrance brands, including *Juicy Couture* and *Lucky Brand* fragrances, reduced the future minimum guaranteed royalties for the term of the license, and required a pre-payment of royalties for the remainder of calendar 2011.

In May 2012, we acquired the global licenses and certain assets, including inventory, related to the Ed Hardy, True Religion and BCBGMAXAZRIA fragrance brands from New Wave Fragrances, LLC. Prior to the acquisition, we had been acting as a distributor of the Ed Hardy, True Religion and BCBGMAXAZRIA fragrances to certain mid-tier and mass retailers in North America. Originally introduced in 2008 and inspired by the tattoo art of Don Ed Hardy, the Ed Hardy fragrance portfolio includes the *Love & Luck*, *Hearts & Daggers* and *Ed Hardy Born Wild* men's and women's fragrances. The True Religion fragrance launched in U.S. department stores in October 2008 and has now expanded to a portfolio of brands, including *Drifter* and *Hippie Chic*, and the BCBGMAXAZRIA women's fragrance recently launched in the fall of 2011 in U.S. department stores.

In June 2012, we also acquired the global licenses and certain assets related to the Justin Bieber and Nicki Minaj fragrance brands, including the inventory of the Justin Bieber fragrances, from Give Back Brands LLC. *Someday*, the first fragrance from internationally acclaimed recording artist Justin Bieber, launched in Spring 2011 and became the number one women's fragrance launch of 2011 in U.S. department stores, according to the NPD Group. The second fragrance in this brand franchise, *Justin Bieber's Girlfriend*, is launching in U.S. department stores in the summer of 2012. The first fragrance from Nicki Minaj is scheduled to launch in U.S. department stores in the fall of 2012.

For further information on the acquisitions, please see Note 11 to the Notes to Consolidated Financial Statements.

Products

Our net sales of products and net sales of products as a percentage of consolidated net sales for the years ended June 30, 2012, 2011 and 2010, are listed in the following chart:

	Year Ended June 30,					
	2012		2011		2010	
(Amounts in millions)	Sales	%	Sales	%	Sales	%
Fragrance	$ 941.9	76%	$ 900.3	76%	$ 854.0	77%
Skin Care	226.4	18%	207.1	18%	183.0	17%
Cosmetics	70.0	6%	68.1	6%	66.8	6%
Total	$1,238.3	100%	$1,175.5	100%	$1,103.8	100%

Fragrance. We offer a wide variety of fragrance products for both men and women, including perfume, colognes, eau de toilettes, eau de parfums, body sprays and gift sets. Our fragrances are classified into the Elizabeth Arden branded fragrances, celebrity branded fragrances, designer branded fragrances, and lifestyle fragrances. Each fragrance is sold in a variety of sizes and packaging assortments. In addition, we sell bath and body products that are based on the particular fragrance to complement the fragrance lines, such as soaps, deodorants, body lotions, gels, creams and dusting powders. We sell fragrance products worldwide, primarily to department stores, mass retailers, perfumeries, boutiques, distributors and travel retail outlets. We tailor the size and packaging of the fragrance to suit the particular target customer.

Skin Care. Our skin care lines are sold under the Elizabeth Arden name and include products such as moisturizers, creams, lotions and cleansers. Our core Elizabeth Arden branded products include the *Visible Difference*, *Ceramide*, *Prevage*, and *Eight Hour Cream* lines. In connection with our Elizabeth Arden brand repositioning, we have introduced a complete line of essential skin care products under the *Visible Difference* brand, which serves as our entry price point line for the Elizabeth Arden skin care products. Our *Ceramide* skin care line targets women who are 40 and over. *Prevage* is our premium cosmeceutical skin care line. Our *Eight Hour Cream* franchise has a strong international following. We sell skin care products worldwide, primarily in prestige department and specialty stores, perfumeries and travel retail outlets.

Cosmetics. We offer a variety of cosmetics under the Elizabeth Arden name, including foundations, lipsticks, mascaras, eye shadows and powders. We offer these products in a wide array of shades and colors. The largest component of our cosmetics business is foundations, which we market in conjunction with our skin care products. As part of the Elizabeth Arden brand repositioning, our entire line of cosmetics has been repackaged to emphasize the modernization and luxury of the brand. We sell our cosmetics internationally and in the United States, primarily in prestige department and specialty stores, perfumeries and travel retail outlets.

Trademarks, Licenses, Patents and Other Intellectual Properties

We own or have rights to use the trademarks and other intellectual properties necessary for the manufacturing, marketing, distribution and sale of numerous fragrance, cosmetic and skin care brands, including Elizabeth Arden's *Red Door*, *Elizabeth Arden 5th Avenue*, *Elizabeth Arden Visible Difference*, and *Prevage* among others. These trademarks are registered or have pending applications in the United States and in certain of the countries in which we sell these product lines. We consider the protection of our trademarks to be important to our business.

We are the exclusive worldwide trademark licensee for a number of fragrance brands including:

- the Britney Spears fragrances *curious Britney Spears*, *fantasy Britney Spears*, *midnight fantasy Britney Spears*, *Britney Spears believe*, *radiance Britney Spears* and *cosmic radiance Britney Spears*;
- the Elizabeth Taylor fragrances *White Diamond*, *Elizabeth Taylor's Passion* and *Violet Eyes Elizabeth Taylor*;
- the Mariah Carey fragrances *M by Mariah Carey*, *Luscious Pink*, *Forever*, *Lollipop Bling* and *Lollipop Splash*;
- the Usher fragrances *He*, *She*, *UR for Men*, *UR for Women* and *Usher VIP*;
- the *Lucky* fragrances;
- the Juicy Couture fragrances *Juicy Couture*, *Viva la Juicy*, *Couture Couture*, and *Peace, Love & Juicy Couture;*
- the Giorgio fragrances *Giorgio Beverly Hills* and *Giorgio Red*;
- the Taylor Swift fragrance *Wonderstruck*;

- the Justin Bieber fragrances *Someday* and *Justin Bieber's Girlfriend*;
- the Ed Hardy fragrances *Ed Hardy*, *Ed Hardy Hearts & Daggers* and *Ed Hardy Love & Luck;*
- the John Varvatos fragrances *John Varvatos*, *John Varvatos Vintage*, *John Varvatos Artisan* and *John Varvatos Star USA*; and
- the designer fragrance brands of Alfred Sung, BCBGMAXAZRIA, Geoffrey Beene, Kate Spade New York and True Religion,

The Elizabeth Taylor license agreement terminates in October 2022 and is renewable by us, at our sole option, for unlimited 20-year periods. The Britney Spears license terminates in December 2014 and is renewable at our option for another five-year term if certain sales targets are achieved. The license agreement with Liz Claiborne Inc. and its affiliates relating to the Liz Claiborne and Juicy Couture fragrances terminates in December 2017 and is renewable by us for two additional five-year terms, provided specified conditions, including certain sales targets, are met. Our other license agreements have terms with expirations ranging from 2012 to 2031, and, typically, have renewal terms dependent on sales targets being achieved. Many of our license agreements are subject to our obligation to make required minimum royalty payments, minimum advertising and promotional expenditures and/or, in some cases, meet minimum sales requirements.

We also have the right under various exclusive distributor and license agreements and other arrangements to distribute other fragrances in various territories and to use the trademarks of third parties in connection with the sale of these products.

Certain of our skin care and cosmetic products, including the *Prevage* skin care line, incorporate patented or patent-pending formulations. In addition, several of our packaging methods, packages, components and products are covered by design patents, patent applications and copyrights. Substantially all of our trademarks and patents are held by us or by one of our wholly-owned United States subsidiaries.

Sales and Distribution

We sell our prestige beauty products to retailers in the United States, including department stores such as Macy's, Dillard's, Saks, Belk, Bloomingdales and Nordstrom; specialty stores such as Ulta and Sephora; and mass retailers such as Wal-Mart, Target, Kohl's, Walgreens, CVS and Marmaxx; and to international retailers such as Boots, Debenhams, Superdrug Stores, The Perfume Shop, Hudson's Bay, Shoppers Drug Mart, Myer, Douglas and various travel retail outlets such as Nuance, Heinemann and World Duty Free. We also sell products to independent fragrance, cosmetic, gift and other stores. We currently sell our skin care and cosmetics products in North America primarily in prestige department and specialty stores. We also sell our fragrances, skin care and cosmetic products in approximately 120 other countries worldwide primarily through department stores, perfumeries, pharmacies, specialty retailers, and other retail shops and "duty free" and travel retail locations. In certain countries, we maintain a dedicated sales force that solicits orders and provides customer service. In other countries and jurisdictions, we sell our products through local distributors or sales representatives under contractual arrangements. We manage our operations outside of North America from our offices in Geneva, Switzerland.

We also sell our Elizabeth Arden products in a number of outlet stores throughout the United States in which we also sell several of our other products. Our owned products are also marketed and sold through our e-commerce site at www.elizabetharden.com. In addition, our Elizabeth Arden products are sold in Red Door beauty salons, which are owned and operated by an unrelated third party. In addition to the sales price of our products sold to the operator of these salons, we receive a royalty based on the net sales from each of the salons for the use of the "Elizabeth Arden" and "Red Door" trademarks.

Our sales personnel are organized by geographic market and by customer account. In addition, in North America, we have sales personnel who routinely visit prestige retailers to assist in the merchandising, layout and stocking of selling areas. For many of our mass retailers in the United States and Canada, we sell basic products in customized packaging designed to deter theft and permit the products to be sold in open displays. Our fulfillment capabilities enable us to reliably process, assemble and ship small orders, as well as large orders, on a timely basis. In the United States and Canada, we use this ability to assist our customers in their retail distribution by shipping in multiple formats including "cross dock shipping" where we pack by store and ship to the customer's distribution center, bulk shipment directly to distribution centers and direct-to-store shipment.

As is customary in the beauty industry, sales to customers are generally made pursuant to purchase orders, and we do not have long-term or exclusive contracts with any of our retail customers. We believe that our continuing relationships with our customers are based upon our ability to provide a wide selection and reliable source of prestige beauty products, our expertise in marketing and new product introduction, and our ability to provide value-added services, including our category management services, to U.S. mass retailers.

Our ten largest customers accounted for approximately 36% of net sales for the year ended June 30, 2012. The only customer that accounted for more than 10% of our net sales during that period was Wal-Mart (including Sam's Club), which accounted for approximately 13% of our consolidated net sales and approximately 20% of our North America segment net sales. The loss of, or a significant adverse change in our relationship with, any of our largest customers could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

The industry practice for businesses that market beauty products has been to grant certain retailers (primarily North American prestige department stores and specialty beauty stores), subject to our authorization and approval, the right to either return merchandise or to receive a markdown allowance for certain products. We establish estimated return reserves and markdown allowances at the time of sale based upon our level of sales, historical and projected experience with product returns and markdowns in each of our business segments and with respect to each of our product types, current economic trends and changes in customer demand and customer mix. Our return reserves and markdown allowances are reviewed and updated as needed during the year, and additions to these reserves and allowances may be required. Additions to these reserves and allowances may have a negative impact on our financial results.

Marketing

Our marketing approach is focused on generating strong demand across our key brands. We emphasize competitive positioning for each brand and ensure that our brand positioning is carried through all consumer touch points. We employ traditional consumer reach vehicles, such as television and magazine print advertising, and are increasingly leveraging new media such as social networking, mobile, and digital applications so that we are able to engage with our consumers through their preferred technologies. As part of the Elizabeth Arden brand repositioning, our communications have been designed to reflect a consistent, equity-building, modern point of view to drive new relevance among women.

We have developed global growth strategies for our key brands that we believe are designed to deliver sales, margin, and market share improvements. Our Elizabeth Arden brand repositioning efforts are focused on modernizing the brand and leveraging our unique Red Door Spa heritage to generate both organic and innovation-driven growth. We believe that our newly repackaged and reformulated Elizabeth Arden brand products, including our new line of *Visible Difference* skin care essentials, will help us to achieve organic growth of the brand. We also believe that innovation is critical in the beauty category, and we intend to focus our innovation resources on what we believe are the most significant opportunities for growth, while also emphasizing profitability.

We believe that our marketing function is structured to meet the changing needs of the global beauty marketplace. We maintain a global marketing group in New York, which is accountable for global strategic planning and the development needs of most of our brands. We also maintain regional marketing teams responsible for translating and customizing global marketing strategies to the needs of the local markets. We believe this organizational structure supports our growth strategies and is consistent with best practices in the industry. We also work with the Red Door Spa organization to co-leverage its unique association with the Elizabeth Arden brand.

Our marketing programs are also integrated with significant cooperative advertising programs that we plan and execute with our retailers, often linked with new product innovation and promotions. In our department store and perfumery accounts, we periodically promote our brands with "gift with purchase" and "purchase with purchase" programs. At in-store counters, sales representatives offer personal demonstrations to market individual products. We also engage in extensive sampling programs.

During fiscal 2012, we introduced several new products across the Elizabeth Arden skincare, fragrance, and color categories, as well as for several of our fragrance brands, including Britney Spears, Juicy Couture, Curve, Rocawear and John Varvatos. We also debuted the first fragrance under our license agreement with Taylor Swift. In fiscal 2013, we plan to launch the new *Visible Difference* entry level skin care regimen, *Prevage Anti-Aging + Intensive Repair Daily Serum*, several new *Ceramide* skin care products, and a new *Red Door* fragrance, *Red Door Aura.* We also plan to launch several fragrances, including our second fragrance for Taylor Swift, *Justin Beiber's Girlfriend*, the first fragrance for Nicki Minaj, and new fragrances for Britney Spears, Juicy Couture, Lucky and John Varvatos.

Seasonality

Our operations have historically been seasonal, with higher sales generally occurring in the first half of our fiscal year as a result of increased demand by retailers in anticipation of and during the holiday season. For the year ended June 30, 2012, approximately 59% of our net sales were made during the first half of our fiscal year. Due to product innovations and new product launches, the size and timing of certain orders from our customers, and additions or losses of brand distribution rights, sales, results of operations, working capital requirements and cash flows can vary significantly between quarters of the same and different years. As a result, we expect to experience variability in net sales, operating margin, net income, working capital requirements and cash flows on a quarterly basis. Increased sales of skin care and cosmetic products relative to fragrances may reduce the seasonality of our business.

We experience seasonality in our working capital, with peak inventory levels normally from July to October and peak receivable balances normally from September to December. Our working capital borrowings are also seasonal and are normally highest in the months of September, October and November. During the months of December, January and February of each year, cash is normally generated as customer payments on holiday season orders are received.

Manufacturing, Supply Chain and Logistics

We use third-party suppliers and contract manufacturers in the United States and Europe to obtain substantially all of our raw materials, components and packaging products and to manufacture substantially all of our finished products relating to our owned and licensed brands. Our fragrance and skin care products have primarily been manufactured by Cosmetic Essence LLC (CEI), an unrelated third party, in plants located in New Jersey and Roanoke, Virginia, though we also use other third parties in the United States to manufacture our fragrance and cosmetic products. In fiscal 2012, we shifted the manufacturing of many of our skin care products to additional third parties. Third parties in Europe also manufacture certain of our fragrance and cosmetic products, and we also have a small manufacturing facility in South Africa primarily to manufacture local requirements of our products.

We primarily use a "turnkey" manufacturing model with the majority of our contract manufacturers in the United States and Europe, including CEI. Under the "turnkey" manufacturing model, our contract manufacturers assume administrative responsibility for planning and purchasing raw materials and components, while we continue to direct strategic sourcing and pricing with important raw materials and components vendors. Any supply chain disruptions may adversely affect our business, prospects, results of operations, financial condition or cash flows.

As is customary in our industry, historically we have not had long-term or exclusive agreements with contract manufacturers of our owned and licensed brands or with fragrance manufacturers or suppliers of our distributed brands and have generally made purchases through purchase orders. We do, however, enter into supply agreements for finished goods with our most significant "turnkey" manufacturers of our owned and licensed brands. We believe that we have good relationships with manufacturers of our owned and licensed brands and that there are alternative sources should one or more of these manufacturers become unavailable. We receive our distributed brands in finished goods form directly from fragrance manufacturers, as well as from other sources. Sales of fragrance brands that we distribute on a non-exclusive basis accounted for approximately 13% of our net sales for fiscal 2012. The loss of, or a significant adverse change in our relationship with, any of our key manufacturers for our owned and licensed brands, such as CEI, or suppliers of our distributed fragrance brands, could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Our fulfillment operations for the United States and certain other areas of the world are conducted out of a leased distribution facility in Roanoke, Virginia. The 400,000 square-foot Roanoke facility accommodates our distribution activities and houses a large portion of our inventory. We also lease 274,000 square feet in a warehouse facility in Salem, Virginia, primarily dedicated to assembly of our promotional gift sets. Our fulfillment operations for Europe are conducted under a logistics services agreement by CEPL, an unrelated third party, at CEPL's facility in Beville, France. The CEPL agreement expires in June 2013. While we insure our inventory and the Roanoke facility, the loss of any of these facilities or the inventory stored in those facilities, would require us to find replacement facilities or inventory and could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Government Regulation

We and our products are subject to regulation by the Food and Drug Administration, the Federal Trade Commission and state regulatory authorities in the United States, as well as by various other federal, local and international regulatory authorities in the countries in which our products are produced or sold. Such regulations principally relate to the ingredients, manufacturing, labeling, packaging and marketing of our products. We believe that we are in substantial compliance with such regulations, as well as with applicable federal, state, local and international rules and regulations governing the discharge of materials hazardous to the environment. Changes in such regulations, or in the manner in which such regulations are interpreted, applied, or enforced, could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Management Information Systems

Our primary information technology systems discussed below provide a complete portfolio of business systems, business intelligence systems, and information technology infrastructure services to support our global operations:

- Logistics and supply chain systems, including purchasing, materials management, manufacturing, inventory management, order management, customer service, pricing, demand planning, warehouse management and shipping;
- Financial and administrative systems, including general ledger, payables, receivables, personnel, payroll, tax, treasury and asset management;

- Electronic data interchange systems to enable electronic exchange of order, status, invoice, and financial information with our customers, financial service providers and our partners within the extended supply chain;
- Business intelligence and business analysis systems to enable management's informational needs as they conduct business operations and perform business decision making; and
- Information technology infrastructure services to enable seamless integration of our global business operations through Wide Area Networks (WAN), personal computing technologies, electronic mail, and service agreements providing outsourced computing operations.

These management information systems and infrastructure provide on-line business process support for our global business operations. Further, many of these capabilities have been extended into the operations of certain of our U.S. customers and third party service providers to enhance these arrangements, with examples such as vendor managed inventory, third party distribution, third party manufacturing, inventory replenishment, customer billing, retail sales analysis, product availability, pricing information and transportation management.

We outsource substantially all of our data center operations to IBM, a leading global information services and technology provider. Substantially all of our data center operations are located in a facility in Raleigh, North Carolina. IBM also provides us with certain backup capabilities to enhance the reliability of our management information systems, which are designed to continue to operate if our primary computer systems should fail. We use service level agreements and operating metrics to help us monitor and assess the performance of our outsourced data center operations. We also have business interruption insurance to cover a portion of lost income or additional expenses associated with disruptions to our business, including our management information systems, resulting from certain casualties. Our business, results of operations, financial condition or cash flow may, however, be adversely affected if our outsourced data center operations facilities are damaged or otherwise fail and/or our backup capabilities do not or cannot perform as intended.

Competition

The beauty industry is highly competitive and can change rapidly due to consumer preferences and industry trends. Competition in the beauty industry is based on brand strength, pricing and assortment of products, in store presence and visibility, innovation, perceived value, product availability, order fulfillment, service to the customer, promotional activities, advertising, special events, new product introductions, e-commerce and mobile commerce initiatives, and other activities.

We believe that we compete primarily on the basis of brand recognition, quality, product efficacy, price, and our emphasis on providing value-added customer services, including category management services, to certain retailers. There are products that are better-known and more popular than the products manufactured or supplied by us. Many of our competitors are substantially larger and more diversified, and have substantially greater financial and marketing resources than we do, as well as greater name recognition and the ability to develop and market products similar to, and competitive with, those manufactured by us.

Employees

As of August 10, 2012, we had approximately 2,357 full-time employees and approximately 432 part-time employees in the United States and 17 foreign countries. None of our employees are covered by a collective bargaining agreement. We believe that our relationship with our employees is satisfactory.

Executive Officers of the Company

The following sets forth the names and ages of each of our executive officers as of August 10, 2012 and the positions they hold:

Name	Age	Position with the Company
E. Scott Beattie	53	Chairman, President and Chief Executive Officer
Stephen J. Smith	52	Executive Vice President and Chief Financial Officer
Joel B. Ronkin	44	Executive Vice President, General Manager — North America
Pierre Pirard	44	Executive Vice President — Product Innovation and Global Supply Chain
Kathy Widmer	50	Executive Vice President and Chief Marketing Officer
Oscar E. Marina	53	Executive Vice President, General Counsel and Secretary
L. Hoy Heise	66	Executive Vice President and Chief Information Officer
Dirk Trappmann	51	Executive Vice President, General Manager — International

Each of our executive officers holds office for such term as may be determined by our board of directors. Set forth below is a brief description of the business experience of each of our executive officers.

E. Scott Beattie has served as Chairman of our Board of Directors since April 2000, as our Chief Executive Officer since March 1998, and as one of our directors since January 1995. Mr. Beattie also has served as our President since August 2006, a position he also held from April 1997 to March 2003. In addition, Mr. Beattie served as our Chief Operating Officer from April 1997 to March 1998, and as Vice Chairman of the Board of Directors from November 1995 to April 1997. Mr. Beattie is also Chairman of the board of directors of the Personal Care Products Council, the U.S. trade association for the global cosmetic and personal care products industry, a member of the advisory board of the Ivey Business School, and a member of the board of directors and the audit and finance committee of the board of directors of PENCIL, a not-for-profit organization that benefits New York City public schools.

Stephen J. Smith has served as our Executive Vice President and Chief Financial Officer since May 2001. Previously, Mr. Smith was with PricewaterhouseCoopers LLP, an international professional services firm, as partner from October 1993 until May 2001, and as manager from July 1987 until October 1993.

Joel B. Ronkin has served as our Executive Vice President, General Manager — North America since July 2010, as our Executive Vice President, General Manager — North America Fragrances from July 2006 to July 2010, as our Executive Vice President and Chief Administrative Officer from April 2004 to June 2006, as our Senior Vice President and Chief Administrative Officer from February 2001 through March 2004, and as our Vice President, Associate General Counsel and Assistant Secretary from March 1999 through January 2001. From June 1997 through March 1999, Mr. Ronkin served as the Vice President, Secretary and General Counsel of National Auto Finance Company, Inc., an automobile finance company. From May 1992 to June 1997, Mr. Ronkin was an attorney with the law firm of Steel Hector & Davis L.L.P. in Miami, Florida.

Pierre Pirard has served as our Executive Vice President, Product Innovation and Global Supply Chain since February 2010. From November 2007 until February 2010, he served as our Senior Vice President, Global Supply Chain. Prior to joining us, Mr. Pirard spent 15 years at Johnson & Johnson where he held numerous positions, including serving as Regional Director, External Manufacturing North America — Consumer Sector, from 2005 until 2007; as Regional Director — Supply Chain Planning North America — Consumer Sector from 2001 to 2005; and in various positions in the finance, project management, supply and logistics groups for Johnson & Johnson Canada from 1992 to 2000.

Kathy Widmer has served as our Executive Vice President and Chief Marketing Officer since November 2009. Prior to joining us, Ms. Widmer was with Johnson & Johnson for 21 years where she held numerous positions, including, most recently, serving as Vice President, Marketing, McNeil Consumer Healthcare from May 2008 until November 2009. Prior to May 2008, Ms. Widmer served as Franchise Director and Product Director for various Johnson and Johnson consumer products, including Tylenol, Motrin, Reach Oral Care, and Pepcid from August 1996 until April 2008.

Oscar E. Marina has served as our Executive Vice President, General Counsel and Secretary since April 2004, as our Senior Vice President, General Counsel and Secretary from March 2000 to March 2004, and as our Vice President, General Counsel and Secretary from March 1996 to March 2000. From October 1988 to March 1996, Mr. Marina was an attorney with the law firm of Steel Hector & Davis L.L.P. in Miami, Florida, becoming a partner of the firm in January 1995.

L. Hoy Heise has served as our Executive Vice President and Chief Information Officer since November 2007, as our Executive Vice President, Chief Information Officer and Operations Planning from March 2006 to November 2007, and as our Senior Vice President and Chief Information Officer from May 2004 to February 2006. From February 2003 to April 2004, Mr. Heise was the founder and principal of his own technology consulting firm. From June 1999 until May 2001, Mr. Heise was Senior Vice President of Gartner, an information technology research firm. Prior to that time, Mr. Heise worked in various management and consulting capacities for Renaissance Worldwide, a global provider of business process improvement and information technology consulting services.

Dirk Trappman has served as our Executive Vice President, General Manager — International since October 2010. Prior to joining us, Mr. Trappmann was with La Prairie Group, where he held the position of President and Chief Executive Officer for over five years. Before his position at La Prairie Group, Mr. Trappmann spent thirteen years with Beiersdorf AG in numerous management positions, including Managing Director Thailand/Indochina and International Marketing Director. Mr. Trappmann currently serves on the board of directors of Cosmetics Europe, the European cosmetic trade association.

ITEM 1A. RISK FACTORS

The risk factors in this section describe the major risks to our business, prospects, results of operations, financial condition and cash flows, and should be considered carefully. In addition, these factors constitute our cautionary statements under the Private Securities Litigation Reform Act of 1995 and could cause our actual results to differ materially from those projected in any forward-looking statements (as defined in such act) made in this Annual Report on Form 10-K. Investors should not place undue reliance on any such forward-looking statements. Any statements that are not historical facts and that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "believes" and "projects") may be forward-looking and may involve estimates and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors emerge from time to time, and it is not possible for us to predict all of such factors. Further, we cannot assess the impact of each such factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We may be adversely affected by factors affecting our customers' businesses.

Factors that adversely impact our customers' businesses may also have an adverse effect on our business, prospects, results of operations, financial condition or cash flows. These factors may include:

- any reduction in consumer traffic and demand as a result of economic downturns like domestic and global recessions;
- any credit risks associated with the financial condition of our customers;
- the effect of consolidation or weakness in the retail industry, including the closure of customer doors and the uncertainty resulting therefrom; and
- inventory reduction initiatives and other factors affecting customer buying patterns, including any reduction in retail space commitment to fragrances and cosmetics and retailer practices used to control inventory shrinkage.

Fluctuations in foreign exchange rates could adversely affect our results of operations and cash flows.

We sell our products in approximately 120 countries around the world. During each of the years ended June 30, 2012 and 2011, we derived approximately 42% and 40%, respectively of our net sales from our international operations. We conduct our international operations in a variety of different countries and derive our sales in various currencies including the Euro, British pound, Swiss franc, Canadian dollar and Australian dollar, as well as the U.S. dollar. Most of our skin care and cosmetic products are produced in third-party manufacturing facilities located in the U.S. Our operations may be subject to volatility because of currency changes, inflation changes and changes in political and economic conditions in the countries in which we operate. With respect to international operations, our sales, cost of goods sold and expenses are typically denominated in a combination of local currency and the U.S. dollar. Our results of operations are reported in U.S. dollars. Fluctuations in currency rates can affect our reported sales, margins, operating costs and the anticipated settlement of our foreign denominated receivables and payables. A weakening of the foreign currencies in which we generate sales relative to the currencies in which our costs are denominated, which is primarily the U.S. dollar, could adversely affect our business, prospects, results of operations, financial condition or cash flows. Our competitors may or may not be subject to the same fluctuations in currency rates, and our competitive position could be affected by these changes.

We do not have contracts with customers or with suppliers of our distributed brands, so if we cannot maintain and develop relationships with such customers and suppliers our business, prospects, results of operations, financial condition or cash flows may be materially adversely affected.

We do not have long-term or exclusive contracts with any of our customers and generally do not have long-term or exclusive contracts with our suppliers of distributed brands. Our ten largest customers accounted for approximately 36% of our net sales in the year ended June 30, 2012. Our only customer who accounted for more than 10% of our net sales in the year ended June 30, 2012 was Wal-Mart (including Sam's Club), who accounted for approximately 13% of our consolidated net sales and approximately 20% of our North America segment net sales. In addition, our suppliers of distributed brands, which represented approximately 13% of our net sales for fiscal 2012, generally can, at any time, elect to supply products to our customers directly or through another distributor. Our suppliers of distributed brands may also choose to reduce or eliminate the volume of their products distributed by us. The loss of any of our key suppliers or customers, or a change in our relationship with any one of them, could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

We depend on various licenses for a significant portion of our sales, and the loss of one or more licenses or agreements could have a material adverse effect on us.

Our rights to market and sell certain of our prestige fragrance brands are derived from licenses from unaffiliated third parties and our business is dependent upon the continuation and renewal of such licenses on terms favorable to us. Each license is for a specific term and may have optional renewal terms. In addition, such licenses may be subject to us making required minimum royalty payments, minimum advertising and promotional expenditures and meeting minimum sales requirements. Just as the loss of a license or other significant agreement may have a material adverse effect on us, a renewal on less favorable terms could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

We rely on third-party manufacturers and component suppliers for substantially all of our owned and licensed products.

We do not own or operate any significant manufacturing facilities. We use third-party manufacturers and component suppliers to manufacture substantially all of our owned and licensed products. Over the past few years, we have reduced the number of third-party manufacturers and component and materials suppliers that we use, and have implemented a "turnkey" manufacturing process for substantially all of our products in which we now rely on our third-party manufacturers for certain supply chain functions that we previously handled ourselves, such as component and materials planning, purchasing and warehousing. Our business, prospects, results of operations, financial condition or cash flows could be materially adversely affected if we experience any supply chain disruptions caused by our implementation of this "turnkey" manufacturing process or other supply chain projects, or if our manufacturers or component suppliers were to experience problems with product quality, credit or liquidity issues, or disruptions or delays in the manufacturing process or delivery of the finished products or the raw materials or components used to make such products.

The loss of or disruption in our distribution facilities may have a material adverse effect on our business.

We currently have one distribution facility and one promotional set assembly facility in the United States and use a third-party fulfillment center in France primarily for European distribution. These facilities house a large portion of our inventory. Although we insure our inventory, any loss, damage or disruption of these facilities, or loss or damage of the inventory stored in them, could adversely affect our business, prospects, results of operations, financial condition or cash flows.

Our business is subject to regulation in the United States and internationally.

The manufacturing, distribution, formulation, packaging and advertising of our products and those we distribute for others are subject to numerous federal, state and foreign governmental regulations. The number of laws and regulations that are being enacted or proposed by state, federal and international governments and governmental authorities are increasing. Compliance with these regulations is difficult and expensive and may require reformulation, repackaging, relabeling or discontinuation of certain of our products. If we fail to adhere, or are alleged to have failed to adhere, to any applicable federal, state or foreign laws or regulations, or if such laws or regulations negatively affect sales of our products, our business, prospects, results of operation, financial condition or cash flows may be adversely affected. In addition, our future results could be adversely affected by changes in applicable federal, state and foreign laws and regulations, or the interpretation or enforcement thereof, including those relating to products or ingredients, product liability, trade rules and customs regulations, intellectual property, consumer laws, privacy laws, as well as accounting standards and taxation requirements (including tax-rate changes, new tax laws and revised tax law interpretations).

Adverse U.S. or international economic conditions could negatively impact our business, prospects, results of operations, financial condition or cash flows.

We believe that consumer spending on beauty products is influenced by general economic conditions and the availability of discretionary income. Adverse U.S. or international economic conditions, such as global recessions, including the current economic environment in Europe, or periods of inflation or high energy prices can contribute to higher unemployment levels, decreased consumer spending, reduced credit availability and declining consumer confidence and demand, each of which poses risks to our business. A decrease in consumer spending and/or in retailer and consumer confidence and demand for our products could significantly negatively impact our net sales and profitability, including our operating margins and return on invested capital. Such economic conditions could cause some of our customers or suppliers to experience cash flow and/or credit problems and impair their financial condition, which could disrupt our business and adversely affect product orders, payment patterns and default rates and increase our bad debt expense. Adverse economic conditions could also adversely affect our access to the capital necessary for our business and our ability to remain in compliance with the financial covenant in our revolving credit facility that applies only in the event that we do not have the requisite average borrowing base capacity as set forth in our credit facility. If the recent adverse U.S. and global economic conditions persist or deteriorate further, our business, prospects, results of operations, financial condition or cash flows could be negatively impacted.

We may be adversely affected by domestic and international events that impact consumer confidence and demand.

Sudden disruptions in business conditions due to events such as terrorist attacks, diseases or natural disasters may have a short-term, or sometimes long-term, adverse impact on consumer confidence and spending. In addition, any reductions in travel or increases in restrictions on travelers' ability to transport our products on airplanes due to general economic downturns, diseases, increased security levels, acts of war or terrorism could result in a material decline in the net sales and profitability of our travel retail business.

The beauty industry is highly competitive and if we cannot effectively compete our business and results of operations will suffer.

The beauty industry is highly competitive and can change rapidly due to consumer preferences and industry trends. Competition in the beauty industry is based on brand strength, pricing and assortment of products, in-store presence and visibility, innovation, perceived value, product availability and order fulfillment, service to the consumer, promotional activities, advertising, special events, new product introductions, e-commerce and mobile commerce initiatives and other activities. The trend toward consolidation in the retail trade has resulted in us becoming increasingly dependent on key retailers, including large-format retailers, who have increased their bargaining strength. This trend has also resulted in an increased risk related to the concentration of our customers. We compete primarily with global prestige beauty companies and multinational consumer product companies, some of whom have greater resources than we have and brands with greater name recognition and consumer loyalty than our brands. Our success depends on our products' appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to change, and on our ability to anticipate and respond in a timely and cost-effective manner to market trends through product innovations, product line extensions and marketing and promotional activities. This issue is compounded by the rapidly increasing use and proliferation of social and digital media by consumers, and the speed with which information and opinions are shared. We may incur expenses in connection with product innovation and development, marketing and advertising that are not subsequently supported by a sufficient level of sales, which could negatively affect our results of operations. These competitive factors, as well as new product risks, could have an adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Our business strategy depends upon our ability to increase sales of the Elizabeth Arden brand and our prestige fragrance portfolio, as well as our ability to acquire or license additional brands or secure additional distribution arrangements and obtain the required financing for these agreements and arrangements.

Our business strategy contemplates the continued growth of our portfolio of owned, licensed and distributed brands. Increasing sales of the Elizabeth Arden brand and our prestige fragrance portfolio may require investments that may result in short-term costs without any current revenue. In addition, our future expansion through acquisitions, new product licenses or new product distribution arrangements, if any, will depend upon our ability to identify suitable brands to acquire, license or distribute and our ability to obtain the required financing for these acquisitions, licenses or distribution arrangements, and thus depends on the capital resources and working capital available to us. We may not be able to identify, negotiate, finance or consummate such acquisitions, licenses or arrangements, or the associated working capital requirements, on terms acceptable to us, or at all, which could hinder our ability to increase revenues and build our business.

The success of our business depends, in part, on the demand for celebrity and designer fragrance products.

We have license agreements to manufacture, market and distribute a number of celebrity and designer fragrance products, including those of Elizabeth Taylor, Britney Spears, Taylor Swift, Justin Bieber, Juicy Couture, John Varvatos, Ed Hardy and True Religion. In fiscal 2012, we derived approximately 38% of our net sales from celebrity and designer fragrance brands. The demand for these products is, to some extent, dependent on the appeal to consumers of the particular celebrity or designer and the celebrity's or designer's reputation. To the extent that the celebrity/designer fragrance category or a particular celebrity or designer ceases to be appealing to consumers or a celebrity's reputation is adversely affected, sales of the related products and the value of the brands can decrease materially. In addition, under certain circumstances, lower net sales may shorten the duration of the applicable license agreement.

We may not be able to successfully and cost-effectively integrate acquired businesses or new brands.

Acquisitions entail numerous integration risks and impose costs on us that could materially and adversely affect our business, prospects, results of operations, financial condition or cash flows, including:

- difficulties in assimilating acquired operations, products or brands, including disruptions to our operations or the unavailability of key employees from acquired businesses;
- diversion of management's attention from our core business;
- adverse effects on existing business relationships with suppliers and customers;
- incurrence or assumption of additional debt and liabilities, as well as the potential for increased claims and litigation; and
- incurrence of significant amortization expenses related to intangible assets and the potential impairment of acquired assets.

Our business could be adversely affected if we are unable to successfully protect our intellectual property rights.

The market for our products depends to a significant extent upon the value associated with the trademarks and patents that we own or license. We own, or have licenses or other rights to use, the material trademarks and patents used in connection with the ingredients, packaging, marketing and distribution of our major owned and licensed products both in the U.S. and in other countries where such products are principally sold.

Although most of our brand names are registered in the U.S. and in certain foreign countries in which we operate, we may not be successful in asserting trademark protection. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as the laws of the U.S. The costs required to protect our trademarks and patents may be substantial. We also cannot assure that the owners of the trademarks that we license can or will successfully maintain their intellectual property rights.

If other parties infringe on our intellectual property rights or the intellectual property rights that we license, the value of our brands in the marketplace may be diluted. In addition, any infringement of our intellectual property rights would also likely result in a commitment of our time and resources to protect these rights through litigation or otherwise. We may infringe on others' intellectual property rights, which may result in a reduction in sales or profitability and a commitment of our time and resources to defend through litigation or otherwise. One or more adverse judgments with respect to these intellectual property rights could negatively impact our ability to compete and could materially adversely affect our business, prospects, results of operations, financial condition or cash flows.

If our intangible assets, such as trademarks, patents and goodwill, become impaired, we may be required to record a significant non-cash charge to earnings which would negatively impact our results of operations.

Exclusive brand licenses, trademarks and intangibles comprise a material portion of our total consolidated assets. Completed acquisitions, like the recent acquisitions of the licenses for the Ed Hardy, True Religion, BCBGMAXAZRIA, Justin Bieber and Nicki Minaj fragrance brands, typically result in an increase in other intangibles on our balance sheet. Under accounting principles generally accepted in the United States, we review our intangible assets, including our trademarks, patents, licenses and goodwill, for impairment annually, or more frequently if events or changes in circumstances indicate the carrying value of our intangible assets may not be fully recoverable. The carrying value of our intangible assets may not be recoverable due to factors such as a decline in our stock price and market capitalization, reduced estimates of future cash flows, including those associated with the specific brands to which intangibles relate, or slower growth rates in our industry. Estimates of future cash flows are based on a long-term financial outlook of our operations and the specific brands to which the intangible assets relate. However, actual performance in the near-term or long-term could be materially different from these forecasts, which could impact future estimates and the recorded value of the intangibles. For example, a significant sustained decline in our stock price and market capitalization may result in impairment of certain of our intangible assets, including goodwill, and a significant charge to earnings in our financial statements during the period in which an impairment is determined to exist. Any such impairment charge could materially reduce our results of operations.

We are subject to risks related to our international operations.

We operate on a global basis, with sales in approximately 120 countries. Approximately 42% of our fiscal 2012 net sales were generated outside of the United States. Our international operations could be adversely affected by:

- import and export license requirements;
- trade restrictions;
- changes in tariffs and taxes;
- restrictions on repatriating foreign profits back to the United States;
- changes in, or our unfamiliarity with, foreign laws and regulations, including those related to product registration, ingredients and labeling, including changes in the interpretation or enforcement of such laws and regulations;

- difficulties in staffing and managing international operations; and
- changes in social, political, legal, economic and other conditions.

Unanticipated changes in our tax provisions, the adoption of new tax legislation or exposure to additional tax liabilities could affect our profitability and cash flows.

We are subject to income and other taxes in the United States and numerous foreign jurisdictions. Our effective tax rate in the future could be adversely affected by changes to our operating structure, changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws and the discovery of new information in the course of our tax return preparation process. In particular, the carrying value of deferred tax assets, which are predominantly in the United States, is dependent on our ability to generate future taxable income in the United States. From time to time, tax proposals are introduced or considered by the United States Congress or the legislative bodies in foreign jurisdictions that could also affect our tax rate, the carrying value of our deferred tax assets, or our other tax liabilities. Our tax liabilities are also affected by the amounts we charge for inventory, services, licenses, funding and other items in intercompany transactions. We are subject to ongoing tax audits in various jurisdictions, and tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax provision. However, there can be no assurance that we will accurately predict the outcomes of these audits, and the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense. As a result, the ultimate resolution of these tax audits, changes in tax laws or tax rates, and the ability to utilize our deferred tax assets could materially affect our tax provision, net income and cash flows in future periods.

Our quarterly results of operations fluctuate due to seasonality and other factors, and we may not have sufficient liquidity to meet our seasonal working capital requirements.

We generate a significant portion of our net income in the first half of our fiscal year as a result of higher sales in anticipation of the holiday season. Similarly, our working capital needs are greater during the first half of the fiscal year. We may experience variability in net sales and net income on a quarterly basis as a result of a variety of factors, including new product innovations and launches, the size and timing of customer orders and additions or losses of brand distribution rights. If we were to experience a significant shortfall in sales or internally generated funds, we may not have sufficient liquidity to fund our business.

Our level of debt and debt service obligations, and the restrictive covenants in our revolving credit facility and our indenture for our 7⅜% senior notes, may reduce our operating and financial flexibility and could adversely affect our business and growth prospects.

At June 30, 2012, we had total debt of approximately $339 million which includes $250 million in aggregate principal amount outstanding of our 7⅜% senior notes and $89 million outstanding under our revolving bank credit facility, both of which have requirements that may limit our operating and financial flexibility. Our indebtedness could adversely impact our business, prospects, results of operations, financial condition or cash flows by increasing our vulnerability to general adverse economic and industry conditions and restricting our ability to consummate acquisitions or fund working capital, capital expenditures and other general corporate requirements.

Specifically, our revolving credit facility and our indenture for our 7⅜% senior notes limit or otherwise affect our ability to, among other things:

- incur additional debt;
- pay dividends or make other restricted payments;

- create or permit certain liens, other than customary and ordinary liens;
- sell assets other than in the ordinary course of our business;
- invest in other entities or businesses; and
- consolidate or merge with or into other companies or sell all or substantially all of our assets.

These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions or pursue available business opportunities. Our revolving credit facility also requires us to maintain specified amounts of borrowing capacity or maintain a debt service coverage ratio. Our ability to meet these conditions and our ability to service our debt obligations will depend upon our future operating performance, which can be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. If our actual results deviate significantly from our projections, we may not be able to service our debt or remain in compliance with the conditions contained in our revolving credit facility, and we would not be allowed to borrow under the revolving credit facility. If we were not able to borrow under our revolving credit facility, we would be required to develop an alternative source of liquidity. We cannot assure you that we could obtain replacement financing on favorable terms or at all.

A default under our revolving credit facility could also result in a default under our indenture for our 7⅜% senior notes. Upon the occurrence of an event of default under our indenture, all amounts outstanding under our other indebtedness may be declared to be immediately due and payable. If we were unable to repay amounts due on our revolving credit facility, the lenders would have the right to proceed against the collateral granted to them to secure that debt.

Our success depends, in part, on the quality, efficacy and safety of our products.

Our success depends, in part, on the quality, efficacy and safety of our products. If our products are found to be defective or unsafe, or if they otherwise fail to meet customer or consumer standards, our relationships with customers or consumers could suffer, the appeal of one or more of our brands could be diminished, and we could lose sales and/or become subject to liability claims, any of which could have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

Our success depends upon the retention and availability of key personnel and the succession of senior management.

Our success largely depends on the performance of our management team and other key personnel. Our future operations could be harmed if we are unable to attract and retain talented, highly qualified senior executives and other key personnel. In addition, if we are unable to effectively provide for the succession of senior management, including our chief executive officer, our business, prospects, results of operations, financial condition or cash flows may be materially adversely affected.

The market price of our common stock may fluctuate as a result of a variety of factors.

The market price of our common stock could fluctuate significantly in response to various factors, many of which are beyond our control, including:

- volatility in the financial markets;
- actual or anticipated variations in our quarterly or annual financial results;
- announcements or significant developments with respect to beauty products or the beauty industry in general;
- general economic and political conditions;

- governmental policies and regulations; and
- financial analyst and rating agency actions.

Our global information systems are subject to outages, hacking and other risks and the failure to adequately maintain the security of our electronic and confidential information could materially adversely affect our financial condition and results of operations.

We have information systems that support our business processes, including supply chain, marketing, sales, order processing, distribution, finance and intracompany communications throughout the world. All of our global information systems are susceptible to outages due to fire, floods, tornadoes, hurricanes, power loss, telecommunications failures, security breaches and similar events. Despite the implementation of network security measures, our systems may also be vulnerable to computer viruses, "hacking" and similar disruptions from unauthorized tampering. Our business, prospects, results of operations, financial condition or cash flows may be adversely affected by the occurrence of these or other events that could disrupt or damage our information systems, and/or any failure to properly maintain or upgrade our information systems.

In addition, as part of our normal business activities, we collect and store certain confidential information, including personal information with respect to customers and employees. In addition, the success of our e-commerce operations depends on the secure transmission of confidential and personal data over public networks, including the use of cashless payments. Any failure on the part of us or our vendors to properly maintain the security of our confidential data and our employees' and customers' personal information could result in business disruption, damage to our reputation, financial obligations to third parties, fines, penalties, regulatory proceedings and private litigation with potentially large costs and other competitive disadvantages, and could accordingly have a material adverse impact on our business, financial condition and results of operations.

We outsource certain functions, making us dependent on the entities and facilities performing those functions.

We are continually looking for opportunities to secure essential business services in a more cost-effective manner, without impacting the quality of the service rendered. In some cases, this requires the outsourcing of functions or parts of functions that can be performed more effectively by external service providers. These include certain information systems functions such as information technology operations, certain human resource functions such as payroll processing and employee benefit plan administration, and our European logistics management. We believe that we conduct appropriate due diligence before entering into agreements with the outsourcing entity, and we use service level agreements and operating metrics to monitor and assess performance. We believe the failure of one or more entities to properly provide the expected services without disruption, provide them on a timely basis or to provide them at the prices we expect may have a material adverse effect on our results of operations or financial condition. In addition, substantially all of our data center operations are located in a facility in Raleigh, North Carolina, and any loss of or damage to the facility could have a material adverse effect on our business, results of operations, prospects, financial condition or cash flows.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

United States. Our corporate headquarters are located in Miramar, Florida, where we lease approximately 32,000 square feet of general office space under a lease that expires in June 2016. Our U.S. fulfillment operations are conducted in our Roanoke, Virginia distribution facility that consists of approximately 400,000 square feet and is leased through September 2023. We also lease

(i) a 76,000-square foot warehouse in Roanoke to coordinate returns processing that is leased through December 2015, and (ii) a 274,000-square foot warehouse in Salem, Virginia that is leased through March 2016. From time to time, we also lease additional temporary warehouse facilities to handle inventory overflow. We lease 50,000 square feet of general office space for our supply chain, information systems and finance operations in Stamford, Connecticut under a lease that expires October 2021. We lease approximately 49,500 square feet of general offices primarily for our marketing operations in New York City under a lease that expires in October 2017. We also lease small offices in Bentonville, Arkansas and Minneapolis, Minnesota, and have retail outlet stores that are located in Florida, New York, Texas, and Georgia for which we lease approximately 1,000 to 2,000 square feet, depending on the location.

International. Our international operations are headquartered in offices in Geneva, Switzerland that are leased through 2017. We also lease sales offices in Australia, Canada, China, Denmark, France, Italy, Korea, New Zealand, Puerto Rico, Singapore, South Africa, Spain, Taiwan, and the United Kingdom. We own a small manufacturing and distribution facility in South Africa primarily to manufacture and distribute local requirements of our products.

We believe that additional office, warehouse and retail space suitable for our needs is reasonably available in the markets in which we operate.

ITEM 3. LEGAL PROCEEDINGS

We are a party to a number of legal actions, proceedings, claims and disputes, arising in the ordinary course of business, including those with current and former customers over amounts owed. While any action, proceeding or claim contains an element of uncertainty and it is possible that our cash flows and results of operations in a particular quarter or year could be materially affected by the impact of such actions, proceedings, claims and disputes, based on current facts and circumstances our management believes that the outcome of such actions, proceedings, claims and disputes will not have a material adverse effect on our business, prospects, results of operations, financial condition or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information. Our common stock, $.01 par value per share, has been traded on the NASDAQ Global Select Market under the symbol "RDEN" since January 25, 2001. The following table sets forth the high and low sales prices for our common stock, as reported by NASDAQ for each of our fiscal quarters from July 1, 2010 through June 30, 2012.

Quarter Ended	High	Low
6/30/12	$40.19	$32.73
3/31/12	$39.96	$30.96
12/31/11	$37.94	$28.03
9/30/11	$34.62	$25.86
6/30/11	$31.84	$26.50
3/31/11	$31.00	$22.93
12/31/10	$24.00	$18.88
9/30/10	$20.00	$13.69

Holders. As of August 8, 2012, there were 351 record holders of our common stock. The number of record holders does not include beneficial owners of common stock whose shares are held in the names of banks, brokers, nominees or other fiduciaries.

Dividends. We have not declared any cash dividends on our common stock since we became a beauty products company in 1995, and we currently have no plans to declare dividends on our common stock in the foreseeable future. Any future determination by our board of directors to pay dividends on our common stock will be made only after considering our financial condition, results of operations, capital requirements and other relevant factors. Additionally, our revolving credit facility and the indenture relating to our 7⅜% senior notes due 2021 restrict our ability to pay cash dividends based upon our ability to satisfy certain financial covenants, including having a certain amount of borrowing capacity and satisfying a fixed charge coverage ratio after the payment of the dividends. See Notes 8 and 9 to the Notes to Consolidated Financial Statements.

Performance Graph. The following performance graph data and table compare the cumulative total shareholder returns, including the reinvestment of dividends, on our common stock with the Russell 2000 Index and a market-weighted index of publicly traded peer companies for the five fiscal years from July 1, 2007 through June 30, 2012.

The publicly traded companies in our peer group are The Estee Lauder Companies Inc., International Flavors and Fragrances, Inc., Inter Parfums, Inc., Physicians Formula Holdings, Inc., and Revlon, Inc. We believe that our peer group is a good representation of beauty companies with similar market capitalizations, channels of distribution and/or products as our company. The graph and table assume that $100 was invested on June 30, 2007 in each of the Russell 2000 Index, the peer group, and our common stock, and that all dividends were reinvested.

[Remainder of page intentionally left blank.]

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Elizabeth Arden, Inc., the Russell 2000 Index,
and a Peer Group



$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
6/07
6/08
6/09
6/10
6/11
6/12
Elizabeth Arden, Inc.
Russell 2000
Peer Group

*$100 invested on 6/30/07 in stock or index, including reinvestment of dividends.
Fiscal year ending June 30.

	Fiscal Year Ended June 30,				
	2008	2009	2010	2011	2012
Elizabeth Arden, Inc.	62.57	35.99	59.85	119.66	159.98
Russell 2000 Index	83.81	62.84	76.35	104.91	102.73
Peer Group	87.96	65.50	04.68	184.66	180.24

ITEM 6. SELECTED FINANCIAL DATA

We derived the following selected financial data from our audited consolidated financial statements. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this annual report.

(Amounts in thousands, except per share data)	Year Ended June 30,				
	2012	**2011**	**2010**	**2009**	**2008**
Selected Statement of Operations Data					
Net sales	$1,238,273	$1,175,500	$1,103,777	$1,070,225	$1,141,075
Gross profit	609,031[(1)]	556,277	495,974	433,155[(7)]	461,873[(9)]
Income from operations	95,271[(1)]	77,575[(3)]	44,793[(5)]	10,335[(7)]	49,030[(9)]
Debt extinguishment charges	—	6,468	82	—	—
Net income (loss)	57,419	40,989	19,533	(6,163)	19,901
Selected Per Share Data					
Earnings (loss) per common share					
Basic	$ 1.97[(2)]	$ 1.47[(4)]	$ 0.70[(6)]	$ (0.22)[(8)]	$ 0.71[(10)]
Diluted	$ 1.91[(2)]	$ 1.41[(4)]	$ 0.68[(6)]	$ (0.22)[(8)]	$ 0.68[(10)]
Weighted average number of common shares					
Basic	29,115	27,843	28,017	27,971	27,981
Diluted	30,111	29,008	28,789	27,971	29,303
Other Data					
EBITDA[(11)]	$ 129,325	$ 100,942	$ 73,170	$ 36,493	$ 73,798
Net cash provided by operating activities	58,524	97,746	113,959	36,986	8,037
Net cash used in investing activities	(153,224)	(39,472)	(35,721)	(31,663)	(28,588)
Net cash provided by (used in) financing activities	96,760	(28,519)	(74,337)	(7,529)	16,791

	Year Ended June 30,				
	2012	**2011**	**2010**	**2009**	**2008**
Selected Balance Sheet Data					
Cash	$ 59,080	$ 58,850	$ 26,881	$ 23,102	$ 26,396
Inventories	291,987	246,514	271,058	318,535	408,563
Working capital	345,818	388,897	306,524	286,611	306,735
Total assets	1,066,754	854,837	843,471	884,075	970,734
Short-term debt	89,200	—	59,000	115,000	119,000
Long-term debt, including current period	250,000	250,000	218,699	223,911	224,957
Shareholders' equity	481,727	417,765	352,617	336,778	336,601

(1) For the year ended June 30, 2012, gross profit and income from operations include (i) $4.5 million of inventory-related costs primarily for inventory purchased by us from New Wave Fragrances LLC and Give Back Brands LLC prior to the acquisitions from those companies, and (ii) $0.4 million for product discontinuation charges. Income from operations also includes (i) $1.4 million in license termination costs, and (ii) $0.8 million in transaction costs associated with the New Wave LLC and Give Back Brands LLC acquisitions.

(2) For the year ended June 30, 2012, inventory-related costs, product discontinuation charges, license termination costs and transaction costs for the acquisitions reduced both basic and fully diluted earnings per share by $0.17 and $0.16, respectively.

(3) For the year ended June 30, 2011, income from operations includes (i) $0.3 million of restructuring expenses related to our Global Efficiency Re-engineering initiative (the "Initiative"), and (ii) $0.3 million of expenses related to implementation of our Oracle accounting and order processing systems.

(4) For the year ended June 30, 2011, debt extinguishment charges, restructuring expenses related to our Initiative and Oracle accounting and order processing systems implementation costs reduced both basic and fully diluted earnings per share by $0.15.

(5) For the year ended June 30, 2010, income from operations includes (i) $3.9 million of expenses related to implementation of our Oracle accounting and order processing systems, (ii) $1.9 million of restructuring expenses related to our Initiative, and (iii) $1.5 million of restructuring expenses that are not related to our Initiative.

(6) For the year ended June 30, 2010, Oracle accounting and order processing systems implementation costs, restructuring expenses and debt extinguishment charges reduced basic and fully diluted earnings per share by $0.20 and $0.19, respectively.

(7) For the year ended June 30, 2009, gross profit and income from operations include costs related to the global licensing agreement with Liz Claiborne of $18.9 million (which did not require the use of cash in the current period) for the Liz Claiborne inventory purchased by us at a higher cost prior to the effective date of the license agreement and $4.4

million ($1.0 million in gross profit) of Liz Claiborne transition expenses. In addition, income from operations includes (i) $3.4 million of expenses related to implementation of our Oracle accounting and order processing systems, (ii) $3.5 million of restructuring expenses related to our Initiative, and (iii) $1.1 million of restructuring expenses that are not related to our Initiative.

(8) For the year ended June 30, 2009, Liz Claiborne related expenses, Oracle accounting and order processing systems implementation costs and restructuring expenses reduced basic and fully diluted earnings per share by $0.70 and $0.69, respectively.

(9) For the year ended June 30, 2008, gross profit and income from operations include approximately $15.0 million in costs related to the global licensing agreement with Liz Claiborne including product discontinuation charges. In addition, income from operations includes an additional $12.0 million in Liz Claiborne related costs and $3.0 million of restructuring expenses, including $0.7 million related to our Initiative.

(10) For the year ended June 30, 2008, Liz Claiborne related costs, including product discontinuation charges, and restructuring expenses reduced basic and fully diluted earnings per share by $0.65 and $0.63, respectively.

(11) EBITDA is defined as net income plus the provision for income taxes (or net loss less the benefit from income taxes), plus interest expense, plus depreciation and amortization expense. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) (as determined in accordance with generally accepted accounting principles) as a measure of our operating performance or to net cash provided by operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) or as a measure of our ability to meet cash needs. We believe that EBITDA is a measure commonly reported and widely used by investors and other interested parties as a measure of a company's operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to capital structure (particularly when acquisitions are involved), depreciation and amortization, or non-operating factors such as historical cost. Accordingly, as a result of our capital structure, we believe EBITDA is a relevant measure. This information has been disclosed here to permit a more complete comparative analysis of our operating performance and debt servicing ability relative to other companies. EBITDA may not, however, be comparable in all instances to other similar types of measures.

In addition, EBITDA has limitations as an analytical tool, including the fact that:

- it does not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;
- it does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;
- it does not reflect any cash income taxes that we may be required to pay; and
- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and these measures do not reflect any cash requirements for such replacements.

The following is a reconciliation of net income (loss) as determined in accordance with generally accepted accounting principles, to EBITDA:

	Year Ended June 30,				
(Amounts in thousands)	2012	2011	2010	2009	2008
Net income (loss)	$ 57,419	$ 40,989	$19,533	$ (6,163)	$19,901
Provision for (benefit from) income taxes	16,093	8,637	3,293	(8,316)	1,534
Interest expense	21,759	21,481	21,885	24,814	27,595
Depreciation related to cost of goods sold	5,257	5,089	5,040	4,416	4,245
Depreciation and amortization	28,797	24,746	23,419	21,742	20,523
EBITDA	$129,325[a]	$100,942[b]	73,170[c]	$36,493[d]	$73,798[e]

(a) Includes $4.5 million of inventory–related costs primarily for inventory purchased by us from New Wave Fragrances LLC and Give Back Brands LLC prior to the acquisitions from those companies and $0.8 million in transaction costs associated with such acquisitions, $0.4 million for product discontinuation charges, and $1.4 million in license termination costs.

(b) Includes $6.5 million of debt extinguishment charges, $0.3 million of restructuring charges related to the Initiative and $0.3 million related to the implementation of our Oracle accounting and order processing systems.

(c) Includes $3.9 million related to the implementation of our Oracle accounting and order processing systems, $3.4 million of restructuring charges and $0.1 million of debt extinguishment charges.
(d) Includes $23.3 million of costs related to the global licensing agreement with Liz Claiborne ($18.9 million of which did not require the use of cash in the current period), $4.6 million of restructuring charges and $3.4 million related to the implementation of our Oracle accounting and order processing systems.
(e) Includes $27.0 million of costs related to the global licensing agreement with Liz Claiborne and $3.0 million of restructuring charges.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the accompanying notes which appear elsewhere in this document.

Overview

We are a global prestige beauty products company with an extensive portfolio of prestige fragrance, skin care and cosmetics brands. Our extensive product portfolio includes the following:

Elizabeth Arden Brand	The Elizabeth Arden skin care brands: *Visible Difference*, *Ceramide*, *Prevage*, and *Eight Hour Cream*, Elizabeth Arden branded lipstick, foundation and other color cosmetics products, and the Elizabeth Arden fragrances: *Red Door*, *Elizabeth Arden 5th Avenue*, and *Elizabeth Arden green tea*
Celebrity Fragrances	The fragrance brands of Britney Spears, Elizabeth Taylor, Mariah Carey, Taylor Swift, Justin Bieber, Nicki Minaj and Usher
Lifestyle Fragrances	*Curve*, *Giorgio Beverly Hills*, *PS Fine Cologne* and *White Shoulders*
Designer Fragrances	*Juicy Couture*, *Alfred Sung*, *BCBGMAXAZRIA*, *Ed Hardy*, *Geoffrey Beene*, *Halston*, *John Varvatos*, *Kate Spade New York*, *Lucky*, *Rocawear* and *True Religion*

In addition to our owned and licensed fragrance brands, we distribute approximately 250 additional prestige fragrance brands, primarily in the United States, through distribution agreements and other purchasing arrangements. In August 2011, we amended our long-term license agreement with Liz Claiborne, Inc. and certain of its affiliates and acquired all of the U.S. and international trademarks for the Curve fragrance brands as well as trademarks for certain other smaller fragrance brands. The amendment established a lower effective royalty rate for the remaining licensed fragrance brands, including Juicy Couture and Lucky Brand fragrances, reduced the future minimum guaranteed royalties for the term of the license, and required a pre-payment of royalties for the remainder of calendar 2011. We paid Liz Claiborne, Inc. and its affiliates $58.4 million in cash in connection with this transaction. We capitalized $43.9 million of the $58.4 million cash paid as exclusive brand trademarks and the balance was recorded as a prepaid asset associated with the settlement of royalties for the remainder of calendar year 2011 and the buy-down of future royalties.

In May 2012, we acquired the global licenses and certain related assets, including inventory, for the Ed Hardy, True Religion and BCBGMAXAZRIA fragrance brands from New Wave Fragrances, LLC. Prior to the acquisition, we had been acting as a distributor of the Ed Hardy, True Religion and BCBGMAXAZRIA fragrances to certain mid-tier and mass retailers in the North America. Originally introduced in 2008 and inspired by the tattoo art of Don Ed Hardy, the Ed Hardy fragrance portfolio includes the *Love & Luck*, *Hearts & Daggers* and *Ed Hardy Born Wild* men's and women's fragrances. The True Religion fragrance brand launched in U.S. department stores in October 2008 and has now expanded to a portfolio of brands, including *Drifter* and *Hippie Chic*, and the BCBGMAXAZRIA women's fragrance recently launched in the fall of 2011 in U.S. department stores. The total cost of the acquisition was $60.1 million, including amounts paid for inventory of $19.8 million, of which $58.1 million has been paid in cash and up to an additional $2 million may be due on January 31, 2013, subject to certain post-closing adjustments. This transaction was accounted for as a business combination. See Note 11 to the Notes to Consolidated Financial Statements for further information on the acquisition and allocation of the purchase price.

In June 2012, we also acquired the global licenses and certain assets related to the Justin Bieber and Nicki Minaj fragrance brands, including inventory of the Justin Bieber fragrances, from Give Back Brands LLC. *Someday*, the first fragrance from internationally acclaimed recording artist Justin Bieber, launched in Spring 2011 and became the number one women's fragrance launch of 2011 in U.S. department stores, according to NPD. The second fragrance in this brand franchise, *Justin Bieber's Girlfriend*, is launching in U.S. department stores in the summer of 2012. The first fragrance from Nicki Minaj is scheduled to launch in U.S. department stores in the fall of 2012. In connection with the acquisition, we paid Give Back Brands LLC $26.5 million, including $3.4 million for inventory. In addition, we have issued to Give Back Brands LLC a subordinated note in the principal amount of $28 million, payable upon the achievement of specified net sales targets for the acquired brands over the three-year period from July 1, 2012 through June 30, 2015. This transaction was accounted for as a business combination. See Note 11 to the Notes to Consolidated Financial Statements for further information on the acquisition and allocation of the purchase price.

In fiscal 2013, we expect to incur pre-tax transition and other expenses related to the New Wave Fragrances LLC and Give Back Brands LLC acquisitions of $11.7 million, of which $6.4 million will not require the use of cash. Such expenses are expected to be incurred substantially in the first fiscal quarter ending September 30, 2012. These expenses primarily result from inventory purchased by us at a higher cost prior to the 2012 acquisitions, and other non-recurring expenses.

For ease of reference in this Form 10-K, the acquisitions from New Wave Fragrances LLC and Give Back Brands LLC are referred to herein on a collective basis as the 2012 acquisitions.

During fiscal 2012, we introduced several new products across the Elizabeth Arden skincare, fragrance, and color cosmetic categories, as well as for several of our fragrance brands, including Britney Spears, Juicy Couture, Curve, Rocawear and John Varvatos. We also debuted the first fragrance under our license agreement with Taylor Swift.

Our business strategy is currently focused on two important initiatives: the global repositioning of the Elizabeth Arden brand and expanding the market penetration of our prestige fragrance portfolio in international markets, especially in the large European fragrance market. We also intend to continue to increase net sales, operating margins and earnings by continuing to expand the prestige fragrance category at mass retail customers in North America and continuing to expand operating margins, working capital efficiency and return on invested capital. We believe that our focus on organic growth opportunities for our existing brands, new licensing opportunities and acquisitions, and new product innovation will assist us in achieving these goals.

We recently commenced the roll-out of a comprehensive brand repositioning for the Elizabeth Arden brand, which is designed to honor the heritage of the brand while modernizing the brand's presentation and increasing its relevance among target consumers. The brand repositioning includes improved product formulation, package redesign and counter redesign as well as SKU rationalization. The initial roll-out will be to a limited number of retail doors and is targeted for completion by early October 2012. We began shipping the new product assortment to retailers in June 2012 and expect to replace high-priority retail counters with the new counters by early October 2012. The new counter design is intended to bring key aspects of the Elizabeth Arden and Red Door Spa brand equities to the retail environment to create a more uniform, modern and engaging shopping experience. The rollout will continue throughout fiscal year 2013 and beyond. Based on the results of the initial roll-out and plans for a more broad-based global roll-out, we may incur costs, expenses and capital expenditures in future periods that could be material to those periods. The specific facts and circumstances of the global roll-out will impact the timing and amount of any such costs, expenses and capital expenditures. In fiscal 2013, we expect to incur pre-tax non-recurring charges of approximately $8 million associated with the Elizabeth Arden brand repositioning resulting from product assortment changes.

In fiscal 2013, we plan to launch the new *Visible Difference* entry level skin care regimen as part of the repositioning of the Elizabeth Arden brands, *Prevage Anti-Aging + Intensive Repair Daily Serum*, several new *Ceramide* skin care products, and a new Red Door fragrance, *Red Door* Aura.

We also plan to launch several fragrances, including our second fragrance for Taylor Swift, a new fragrance for *Justin Beiber's, Girlfriend*, the first fragrance for Nicki Minaj, and new fragrances for Britney Spears, Juicy Couture, Lucky and John Varvatos.

During fiscal 2012, we also improved our gross margins by 190 basis points over fiscal 2011. The gross margin was impacted by $4.9 million, or 40 basis points, of inventory-related costs primarily associated with our May and June 2012 acquisitions. See "Recent License Agreements and Acquisitions" and Note 1, under Item 6, "Selected Financial Data" for further information on acquisitions. Moving into fiscal 2013, we expect our gross margins to improve an additional 85 to 110 basis points over our fiscal 2012 gross margins. We also expect our gross margin in fiscal 2013 will be impacted by approximately 130 basis points for costs associated with the Elizabeth Arden brand repositioning and the 2012 acquisitions, which represents a year over year anticipated net impact on our gross margin of 90 basis points related to these costs. We continue to focus on (i) expanding gross margins through increased focus on product mix, improved pricing and reduced sales dilution, (ii) improving our sales and operations planning processes and our supply chain and logistics efficiency and, (iii) leveraging our overhead structure by increasing sales of our International segment.

We manage our business by evaluating net sales, gross margins, EBITDA (as defined in Note 11 under Item 6 "Selected Financial Data"), EBITDA margin, segment profit and working capital utilization (including monitoring our levels of inventory, accounts receivable, operating cash flow and return on invested capital). We encounter a variety of challenges that may affect our business and should be considered as described in Item 1A "Risk Factors" and in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations — Forward-Looking Information and Factors That May Affect Future Results."

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in those consolidated financial statements. We base our estimates on historical experience and other factors that we believe are most likely to occur. Changes in facts and circumstances may result in revised estimates, which are recorded in the period in which they become known. Actual results could differ from those estimates. If these changes result in a material impact to the consolidated financial statements, their impact is disclosed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and/or in the "Notes to the Consolidated Financial Statements." The disclosures below also note situations in which it is reasonably likely that future financial results could be affected by changes in these estimates and assumptions. The term "reasonably likely" refers to an occurrence that is more than remote but less than probable in the judgment of management.

Our most critical accounting policies and estimates are described in detail below. See Note 1 to the Notes to Consolidated Financial Statements — "General Information and Summary of Significant Accounting Policies," for a discussion of these and other accounting policies.

Accounting for Acquisitions and Intangible Assets. Under the accounting for business combinations, consideration paid in an acquisition is allocated to the underlying assets and liabilities, based on their respective estimated fair values. The excess of the consideration paid at the acquisition date over the fair values of the identifiable assets acquired or liabilities assumed is recorded as goodwill.

The judgments made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can significantly affect net income. For example, different classes of assets will have useful lives that differ, and the useful life of property, plant, and equipment acquired will differ substantially from the useful life of brand licenses and trademarks. Consequently, to the extent a longer-lived asset is ascribed greater value under the purchase method than a shorter-lived asset, net income in a given period may be higher.

Determining the fair value of certain assets and liabilities acquired is judgmental in nature and often involves the use of significant estimates and assumptions. One area that requires more judgment is determining the fair value and useful lives of intangible assets. Because the fair value and the estimated useful life of an intangible asset is a subjective estimate, it is reasonably likely that circumstances may cause the estimate to change. For example, if we discontinue or experience a decline in the profitability of one or more of our brands, the value of the intangible assets associated with those brands or their useful lives may decline, or, certain intangible assets such as the Elizabeth Arden brand trademarks, may no longer be classified as an indefinite-lived asset, which could result in additional charges to net income.

Our intangible assets consist of exclusive brand licenses, trademarks, patents and other intellectual property, customer relationships and lists, non-compete agreements and goodwill. The value of these assets is exposed to future adverse changes if we experience declines in operating results or experience significant negative industry or economic trends. We have determined that the Elizabeth Arden trademarks have indefinite useful lives as cash flows from the use of the trademarks are expected to be generated indefinitely. Goodwill and intangible assets with indefinite lives such as our Elizabeth Arden trademarks, are not amortized, but rather assessed for impairment at least annually. We typically perform our annual impairment assessment during the fourth quarter of our fiscal year or more frequently if events or changes in circumstances indicate the carrying value of goodwill may not fully be recoverable. During the quarter ended June 30, 2012, we adopted the updated guidance to Topic 350, Intangibles- Goodwill and Other, issued by Financial Accounting Standards Board ("FASB"), which simplifies how an entity assesses goodwill for impairment. The amendments allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment assessment. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. Should a goodwill impairment assessment be necessary, there is a two step process for impairment assessing of goodwill. The first step used to identify potential impairment compares the fair value of a reporting unit with its carrying amount, including goodwill. The second step, if necessary, measures the amount of the impairment by comparing the estimated fair value of the goodwill and intangible assets to their respective carrying values. If an impairment is identified, the carrying value of the asset is adjusted to estimated fair value. See Note 1 to the Notes to Consolidated Financial Statements.

During the quarter ended June 30, 2012, we completed our annual impairment assessment of the Elizabeth Arden trademarks, with the assistance of a third party valuation firm. In assessing the fair value of these trademarks, we considered the income approach. Under the income approach, the fair value is based on the present value of estimated future cash flows. The analysis and assessments of these assets and goodwill indicated that no impairment adjustment was required as the estimated fair value exceeded the recorded carrying value. A hypothetical 10% decrease to the fair value of our Elizabeth Arden trademarks or a hypothetical 1% increase in the discount rate used to estimate fair value would not result in an impairment of our Elizabeth Arden trademarks. During the quarter ended June 30, 2012, we also completed our annual impairment assessment of goodwill using the qualitative assessment under the updated guidance to Topic 350. The analysis indicated that no impairment adjustment was required. A hypothetical 10% decrease in the fair value of our North America reporting unit would not result in an impairment of our goodwill.

Due to the ongoing uncertainty in capital market conditions, we will continue to monitor and evaluate the expected future cash flows of our reporting units and the long-term trends of our market capitalization for the purposes of assessing the carrying value of our goodwill and indefinite-lived Elizabeth Arden trademarks, other trademarks and intangible assets. If market and economic conditions deteriorate, this could increase the likelihood of future material non-cash impairment charges to our results of operations related to our goodwill, indefinite-lived Elizabeth Arden trademarks, or other trademarks and intangible assets.

Depreciation and Amortization. Depreciation and amortization is provided over the estimated useful lives of the assets using the straight line method. Periodically, we review the lives assigned to our long-lived assets and adjust the lives, as circumstances dictate. Because estimated useful life is a subjective estimate, it is reasonably likely that circumstances may cause the estimate to change. For example, if we experience significant declines in net sales in certain channels of distribution, it could affect the estimated useful life of certain of our long-lived assets, such as counters or trade fixtures, which could result in additional charges to net income.

Long-Lived Assets. We review for the impairment of long-lived assets to be held and used whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Measurement of an impairment loss is based on the fair value of the asset compared to its carrying value. An impairment loss is recognized to the extent the carrying amount of the asset exceeds its estimated fair value. Because the fair value is a subjective estimate, it is reasonably likely that circumstances may cause the estimate to change. The same circumstances that could affect the estimated useful life of a long-lived asset, as discussed above, could cause us to change our estimate of the fair value of that asset, which could result in additional charges to net income. We did not record any adjustments to our long-lived assets in fiscal 2012, 2011 and 2010. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Revenue Recognition. Sales are recognized when title and risk of loss transfers to the customer, the sales price is fixed or determinable and collectability of the resulting receivable is probable. Sales are recorded net of estimated returns, markdowns and other allowances. The provision for sales returns and markdowns represents management's estimate of future returns and markdowns based on historical experience and considering current external factors and market conditions.

Allowances for Sales Returns and Markdowns. As is customary in the prestige beauty business, we grant certain of our customers (primarily North American prestige department stores and specialty beauty stores), subject to our authorization and approval, the right to either return product for credit against amounts previously billed or to receive a markdown allowance. Upon sale to such customers, we record a provision for product returns and markdowns estimated based on our level of sales, historical and projected experience with product returns and markdowns in each of our business segments and with respect to each of our product types, current economic trends and changes in customer demand and customer mix. We make detailed estimates at the segment, product and customer level, which are then aggregated to arrive at a consolidated provision for product returns and markdowns and are reviewed periodically as facts and circumstances warrant. Such provisions and markdown allowances are recorded as a reduction of net sales. Because there is considerable judgment used in evaluating the allowance for returns and markdowns, it is reasonably likely that actual experience will differ from our estimates. If, for example, customer demand for our products is lower than estimated or a proportionately greater amount of sales is made to prestige department stores and/or specialty beauty stores, additional provisions for returns or markdowns may be required resulting in a charge to income in the period in which the determination was made. Similarly, if customer demand for our products is higher than estimated, a reduction of our provision for returns or markdowns may be required resulting in an increase to income in the period in which the determination was made. As a percentage of gross sales, our expense for returns and markdowns was 7.3%, 8.3% and 9.2% for the fiscal years ending June 30, 2012, 2011 and 2010, respectively. A hypothetical 5% change in the value of our allowance for sales returns and markdowns as of June 30, 2012 would result in a $0.9 million change to net income.

Allowances for Doubtful Accounts Receivable. We maintain allowances for doubtful accounts to cover uncollectible accounts receivable, and we evaluate our accounts receivable to determine if they will ultimately be collected. This evaluation includes significant judgments and estimates, including an analysis of receivables aging and a customer-by-customer review for large accounts. It is reasonably likely that actual experience will differ from our estimates, which may result in an increase or decrease in the allowance for doubtful accounts. If, for example, the financial condition of our customers deteriorates resulting in an impairment of their ability to pay, additional allowances may be required, resulting in a charge to income in the period in which the determination was made. A hypothetical 5% change in the value of our allowance for doubtful accounts receivable as of June 30, 2012 would result in a $0.2 million change to net income.

Provisions for Inventory Obsolescence. We record a provision for estimated obsolescence and shrinkage of inventory. Our estimates consider the cost of inventory, forecasted demand, the estimated market value, the shelf life of the inventory and our historical experience. Because of the subjective nature of this estimate, it is reasonably likely that circumstances may cause the estimate to change. If, for example, demand for our products declines, or if we decide to discontinue certain products, we may need to increase our provision for inventory obsolescence which would result in additional charges to net income. A hypothetical 5% change in the value of our provision for inventory obsolescence as of June 30, 2012 would result in a $0.9 million change to net income.

Hedge Contracts. We have designated each qualifying foreign currency contract we have entered into as a cash flow hedge. Unrealized gains or losses, net of taxes, associated with these contracts are included in accumulated other comprehensive income on the balance sheet. Gains and losses will only be recognized in earnings in the period in which the forecasted transaction affects earnings or the transactions are no longer probable of occurring.

Share-Based Compensation. All share-based payments to employees, including the grants of employee stock options, are recognized in the consolidated financial statements based on their fair values, but only to the extent that vesting is considered probable. Compensation cost for awards that vest will not be reversed if the awards expire without being exercised. The fair value of stock options is determined using the Black-Scholes option-pricing model. The fair value of restricted stock and restricted stock unit awards is based on the closing price of our common stock on the date of grant. Compensation costs for awards are amortized using the straight-line method. Option pricing model input assumptions such as expected term, expected volatility and risk-free interest rate impact the fair value estimate. Further, the forfeiture rate impacts the amount of aggregate compensation. These assumptions are subjective and generally require significant analysis and judgment to develop. When estimating fair value, some of the assumptions are based on or determined from external data and other assumptions may be derived from our historical experience with share-based arrangements. The appropriate weight to place on historical experience is a matter of judgment, based on relevant facts and circumstances.

We rely on our historical experience and post-vested termination activity to provide data for estimating our expected term for use in determining the fair value of our stock options. We currently estimate our stock volatility by considering our historical stock volatility experience and other key factors. The risk-free interest rate is the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term used as the input to the Black-Scholes model. We estimate forfeitures using our historical experience. Our estimates of forfeitures will be adjusted over the requisite service period based on the extent to which actual forfeitures differ, or are expected to differ, from their estimates. Because of the significant amount of judgment used in these calculations, it is reasonably likely that circumstances may cause the estimate to change. If, for example, actual forfeitures are lower than our estimate, additional charges to net income may be required.

Income Taxes and Valuation Reserves. A valuation allowance may be required to reduce deferred tax assets to the amount that is more likely than not to be realized. We consider projected future taxable income and ongoing tax planning strategies in assessing a potential valuation allowance. In the event we determine that we may not be able to realize all or part of our deferred tax asset in the future, or that new estimates indicate that a previously recorded valuation allowance is no longer required, an adjustment to the deferred tax asset would likely be charged or credited to net income in the period in which such determination was made.

We recognize in our consolidated financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. While we believe that our assessments of whether our tax positions are more likely than not to be sustained are reasonable, each assessment is subjective and requires the use of significant judgments. As a result, one or more of such assessments may prove ultimately to be incorrect, which could result in a change to net income. See Note 12 to the Notes to Consolidated Financial Statements.

Foreign Currency Contracts

We operate in several foreign countries, which expose us to market risk associated with foreign currency exchange rate fluctuations. Our risk management policy is to enter into cash flow hedges to reduce a portion of the exposure of our foreign subsidiaries' revenues to fluctuations in currency rates using foreign currency forward contracts. We also enter into cash flow hedges for a portion of our forecasted inventory purchases to reduce the exposure of our Canadian and Australian subsidiaries' cost of sales to such fluctuations, as well as cash flow hedges for a portion of our subsidiaries' forecasted Swiss franc operating costs. The principal currencies hedged are British pounds, Euros, Canadian dollars, Australian dollars and Swiss francs. We do not enter into derivative financial contracts for speculative or trading purposes.

Changes to fair value of the foreign currency contracts are recorded as a component of accumulated other comprehensive income (loss) within shareholders' equity, to the extent such contracts are effective, and are recognized in net sales or cost of sales in the period in which the forecasted transaction affects earnings or the transactions are no longer probable of occurring. Changes to fair value of any contracts deemed to be ineffective would be recognized in earnings immediately. There were no amounts recorded in the fiscal years ended June 30, 2012, 2011 or 2010 relating to foreign currency contracts used to hedge forecasted revenues or forecasted inventory purchases resulting from hedge ineffectiveness.

When appropriate, we also enter into and settle foreign currency contracts for Euros, British pounds, Canadian dollars and Australian dollars to reduce exposure of our foreign subsidiaries' balance sheets to fluctuations in foreign currency rates. These contracts are used to hedge balance sheet exposure generally over one month and are settled before the end of the month in which they are entered into. Changes to fair value of the forward contracts are recognized in selling, general and administrative expense in the period in which the contracts expire.

The table below summarizes the effect of the pre-tax (loss) gain from our settled foreign currency contracts on the specified line items in our consolidated statements of income for the years ended June 30, 2012, 2011 and 2010.

	Year Ended June 30,		
(Amounts in thousands)	**2012**	**2011**	**2010**
Net Sales	$ 391	$ (975)	$ 766
Cost of Sales	(1,284)	(2,199)	(662)
Selling, general and administrative	451	(3,209)	1,336
Total pre-tax (loss) gain	$ (442)	$(6,383)	$1,440

RESULTS OF OPERATIONS

The following table compares our historical results of operations, including as a percentage of net sales, on a consolidated basis, for the years ended June 30, 2012, 2011 and 2010. (Amounts in thousands, other than percentages. Percentages may not add due to rounding):

	Year Ended June 30,					
	2012		2011		2010	
Net sales	$1,238,273	100.0%	$1,175,500	100.0%	$1,103,777	100.0%
Cost of sales	623,985	50.4	614,134	52.3	602,763	54.6
Depreciation related to cost of goods sold	5,257	0.4	5,089	0.4	5,040	0.5
Gross profit	609,031	49.2	556,277	47.3	495,974	44.9
Selling, general and administrative expenses	484,963	39.2	453,956	38.6	427,762	38.7
Depreciation and amortization	28,797	2.3	24,746	2.1	23,419	2.1
Income from operations	95,271	7.7	77,575	6.6	44,793	4.1
Interest expense	21,759	1.8	21,481	1.8	21,885	2.0
Debt extinguishment charges	—	—	6,468	0.6	82	—
Income before income taxes	73,512	5.9	49,626	4.2	22,826	2.1
Provision for income taxes	16,093	1.3	8,637	0.7	3,293	0.3
Net income	57,419	4.6	40,989	3.5	19,533	1.8

	Year Ended June 30,					
	2012		2011		2010	
Other data:						
EBITDA and EBITDA margin(1)	$ 129,325	10.4%	$ 100,942	8.6%	$ 73,170	6.6%

(1) For a definition of EBITDA and a reconciliation of net income to EBITDA, see Note 11 under Item 6 "Selected Financial Data." EBITDA margin represents EBITDA divided by net sales.

At June 30, 2012, our operations were organized into the following two operating segments, which also comprise our reportable segments:

- **North America** — Our North America segment sells our portfolio of owned, licensed and distributed brands, including our Elizabeth Arden products, to department stores, mass retailers and distributors in the United States, Canada and Puerto Rico, and also includes our direct to consumer business, which is composed of our Elizabeth Arden branded retail outlet stores and global e-commerce business. This segment also sells our Elizabeth Arden products through the Red Door beauty salons, which are owned and operated by an unrelated third party that licenses the Elizabeth Arden and Red Door trademarks from us for use in its salons.
- **International** — Our International segment sells our portfolio of owned and licensed brands, including our Elizabeth Arden products, in approximately 120 countries outside of North America to perfumeries, boutiques, department stores, travel retail outlets and distributors.

In light of the repositioning of the Elizabeth Arden brand and our target for completing the initial roll-out of the repositioning by the early October 2012, commencing with the first quarter of fiscal 2013, we will disclose financial information relating to the following product categories: the Elizabeth Arden Brand (skin care, cosmetics and fragrances) and Celebrity, Lifestyle, Designer and Other Fragrances, in addition to our current segment reporting.

Segment profit excludes depreciation and amortization, interest expense, consolidation and elimination adjustments and unallocated corporate expenses, which are shown in the table reconciling segment profit to consolidated income before income taxes. Included in unallocated corporate expenses are (i) restructuring charges that are related to an announced plan, (ii) costs related to our Global Efficiency Re-engineering Initiative (which we refer to as the "Initiative"), which was substantially completed in fiscal 2011, (iii) restructuring costs for corporate operations, and (iv) acquisition-related costs. These expenses are recorded in unallocated corporate expenses as these items are centrally directed and controlled and are not included in internal measures of segment operating performance. We do not have any intersegment sales.

The following table is a comparative summary of our net sales and segment profit by operating segment for the years ended June 30, 2012, 2011 and 2010, and reflects the basis of presentation described in Note 1 — "General Information & Summary of Significant Accounting Policies" and Note 18 — "Segment Data and Related Information" to the Notes to Consolidated Financial Statements for all periods presented.

	Year Ended June 30,		
(Amounts in thousands)	2012	2011	2010
Segment Net Sales:			
North America	$ 778,407	$ 756,731	$ 719,330
International	459,866	418,769	384,447
Total	$1,238,273	$1,175,500	$1,103,777
Segment Profit:			
North America	$ 128,692	$ 104,013	$ 92,741
International	13,316	6,420	551
Less:			
Depreciation and Amortization	34,054	29,835	28,459
Interest expense, net	21,759	21,481	21,885
Consolidation and Elimination Adjustments	5,575	1,854	13,509(3)
Unallocated Corporate Expenses	7,108(1)	7,637(2)	6,613(4)
Income Before Income Taxes	$ 73,512	$ 49,626	$ 22,826

(1) Amounts shown for the year ended June 30, 2012 include $4.5 million of inventory-related costs primarily for inventory purchased by us from New Wave Fragrances LLC and Give Back Brands LLC prior to the acquisitions from those companies, and $0.8 million in transaction costs associated with such acquisitions, $0.4 million for product discontinuation charges, and $1.4 million of license termination costs.

(2) Amounts shown for the year ended June 30, 2011 include (i) $6.5 million of debt extinguishment charges, (ii) $0.5 million of restructuring expenses for corporate operations, not related to the Initiative, (iii) $0.3 million of restructuring expenses related to the Initiative, and (iv) $0.3 million of expenses related to the implementation of an Oracle accounting and order processing system.

(3) Amounts for the year ended June 30, 2010, include $5.5 million related to a lower than normal price charged to the North America segment with respect to certain sales of inventory by that segment that were undertaken at the direction of corporate, rather than segment, management.

(4) Amounts for the year ended June 30, 2010, include (i) $3.9 million of expenses related to the implementation of an Oracle accounting and order processing system, (ii) $1.9 million of restructuring expenses related to the Initiative, (iii) $0.7 million of restructuring expenses not related to the Initiative, and (iv) $0.1 million of debt extinguishment costs.

Year Ended June 30, 2012 Compared to Year Ended June 30, 2011

Net Sales. Net sales increased by 5.3% or $62.8 million for the year ended June 30, 2012, compared to the year ended June 30, 2011. The impact of foreign currency translation was not material. Net sales for Elizabeth Arden branded products increased by $29.7 million due to higher sales in all product categories, primarily led by higher sales of skin care products. Net sales of licensed and other owned fragrance brands increased by $5.1 million primarily due to the launches of the Taylor Swift fragrance *Wonderstruck* and the John Varvatos fragrance *Star USA*, as well as higher sales of *Viva La Juicy* and Curve fragrances. Partially offsetting these increases were lower sales of Mariah Carey, Britney Spears and Usher fragrances, as well as lower sales of other Juicy Couture fragrances due in part to the prior year launch of *Peace, Love & Juicy Couture*. Net sales of distributed brands sold under licenses recently acquired in the 2012 Acquisitions and net sales of other distributed brands increased by $17.0 million and $10.7 million, respectively, as compared to the prior year. Pricing changes had an immaterial effect on net sales.

North America

Net sales increased by 2.9% or $21.7 million. The impact of foreign currency translation was not material. Net sales of Elizabeth Arden branded products were flat. Net sales of licensed and other owned fragrance brands decreased by $5.3 million due to lower sales of Juicy Couture, Mariah Carey, Usher and Britney Spears fragrances. Partially offsetting these decreases were higher sales from the launch of the Taylor Swift fragrance *Wonderstruck* as well as higher sales of Curve and the John Varvatos fragrance *Star USA*. Net sales of distributed brands sold under licenses recently acquired in the 2012 Acquisitions and net sales of other distributed brands increased by $16.7 million and $10.2 million, respectively, as compared to the prior year. Higher sales to department store customers led our North America results.

International

Net sales increased by 9.8% or $41.1 million. The impact of foreign currency translation was not material. Net sales of Elizabeth Arden branded products increased by $29.8 million due to higher sales in all product categories, primarily led by higher sales of skin care products. Net sales of licensed and other owned fragrance brands increased by $10.4 million primarily due to higher sales of *Viva La Juicy* and John Varvatos fragrances, and the launch of the Taylor Swift fragrance *Wonderstruck* in select markets primarily in Australia and New Zealand. Our international results were led by higher sales of $21.3 million in Europe and $12.0 million in travel retail and distributor markets.

Gross Margin. For the years ended June 30, 2012 and 2011, gross margins were 49.2% and 47.3%, respectively. Gross margin in the current year period benefited from a higher proportion of sales of Elizabeth Arden products, primarily skin care products which have higher gross margins, as well as improved operating efficiencies, including lower freight and distribution costs. Partially offsetting these benefits were $4.9 million, or 40 basis points, of inventory–related costs primarily for inventory purchased by us from New Wave Fragrances LLC and Give Back Brands LLC prior to the acquisitions.

SG&A. Selling, general and administrative expenses increased 6.8%, or $31.0 million, for the year ended June 30, 2012, compared to the year ended June 30, 2011. The increase was due to higher marketing and sales expenses of $24.4 million and higher general and administrative expenses of $6.6 million. The increase in marketing and sales expenses was primarily due to higher advertising, sales promotion, and direct selling and development expenses of $24.3 million. The increase in general and administrative expenses was principally due to (i) higher payroll related costs, net of lower incentive compensation, of $2.2 million, and (ii) the unfavorable impact of foreign currency translation of certain of our affiliates' balance sheets as the current year included losses of $4.2 million compared to losses of $0.9 million in the prior year. For the year ended June 30, 2012, general and administrative expenses also included a total of $2.2 million of license termination costs and transaction costs for the 2012 Acquisitions. For the year ended June 30, 2011, total restructuring and Initiative-related one-time costs totaled $1.4 million.

Segment Profit

North America

Segment profit increased 23.7% or $24.7 million. The increase in segment profit was due to higher net sales and gross profit, partially offset by higher selling, general and administrative expenses as further described above.

International

Segment profit increased 107.4% or $6.9 million. The increase in segment profit was due to higher net sales and gross profit, partially offset by higher selling, general and administrative expenses as further described above.

Depreciation and Amortization Expense. Depreciation and amortization expense increased by 16.3% or $4.1 million, for the year ended June 30, 2012, compared to the year ended June 30, 2011, primarily due to higher amortization expense related to the amended licensing agreement with Liz Claiborne, Inc. and the 2012 Acquisitions, as well as higher depreciation for leasehold improvements and IT equipment.

Interest Expense. Interest expense, net of interest income, increased 1.3%, or $0.3 million, for the year ended June 30, 2012, compared to the year ended June 30, 2011. The increase was primarily due to higher long-term debt in the current year as a result of the higher aggregate principal amount of our 7⅜% senior notes issued in January 2011, as compared to the 7¾% senior subordinated notes that were outstanding during the first half of the prior year. See Notes 8 and 9 to the Notes to Consolidated Financial Statements.

Debt Extinguishment Charges. For the year ended June 30, 2011, we recorded $6.5 million in debt extinguishment charges related to the purchase and redemption of our previously outstanding 7¾% senior subordinated notes and the amendment of our revolving bank credit facility. See Notes 8 and 9 to the Notes to Consolidated Financial Statements.

Provision for Income Taxes. The pre-tax income from our domestic and international operations consisted of the following for the years ended June 30, 2012 and 2011:

	Year Ended	
(Amounts in thousands)	June 30, 2012	June 30, 2011
Domestic pre-tax income	$16,964	$ 5,887
Foreign pre-tax income	56,548	43,739
Total income before income taxes	$73,512	$49,626
Effective tax rate	21.9%	17.4%

The increase in the effective tax rate in the current year period as compared to the prior year period was mainly due to (i) higher earnings contributions from our domestic operations in the current year as compared to the prior year, and (ii) a shift in the ratio of earnings contributions between jurisdictions that have different tax rates. Our domestic operations are tax-effected at a higher rate than our foreign operations. The impact of discrete tax adjustments in the current year, were not material to the effective tax rate. The prior year effective tax rate included a net tax benefit of $1.4 million, of which (i) $0.9 million related to the closure of foreign tax audits and was recorded in the fourth quarter, (ii) $0.3 million related to the reversal of valuation allowances associated with net operating losses previously recorded by certain international subsidiaries that became realizable, and (iii) $0.2 million related to tax benefits due to changes in estimates for certain entities. Also included in the prior year effective tax rates was a tax benefit of $0.6 million related to research and development and foreign tax credits. See Note 12 to the Notes to Consolidated Financial Statements.

A substantial portion of our consolidated taxable income is typically generated in Switzerland, where our international operations are headquartered and managed, and is taxed at a significantly lower effective tax rate than our domestic taxable income. As a result, any material shift in the relative proportion of our consolidated taxable income that is generated between the United States and Switzerland could have a material effect on our consolidated effective tax rate.

Net Income. Net income for the year ended June 30, 2012, was $57.4 million compared to $41.0 million for the year ended June 30, 2011. The increase in net income was primarily the result of higher net income from operations, partially offset by a higher effective tax rate in the current year period.

EBITDA. EBITDA (net income plus the provision for income taxes (or net loss less the benefit from income taxes), plus interest expense, plus depreciation and amortization expense) of $129.3 million for the year ended June 30, 2012, includes $7.1 million of costs comprised of (i) $4.5 million of inventory–related costs primarily for inventory purchased by us from New Wave Fragrances LLC and Give Back Brands LLC prior to the asset acquisitions from those companies, (ii) $0.8 million in transaction costs associated with such acquisitions. (iii) $0.4 million for product discontinuation charges, and (iv) $1.4 million of license termination costs. EBITDA for the year ended June 30, 2011 was $100.9 million and included $6.5 million in debt extinguishment charges and restructuring and Initiative-related one-time costs of $0.6 million. The increase in EBITDA in the current year of approximately $28.4 million compared to the prior year was primarily the result of higher income from operations as discussed above. For a discussion of EBITDA and a reconciliation of net income to EBITDA for the years ended June 30, 2012 and 2011, see Note 11 under Item 6, "Selected Financial Data."

Year Ended June 30, 2011 Compared to Year Ended June 30, 2010

Net Sales. Net sales increased by 6.5% or $71.7 million for the year ended June 30, 2011, compared to the year ended June 30, 2010. Excluding the favorable impact of foreign currency translation, net sales increased by 5.9% or $64.9 million. Net sales of Elizabeth Arden branded products increased by $32.8 million, led primarily by higher sales of skin care products and fragrances. Net sales of licensed and other owned products increased by $37.5 million, primarily due to higher sales of (i) the Juicy Couture fragrances, (ii) the recently licensed fragrance brands of John Varvatos and Kate Spade, and (iii) Britney Spears fragrances due to the launch of *radiance* Britney Spears. Partially offsetting these net sales increases were lower sales of Rocawear, Usher and Alberta Ferretti fragrances. Sales of distributed brands were $3.4 million higher than the prior year. Pricing changes had an immaterial effect on net sales.

North America

Net sales increased by 5.2% or $37.4 million. Excluding the favorable impact of foreign currency translation, net sales increased by 4.9% or $35.2 million. Net sales of Elizabeth Arden branded products increased by $18.4 million as higher sales of skin care and color cosmetic products were slightly offset by lower sales of fragrances. Net sales of licensed and other owned products increased by $15.0 million primarily due to higher sales of Juicy Couture fragrances and the recently licensed fragrance brands of John Varvatos and Kate Spade, partially offset by lower sales of Britney Spears and Rocawear fragrances. Sales of distributed brands increased by $3.5 million over the prior year. Net sales to mass retail customers increased by $36.9 million.

International

Net sales increased by 8.9% or $34.3 million. Excluding the favorable impact of foreign currency translation, net sales increased by 7.7 % or $29.7 million. Net sales of Elizabeth Arden branded products increased by $14.4 million, led by higher sales of fragrances and skin care products. Net sales of licensed and other owned products also increased by $22.5 million, primarily due to higher sales of (i) the Juicy Couture fragrances, due primarily to the launch of *Peace Love & Juicy Couture*, and (ii) Britney Spears fragrances, due primarily to the launch of *radiance Britney Spears*, and (iii) the recently licensed John Varvatos fragrances, slightly offset by lower sales of Alberta Ferretti fragrances. Our results were led by higher net sales of $20.8 million for travel retail and distributor markets and higher net sales of $7.3 million in Europe, primarily in the United Kingdom.

Gross Margin. For the years ended June 30, 2011 and 2010, gross margins were 47.3% and 44.9%, respectively. Gross margin in the current year period benefited from a higher proportion of basic sales of Elizabeth Arden products and licensed brands, which reflect higher gross margins as compared to distributed brands and promotional product sales, as well as improved operating efficiencies due to the Initiative.

SG&A. Selling, general and administrative expenses increased 6.1%, or $26.2 million, for the year ended June 30, 2011, compared to the year ended June 30, 2010. The increase was due to higher marketing and sales expenses of $15.9 million and higher general and administrative expenses of $10.3 million. The increase in marketing and sales expenses was primarily due to (i) higher media expenses of $7.4 million, (ii) higher marketing and sales overhead expenses of $5.2 million, and (iii) higher royalty expenses of $3.4 million due to higher sales of licensed brands. The increase in general and administrative expenses was principally due to higher payroll and incentive compensation costs of $15.0 million, and higher professional services costs, partially offset by lower restructuring expenses and Initiative-related one-time costs and $3.1 million of higher losses in the prior year period related to the impact of foreign currency translation of our affiliates' balance sheets. For the year ended June 30, 2011, total restructuring and Initiative-related one-time costs totaled $1.4 million as compared to $7.3 million for the year ended June 30, 2010.

Segment Profit

North America

Segment profit increased 12.2% or $11.3 million. The increase in segment profit was due to higher net sales and gross profit, partially offset by higher selling, general and administrative expenses as further described above.

International

Segment profit increased 1,065.2% or $5.9 million. The increase in segment profit was due to higher net sales and gross profit, partially offset by higher selling, general and administrative expenses as further described above.

Interest Expense. Interest expense, net of interest income, decreased 1.8%, or $0.4 million, for the year ended June 30, 2011, compared to the year ended June 30, 2010. The decrease was due to lower average borrowings under our revolving bank credit facility, partially offset by higher long-term debt during the second half of fiscal 2011 as a result of the higher aggregate principal amount of our 7⅜% senior notes issued in January 2011, as compared to the 7¾% senior subordinated notes that were outstanding during the prior year period. See Note 8 and Note 9 to the Notes to Consolidated Financial Statements.

Debt Extinguishment Charges. For the year ended June 30, 2011, we recorded $6.5 million in debt extinguishment charges related to the purchase and redemption of our previously outstanding 7¾% senior subordinated notes and the amendment of our revolving bank credit facility. See Note 8 and Note 9 to the Notes to Consolidated Financial Statements. For the year ended June 30, 2010, we recorded $0.1 million in debt extinguishment charges related to the repurchase of $5.0 million of our 7¾% senior subordinated notes.

Provision for Income Taxes. The pre-tax income from our domestic and international operations consisted of the following for the years ended June 30, 2011 and 2010:

	Year Ended	
(Amounts in thousands)	June 30, 2011	June 30, 2010
Domestic pre-tax income	$ 5,887	$ 222
Foreign pre-tax income	43,739	22,604
Total income before income taxes	$49,626	$22,826
Effective tax rate	17.4%	14.4%

The increase in the effective tax rate in the current year period as compared to the prior year period was mainly due to (i) higher earnings contributions from our domestic operations in the current year period as compared to the prior year, and (ii) a shift in the ratio of earnings contributions between jurisdictions that have different tax rates. Our domestic operations are tax-effected at a higher rate than our foreign operations. The current year effective tax rate included a net tax benefit of $1.4 million, of which (i) $0.9 million related to the closure of foreign tax audits and was recorded in the fourth quarter, (ii) $0.3 million related to the reversal of valuation allowances associated with net operating losses previously recorded by certain international subsidiaries that became realizable, and (iii) $0.2 million related to tax benefits due to changes in estimates for certain entities. The prior year effective tax rate included a net tax benefit of $1.1 million, of which (i) $0.8 million related to the expiration of the statute of limitations for certain unrecognized tax benefits, (ii) $0.5 million related to the reversal of valuation allowances associated with net operating losses previously recorded by certain international subsidiaries that became realizable, and (iii) $0.4 million related to tax benefits due to changes in estimates for certain entities that was partially offset by increased taxes of $0.6 million resulting from changes in statutory tax rates. Also included in the current and prior year effective tax rates were tax benefits of $0.6 million related to research and development and foreign tax credits. See Note 12 to the Notes to Consolidated Financial Statements.

A substantial portion of our consolidated taxable income is typically generated in Switzerland, where our international operations are headquartered and managed, and is taxed at a significantly lower effective tax rate than our domestic taxable income. As a result, any material shift in the relative proportion of our consolidated taxable income that is generated between the United States and Switzerland could have a material effect on our consolidated effective tax rate.

Net Income. Net income for the year ended June 30, 2011, was $41.0 million compared to $19.5 million for the year ended June 30, 2010. The increase in net income was the result of higher net income from operations, partially offset by the $6.5 million in debt extinguishment charges and a higher effective tax rate in the current year period.

EBITDA. EBITDA (net income plus the provision for income taxes (or net loss less the benefit from income taxes), plus interest expense, plus depreciation and amortization expense) of $100.9 million for the year ended June 30, 2011 included $6.5 million in debt extinguishment charges and restructuring and Initiative-related one-time costs of $0.6 million. EBITDA for the year ended June 30, 2010, was $73.2 million and included total restructuring and Initiative-related one-time costs of $7.3 million. The increase in EBITDA in the current year compared to the prior year of approximately $27.8 million was the result of higher income from operations. For a discussion of EBITDA and a reconciliation of net income to EBITDA for the years ended June 30, 2011 and 2010, see Note 11 under Item 6, "Selected Financial Data."

Seasonality

Our operations have historically been seasonal, with higher sales generally occurring in the first half of our fiscal year as a result of increased demand by retailers in anticipation of and during the holiday season. For the year ended June 30, 2012, approximately 59% of our net sales were made during the first half of our fiscal year. Due to product innovation and new product launches, the size and timing of certain orders from our customers, and additions or losses of brand distribution rights, sales, results of operations, working capital requirements and cash flows can vary significantly between quarters of the same and different years. As a result, we expect to experience variability in net sales, operating margin, net income, working capital requirements and cash flows on a quarterly basis. Increased sales of skin care and cosmetic products relative to fragrances may reduce the seasonality of our business.

We experience seasonality in our working capital, with peak inventory levels normally from July to October and peak receivable balances normally from September to December. Our working capital borrowings are also seasonal and are normally highest in the months of September, October and November. During the months of December, January and February of each year, cash is normally generated as customer payments on holiday season orders are received.

Liquidity and Capital Resources

	Year Ended June 30,		
(Amounts in thousands)	2012	2011	2010
Net cash provided by operating activities	$ 58,524	$ 97,746	$113,959
Net cash used in investing activities	(153,224)	(39,472)	(35,721)
Net cash provided by (used in) financing activities	96,760	(28,519)	(74,337)
Net increase in cash and cash equivalents	230	31,969	3,779

Operating Activities

Cash provided by our operating activities is driven by net income adjusted for non-cash expenses and debt extinguishment charges, and changes in working capital. The following chart illustrates our net cash provided by operating activities during the years ended June 30, 2012, 2011 and 2010:

	Year Ended June 30,		
(Amounts in thousands)	2012	2011	2010
Net income including adjustments to reconcile to net cash provided by operating activities	$105,071	$85,645	$ 52,308
Net change in assets and liabilities, net of acquisitions ("working capital changes")	(46,547)	12,101	61,651
Net cash provided by operations	$ 58,524	$97,746	$113,959

For the year ended June 30, 2012, net cash provided by operating activities was $58.5 million, as compared to $97.7 million for the year ended June 30, 2011. Net income adjusted for non-cash items increased by $19.4 million as compared to the prior year. Working capital changes utilized cash of $46.5 million in the current year as compared to providing cash of $12.1 million in the prior year. The increase in cash utilized by working capital changes primarily related to (i) a larger increase in accounts receivable due to the increase in and timing of sales in the fourth quarter, (ii) higher inventory purchases in the current year primarily due to the brand repositioning for Elizabeth Arden, (iii) royalty prepayments and other payments to licensors and suppliers in connection with the 2012 Acquisitions and the amended license agreement with Liz Claiborne, and (iv) higher cash payments and lower accruals in the current year as compared to prior year incentive compensation payments and accruals. These increases were partially offset by higher accounts payable, primarily due to the timing of payments to vendors and inventory purchases.

For the year ended June 30, 2011, net cash provided by operating activities was $97.7 million, as compared to $114.0 million for the year ended June 30, 2010. Net income adjusted for non-cash items and debt extinguishment charges increased by $33.3 million as compared to the prior year. Working capital changes provided cash of $12.1 million in the current year period as compared to $61.7 million in the prior year. This decrease in cash provided by working capital changes primarily related to (i) inventory as the prior year period included significant reductions in inventory levels, and (ii) continued reductions in accounts payable.

Investing Activities

The following chart illustrates our net cash used in investing activities during the years ended June 30, 2012, 2011 and 2010:

	Year Ended June 30,		
(Amounts in thousands)	2012	2011	2010
Additions to property and equipment	$ (24,088)	$(25,608)	$(35,388)
Acquisition of businesses, intangible and other assets	(129,136)	(13,864)	(333)
Net cash used in investing activities	$(153,224)	$(39,472)	$(35,721)

For the year ended June 30, 2012, net cash used in investing activities of $153.2 million was composed of $24.1 million of capital expenditures and $129.1 million related to the acquisition of businesses, intangibles and other assets. The acquisition of businesses, intangibles and other assets was primarily composed of (i) $43.9 million for the acquisition of trademarks for the *Curve* fragrance brands and certain other smaller fragrance brands from the amendment of the license agreement with Liz Claiborne, (ii) $58.1 million for the acquisition of intangible assets, inventory and other assets from New Wave LLC and (iii) $26.5 for the acquisition of intangible assets, inventory and other assets from Give Back Brands LLC. During the year ended June 30, 2012, we also paid an aggregate of $0.6 million for the license agreements for a cosmetic formula and patent. Upon the achievement of certain sales targets, we will be required to pay an additional $0.5 million and will acquire the formula under one of the agreements. For the year ended June 30, 2011, net cash used in investing activities of $39.5 million was composed of (i) $25.6 million of capital expenditures primarily for in-store counters and displays, leasehold improvements and computer hardware and software, and (ii) $13.9 million of payments related to the acquisition of the *Prevage* trademarks and related patents and the global license agreement with John Varvatos Apparel Corp. for the manufacture, distribution and marketing of *John Varvatos* fragrances.

We currently expect to incur approximately $40 million in capital expenditures in the year ending June 30, 2013, primarily for in-store counters and displays related to the Elizabeth Arden brand repositioning, tools and dies for new fragrance launches, as well as leasehold improvements and computer hardware and software.

Financing Activities

The following chart illustrates our net cash provided by (used in) financing activities during the years ended June 30, 2012, 2011 and 2010:

	Year Ended June 30,		
(Amounts in thousands)	2012	2011	2010
Proceeds from (payments on) short-term debt	$89,200	$ (59,000)	$(56,000)
Proceeds from (payments on) long-term debt	—	243,996	(545)
Repurchase of senior subordinated notes	—	(223,332)	(5,000)
Repurchase of common stock	—	(13,758)	(13,779)
Proceeds from the exercise of stock options	5,570	20,432	1,591
All other financing activities	1,990	3,143	(604)
Net cash provided by (used in) financing activities	$96,760	$ (28,519)	$(74,337)

On January 21, 2011, the Company issued $250 million aggregate principal amount of 7⅜% senior notes due March 2021. Concurrently with the offering of the 7⅜% senior notes, the Company commenced a cash tender offer and consent solicitation for any and all of its $220 million of outstanding 7¾% senior subordinated notes due January 2014. All of the outstanding 7¾% senior subordinated notes were either purchased or redeemed during the third quarter of fiscal 2011. See Note 9 to the Notes to Consolidated Financial Statements for further information.

For the year ended June 30, 2012, net cash provided by financing activities was $96.8 million, as compared to net cash used in financing activities of $28.5 million for the year ended June 30, 2011. For the year ended June 30, 2012, borrowings under our credit facility increased by $89.2 million primarily to fund the 2012 Acquisitions. There were no borrowings outstanding under our credit facility at June 30, 2011. Proceeds from the exercise of stock options were $5.6 million for the fiscal year ended June 30, 2012 period compared to $20.4 million for the prior year. There were no repurchases of common stock during the fiscal year ended June 30, 2012, and repurchases of common stock in the prior year were $13.8 million.

For the year ended June 30, 2011, net cash used in financing activities was $28.5 million, as compared to net cash used in financing activities of $74.3 million for the year ended June 30, 2010. The decrease in net cash used in financing activities resulted primarily from the refinancing of our senior notes in January 2011, including using the proceeds to pay down borrowings under our credit facility. For the year ended June 30, 2011, borrowings under our credit facility decreased by $59.0 million. Proceeds from the exercise of stock options were $20.4 million for the year ended June 30, 2011 compared to $1.6 million for the prior year ended June 30, 2010. Repurchases of common stock for each of the years ended June 30, 2011 and 2010 were $13.8 million. The repurchases of common stock for the year ended June 30, 2011, included approximately $1.2 million for the settlement of shares that were repurchased at the end of fiscal 2010 under our repurchase program and approximately $3.4 million for shares withheld by us upon the March 2011 vesting of certain market-based restricted stock granted in 2005 to satisfy minimum statutory tax withholding obligations resulting from such vesting.

Interest paid during the year ended June 30, 2012, included $21.3 million of interest payments on the 7⅜% senior notes due to the timing of interest payments following the issuance of such notes in January 2011 and $2.2 million of interest paid on the borrowings under our credit facility. Interest paid during the year ended June 30, 2011, included $16.0 million of interest payments on the 7¾% senior subordinated notes and $2.3 million of interest paid on the borrowings under our credit facility. Interest paid during the year ended June 30, 2010, included $17.5 million of interest payments on our previously outstanding 7¾% senior subordinated notes and $2.9 million of interest paid on the borrowings under our credit facility.

At June 30, 2012, we had approximately $59.1 million of cash, of which $53.7 million was held outside of the United States primarily in Switzerland, South Africa and Australia. The cash held outside the U.S. was needed to meet local working capital requirements and therefore considered permanently reinvested in the applicable local subsidiary.

Debt and Contractual Financial Obligations and Commitments. At June 30, 2012, our long-term debt and financial obligations and commitments by due dates were as follows:

		Payments Due by Period			
(Amounts in thousands)	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Long-term debt, including current portion	$250,000	$ —	$ —	$ —	$250,000
Interest payments on long-term debt(1)	161,331	18,438	36,876	36,876	69,141
Operating lease obligations	86,676	16,372	27,753	19,969	22,582
Purchase obligations(2)	446,166	301,811	77,508	57,823	9,024
Other long-term obligations(3)	31,376	4,960	26,416	—	—
Total	$975,549	$341,581	$168,553	$114,668	$350,747

(1) Consists of interest at the rate of 7⅜% per annum on the $250 million aggregate principal amount of 7⅜% senior notes. See Note 9 to the Notes to Consolidated Financial Statements.
(2) Consists of obligations incurred in the ordinary course of business related to purchase commitments for finished goods, raw materials, components, advertising, promotional items, minimum royalty guarantees, insurance, services pursuant to legally binding obligations, including fixed or minimum obligations, and estimates of such obligations subject to variable price provisions.
(3) Includes: (i) the contingent consideration which may become payable to Give Back Brands LLC if certain sales targets are met, but (ii) excludes $4.9 million of gross unrecognized tax benefits that, if not realized, would result in cash payments. We cannot currently estimate when, or if, any of the gross unrecognized tax benefits, will be due. See Notes 11 and 12 to the Notes to Consolidated Financial Statements.

Future Liquidity and Capital Needs. Our principal future uses of funds are for working capital requirements, including brand and product development and marketing expenses, new product launches, additional brand acquisitions or product licensing and distribution arrangements, capital expenditures and debt service. In addition, we may use funds to repurchase material amounts of our common stock and senior notes through open market purchases, privately negotiated transactions or otherwise, depending upon prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. We have historically financed our working capital needs primarily through internally generated funds, our credit facility and external financing. We collect cash from our customers based on our sales to them and their respective payment terms.

We have a $300 million revolving bank credit facility with a syndicate of banks, for which JPMorgan Chase Bank is the administrative agent, which generally provides for borrowings on a revolving basis, with a sub-limit of $25 million for letters of credit. See Note 8 to the Notes to Consolidated Financial Statements. Under the terms of the credit facility, we may, at any time, increase the size of the credit facility up to $375 million without entering into a formal amendment requiring the consent of all of the banks, subject to our satisfaction of certain conditions. The credit facility was amended in June 2012 to allow for the contingent consideration that may become payable with respect to the acquisition of certain assets of Give Back Brands LLC and to allow for the term loan further discussed below. The credit facility expires in January 2016.

The credit facility is guaranteed by all of our U.S. subsidiaries and is collateralized by a first priority lien on all of our U.S. accounts receivable and inventory. Borrowings under the new credit facility are limited to 85% of eligible accounts receivable and 85% of the appraised net liquidation value of our inventory, as determined pursuant to the terms of the credit facility; provided, however, that from August 15 to October 31 of each year, our borrowing base may be temporarily increased by up to $25 million.

The credit facility has only one financial maintenance covenant, which is a debt service coverage ratio that must be maintained at not less than 1.1 to 1 if average borrowing base capacity declines to less than $25 million ($35 million from September 1 through January 31). Our average borrowing base capacity for each of the quarters during fiscal 2012 did not fall below the applicable thresholds noted above. Accordingly, the debt service coverage ratio did not apply during the year ended June 30, 2012. We were in compliance with all applicable covenants under the credit facility for the quarter and year ended June 30, 2012.

Under the terms of the credit facility, we may pay dividends or repurchase common stock if we maintain borrowing base capacity of at least $25 million from February 1 to August 31, and at least $35 million from September 1 to January 31, after making the applicable payment. The credit facility restricts us from incurring additional non-trade indebtedness (other than refinancings and certain small amounts of indebtedness).

Borrowings under the credit portion of the credit facility bear interest at a floating rate based on an "Applicable Margin" which is determined by reference to a debt service coverage ratio. At our option, the Applicable Margin may be applied to either the London InterBank Offered Rate (LIBOR) or the base rate. The Applicable Margin charged on LIBOR loans ranges from 1.75% to 2.50% and ranges from 0.25% to 1.0% for base rate loans, except that the Applicable Margin on the first $25 million of borrowings from August 15 to October 31 of each year, while the temporary increase in our borrowing base is in effect, is 1.0% higher. We are required to pay an unused commitment fee ranging from 0.375% to 0.50% based on the quarterly average unused portion of the credit facility. The interest rates payable by us on our 7⅜% senior notes and on borrowings under our revolving credit facility are not impacted by credit rating agency actions.

At June 30, 2012, the Applicable Margin was 1.75% for LIBOR loans and 0.25% for prime rate loans. The commitment fee on the unused portion of the credit facility at June 30, 2012 was 0.50%. For both the years ended June 30, 2012 and 2011, the weighted average annual interest rate on borrowings under our credit facility was 2.2%.

At June 30, 2012, we had $89.2 million in borrowings and $4.4 million in letters of credit outstanding under the credit facility. At June 30, 2012, based on eligible accounts receivable and inventory available as collateral, an additional $51.5 million could be borrowed under our credit facility. In connection with the 2012 Acquisitions and to take advantage of favorable interest rates and provide us with additional financial flexibility, on June 12, 2012, we entered into a second lien credit agreement with JPMorgan Chase Bank, N.A. providing us with the ability to borrow up to $30 million on or prior to July 2, 2012. On July 2, 2012 we borrowed $30 million under this term loan and used the proceeds to repay amounts under our credit facility. The term loan is collateralized by a second priority lien on all of our U.S. accounts receivable and inventories, and the interest on borrowings charged under the term loan is either LIBOR plus an applicable margin of 3.75% or the base rate specified in the term loan (which is comparable to prime rates) plus a margin of 2.75%. The term loan matures on July 2, 2014, but we have the option to prepay all or a portion of the term loan anytime on or after February 1, 2013, provided our borrowing availability under the credit facility is in excess of $35 million after giving effect to the applicable prepayment each day for the 30 day period ending on the date of the prepayment.

At June 30, 2012, we had outstanding $250 million aggregate principal amount of 7⅜% senior notes due March 2021. Interest on the 7⅜% senior notes accrues at a rate of 7.375% per annum and is payable semi-annually on March 15 and September 15 of every year. The 7⅜% senior notes rank pari passu in right of payment to indebtedness under our credit facility and any other senior debt, and will rank senior to any future subordinated indebtedness; provided, however, that the 7⅜% senior notes are effectively subordinated to the credit facility and the term loan to the extent of the collateral securing the credit facility and term loan. The indenture applicable to the 7⅜% senior notes generally permits us (subject to the satisfaction of a fixed charge coverage ratio and, in certain cases, also a net income test) to incur additional indebtedness, pay dividends, purchase or redeem our common stock or redeem subordinated indebtedness. The indenture generally limits our ability to create liens, merge or transfer or sell assets. The indenture also provides that the holders of the 7⅜% senior notes have the option to require us to repurchase their notes in the event of a change of control involving us (as defined in the indenture). The 7⅜% senior notes initially will not be guaranteed by any of our subsidiaries but could become guaranteed in the future by any domestic subsidiary of ours that guarantees or incurs certain indebtedness in excess of $10 million.

Based upon our internal projections, we believe that existing cash and cash equivalents, internally generated funds and borrowings under our credit facility will be sufficient to cover debt service, working capital requirements and capital expenditures for the next twelve months, other than additional working capital requirements that may result from further expansion of our operations through acquisitions of additional brands or licensing or distribution arrangements. A deterioration in the economic and retail environment, however, could cause us to fail to satisfy the financial maintenance covenant under our credit facility that applies only in the event we do not have the requisite average borrowing base capacity as set forth under the credit facility. In such an event, we would not be allowed to borrow under the credit facility and may not have access to the capital necessary for our business. In addition, a default under our credit facility or term loan that causes acceleration of the debt under this facility could trigger a default under our outstanding 7 7/8% senior notes. In the event we are not able to borrow under either borrowing facility, we would be required to develop an alternative source of liquidity. There is no assurance that we could obtain replacement financing or what the terms of such financing, if available, would be.

We have discussions from time to time with manufacturers and owners of prestige fragrance brands regarding our possible acquisition of additional exclusive licensing and/or distribution rights. We currently have no material agreements or commitments with respect to any such acquisition, although we periodically execute routine agreements to maintain the confidentiality of information obtained during the course of discussions with such manufacturers and brand owners. There is no assurance that we will be able to negotiate successfully for any such future acquisitions or that we will be able to obtain acquisition financing or additional working capital financing on satisfactory terms for further expansion of our operations.

Repurchases of Common Stock. On November 2, 2010, our board of directors authorized the repurchase of an additional $40 million of our common stock under the terms of an existing $80 million common stock repurchase program and extended the term of the stock repurchase program from November 30, 2010 to November 30, 2012. On August 7, 2012, our board of directors approved an extension of the stock repurchase program through November 30, 2014.

As of June 30, 2012, we had repurchased 4,029,201 shares of common stock on the open market under the stock repurchase program since its inception in November 2005, at an average price of $16.63 per share and at a cost of approximately $67.0 million, including sales commissions, leaving approximately $53.0 million available for additional repurchases under the program. For the fiscal year ended June 30, 2012, there were no share repurchases. See Note 13 to Notes to Consolidated Financial Statements.

Forward-Looking Information and Factors That May Affect Future Results

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This Annual Report on Form 10-K and other written and oral statements that we make from time to time contain such forward-looking statements that set out anticipated results based on management's plans and assumptions regarding future events or performance. We have tried, wherever possible, to identify such statements by using words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "will" and similar expressions in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products, future performance or results of current and anticipated products, sales efforts, expenses and/or cost savings, interest rates, foreign exchange rates, the outcome of contingencies, such as legal proceedings, and financial results. A list of factors that could cause our actual results of operations and financial condition to differ materially from our forward-looking statements is set forth below, and most of these factors are discussed in greater detail under Item 1A — "Risk Factors" of this Annual Report on Form 10-K:

- factors affecting our relationships with our customers or our customers' businesses, including the absence of contracts with customers, our customers' financial condition, and changes in the retail, fragrance and cosmetic industries, such as the consolidation of retailers and the associated closing of retail doors as well as retailer inventory control practices, including, but not limited to, levels of inventory carried at point of sale and practices used to control inventory shrinkage;

- risks of international operations, including foreign currency fluctuations, hedging activities, economic and political consequences of terrorist attacks, disruptions in travel, unfavorable changes in U.S. or international laws or regulations, diseases and pandemics, and political instability in certain regions of the world;
- our reliance on license agreements with third parties for the rights to sell many of our prestige fragrance brands;
- our reliance on third-party manufacturers for substantially all of our owned and licensed products and our absence of contracts with suppliers of distributed brands and components for manufacturing of owned and licensed brands;
- delays in shipments, inventory shortages and higher costs of production due to the loss of or disruption in our distribution facilities or at key third party manufacturing or fulfillment facilities that manufacture or provide logistic services for our products;
- our ability to respond in a timely manner to changing consumer preferences and purchasing patterns and other international and domestic conditions and events that impact retailer and/or consumer confidence and demand, such as domestic or global recessions or economic uncertainty;
- our ability to protect our intellectual property rights;
- the success, or changes in the timing or scope, of our new product launches, advertising and merchandising programs;
- the quality, safety and efficacy of our products;
- the impact of competitive products and pricing;
- our ability to (i) implement our growth strategy and acquire or license additional brands or secure additional distribution arrangements, (ii) successfully and cost-effectively integrate acquired businesses or new brands, and (iii) finance our growth strategy and our working capital requirements;
- our level of indebtedness, our ability to realize sufficient cash flows from operations to meet our debt service obligations and working capital requirements, and restrictive covenants in our revolving credit facility, term loan and the indenture for our 7⅜% senior notes;
- changes in product mix to less profitable products;
- the retention and availability of key personnel;
- changes in the legal, regulatory and political environment that impact, or will impact, our business, including changes to customs or trade regulations, laws or regulations relating to ingredients or other chemicals or raw materials contained in products or packaging, or accounting standards or critical accounting estimates;
- the success of our Elizabeth Arden brand repositioning efforts;
- the impact of tax audits, including the ultimate outcome of the pending Internal Revenue Service examination of our U.S. federal tax returns for the fiscal years ended June 30, 2008 and June 30, 2009, changes in tax laws or tax rates, and our ability to utilize our deferred tax assets;
- our ability to effectively implement, manage and maintain our global information systems and maintain the security of our confidential data and our employees' and customers' personal information;
- our reliance on certain third parties for certain outsourced business services, including information technology operations, logistics management and employee benefit plan administration;

- the potential for significant impairment charges relating to our trademarks, goodwill or other intangible assets that could result from a number of factors, including downward pressure on our stock price; and
- other unanticipated risks and uncertainties.

We caution that the factors described herein and other factors could cause our actual results of operations and financial condition to differ materially from those expressed in any forward-looking statements we make and that investors should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors emerge from time to time, and it is not possible for us to predict all of such factors. Further, we cannot assess the impact of each such factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

As of June 30, 2012, we had $89.2 million in borrowings and $4.4 million in letters of credit outstanding under our revolving credit facility. Borrowings under our revolving credit facility are seasonal, with peak borrowings typically in the months of September, October and November. Borrowings under the credit facility and our term loan are subject to variable rates and, accordingly, our earnings and cash flow will be affected by changes in interest rates. Based upon our average borrowings under our revolving credit facility during the year ended June 30, 2012, and assuming there had been a two percentage point (200 basis points) change in the average interest rate for these borrowings, it is estimated that our interest expense for the year ended June 30, 2012 would have increased or decreased by approximately $1.0 million. See Note 8 to the Notes to Consolidated Financial Statements.

Foreign Currency Risk

We sell our products in approximately 120 countries around the world. During the fiscal year ended June 30, 2012, we derived approximately 42% of our net sales from our international operations. We conduct our international operations in a variety of different countries and derive our sales in various currencies including the Euro, British pound, Swiss franc, Canadian dollar and Australian dollar, as well as the U.S. dollar. Most of our skin care and cosmetic products are produced in third-party manufacturing facilities located in the U.S. Our operations may be subject to volatility because of currency changes, inflation and changes in political and economic conditions in the countries in which we operate. With respect to international operations, our sales, cost of goods sold and expenses are typically denominated in a combination of local currency and the U.S. dollar. Our results of operations are reported in U.S. dollars. Fluctuations in currency rates can affect our reported sales, margins, operating costs and the anticipated settlement of our foreign denominated receivables and payables. A weakening of the foreign currencies in which we generate sales relative to the currencies in which our costs are denominated, which is primarily the U.S. dollar, may adversely affect our ability to meet our obligations and could adversely affect our business, prospects, results of operations, financial condition or cash flows. Our competitors may or may not be subject to the same fluctuations in currency rates, and our competitive position could be affected by these changes.

As of June 30, 2012, our subsidiaries outside the United States held 35.0% of our total assets. The cumulative effect of translating balance sheet accounts from the functional currency of our subsidiaries into the U.S. dollar at current exchange rates is included in accumulated other comprehensive income in our consolidated balance sheets.

As of June 30, 2012, we had notional amounts of 13.1 million British pounds and 6.0 million Euros under open foreign currency contracts that expire between July 31, 2012 and May 31, 2013 to reduce the exposure of our foreign subsidiary revenues to fluctuations in currency rates. As of June 30, 2012, the Company had notional amounts under foreign currency contracts of (i) 10.7 million Canadian dollars and 12.1 million Australian dollars used to hedge forecasted cost of sales, and (ii) 18.2 million Swiss francs to hedge forecasted operating costs that expire between July 31, 2012 and May 31, 2013.

We have designated each qualifying foreign currency contract as a cash flow hedge. The gains and losses of these contracts will only be recognized in earnings in the period in which the forecasted transaction affects earnings or the transactions are no longer probable of occurring. The realized loss, net of taxes, recognized during the year ended June 30, 2012 from settled contracts was approximately $0.5 million. At June 30, 2012, the unrealized gain, net of taxes, associated with these open contracts of approximately $0.2 million is included in accumulated other comprehensive income in our consolidated balance sheet. See Note 16 to the Notes to Consolidated Financial Statements.

When appropriate, we also enter into and settle foreign currency contracts for Euros, British pounds, Canadian dollars and Australian dollars to reduce the exposure of our foreign subsidiaries' balance sheets to fluctuations in foreign currency rates. As of June 30, 2012, there were no such foreign currency contracts outstanding. The realized gain, net of taxes, recognized during the year ended June 30, 2012, was $0.4 million.

We do not utilize foreign exchange contracts for trading or speculative purposes. There can be no assurance that our hedging operations or other exchange rate practices, if any, will eliminate or substantially reduce risks associated with fluctuating exchange rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

Report of Management
Elizabeth Arden, Inc. and Subsidiaries

Report on Consolidated Financial Statements

We prepared and are responsible for the consolidated financial statements that appear in the Annual Report on Form 10-K for the year ended June 30, 2012 of Elizabeth Arden, Inc. (the "Company"). These consolidated financial statements are in conformity with accounting principles generally accepted in the United States of America, and therefore, include amounts based on informed judgments and estimates. We also accept responsibility for the preparation of the other financial information that is included in the Company's Annual Report on Form 10-K.

Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management of the Company assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment using those criteria, management concluded that the Company maintained effective internal control over financial reporting as of June 30, 2012.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company's internal control over financial reporting for the year ended June 30, 2012, and has expressed an unqualified opinion in their report, which is included herein.

/s/ E. Scott Beattie	/s/ Stephen J. Smith
E. Scott Beattie Chairman, President and Chief Executive Officer	Stephen J. Smith Executive Vice President and Chief Financial Officer

August 10, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Elizabeth Arden, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Elizabeth Arden, Inc. and its subsidiaries at June 30, 2012 and June 30, 2011, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management appearing under Item 8. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
New York, New York
August 10, 2012

ELIZABETH ARDEN, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except shares and par value)

	As of June 30, 2012	As of June 30, 2011
ASSETS		
Current Assets		
Cash and cash equivalents	$ 59,080	$ 58,850
Accounts receivable, net	188,141	165,622
Inventories	291,987	246,514
Deferred income taxes	40,706	37,683
Prepaid expenses and other assets	44,583	45,725
Total current assets	624,497	554,394
Property and equipment, net	89,438	82,762
Exclusive brand licenses, trademarks and intangibles, net	314,502	184,758
Goodwill	21,054	21,054
Debt financing costs, net	7,903	8,740
Deferred income taxes	1,866	2,521
Other	7,494	608
Total assets	$1,066,754	$854,837
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Short-term debt	$ 89,200	$ —
Accounts payable — trade	77,961	47,951
Other payables and accrued expenses	111,518	117,546
Total current liabilities	278,679	165,497
Long-term Liabilities		
Long-term debt	250,000	250,000
Deferred income taxes and other liabilities	56,348	21,575
Total long-term liabilities	306,348	271,575
Total liabilities	585,027	437,072
Commitments and contingencies (see Note 10)		
Shareholders' Equity		
Common stock, $.01 par value, 50,000,000 shares authorized; 33,788,871 and 33,452,687 shares issued, respectively	338	334
Additional paid-in capital	337,740	327,226
Retained earnings	217,354	159,935
Treasury stock (4,353,200 shares at cost)	(74,871)	(74,871)
Accumulated other comprehensive income	1,166	5,141
Total shareholders' equity	481,727	417,765
Total liabilities and shareholders' equity	$1,066,754	$854,837

The accompanying Notes are an integral part of the Consolidated Financial Statements.

ELIZABETH ARDEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share data)

	Year Ended June 30,		
	2012	2011	2010
Net sales	$1,238,273	$1,175,500	$1,103,777
Cost of goods sold:			
Cost of sales	623,985	614,134	602,763
Depreciation related to cost of goods sold	5,257	5,089	5,040
Total cost of goods sold	629,242	619,223	607,803
Gross profit	609,031	556,277	495,974
Operating expenses			
Selling, general and administrative	484,963	453,956	427,762
Depreciation and amortization	28,797	24,746	23,419
Total operating expenses	513,760	478,702	451,181
Income from operations	95,271	77,575	44,793
Other expense			
Interest expense	21,759	21,481	21,885
Debt extinguishment charges	—	6,468	82
Other expense, net	21,759	27,949	21,967
Income before income taxes	73,512	49,626	22,826
Provision for income taxes	16,093	8,637	3,293
Net income	$ 57,419	$ 40,989	$ 19,533
Net income per common share:			
Basic	$ 1.97	$ 1.47	$ 0.70
Diluted	$ 1.91	$ 1.41	$ 0.68
Weighted average number of common shares:			
Basic	29,115	27,843	28,017
Diluted	30,111	29,008	28,789

The accompanying Notes are an integral part of the Consolidated Financial Statements.

ELIZABETH ARDEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Amounts in thousands)

	Common Stock		Additional Paid-in	Retained	Treasury Stock		Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Capital	Earnings	Shares	Amount	Income	Equity
Balance as of July 1, 2009	31,445	$316	$285,847	$ 99,413	(2,728)	$(47,334)	$(1,464)	$336,778
Issuance of common stock upon exercise of options	155	2	1,589	—	—	—	—	1,591
Issuance of common stock for employee stock purchase plan	149	1	1,322	—	—	—	—	1,323
Issuance of restricted stock, net of forfeitures	148	—	—	—	—	—	—	—
Amortization of share-based awards	—	—	4,771	—	—	—	—	4,771
Repurchase of common stock	—	—	—	—	(905)	(14,969)	—	(14,969)
Excess tax benefit from share-based awards	—	—	3,608	—	—	—	—	3,608
Comprehensive Income:								
Net Income	—	—	—	19,533	—	—	—	19,533
Foreign currency translation adjustments	—	—	—	—	—	—	(397)	(397)
Disclosure of reclassification amounts, net of taxes								
Unrealized hedging gain arising during the period	—	—	—	—	—	—	650	650
Less: reclassification adjustment for hedging gains included in net income	—	—	—	—	—	—	(271)	(271)
Net unrealized cash flow hedging gain	—	—	—	—	—	—	379	379
Total comprehensive income (loss)	—	—	—	19,533	—	—	(18)	19,515
Balance as of June 30, 2010	31,897	$319	$297,137	$118,946	(3,633)	$(62,303)	$(1,482)	$352,617

The accompanying Notes are an integral part of the Consolidated Financial Statements.

ELIZABETH ARDEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Amounts in thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Income	Total Shareholders' Equity
	Shares	Amount			Shares	Amount		
Balance as of July 1, 2010	31,897	$319	$297,137	$118,946	(3,633)	$(62,303)	$(1,482)	$352,617
Issuance of common stock upon exercise of options	1,354	13	20,419	—	—	—	—	20,432
Issuance of common stock for employee stock purchase plan	107	1	1,753	—	—	—	—	1,754
Issuance of restricted stock, net of forfeitures	95	1	—	—	—	—	—	1
Amortization of share-based awards	—	—	4,904	—	—	—	—	4,904
Repurchase of common stock	—	—	—	—	(720)	(12,568)	—	(12,568)
Excess tax benefit from share-based awards	—	—	3,008	—	—	—	—	3,008
Other	—	—	5	—	—	—	—	5
Comprehensive Income:								
Net Income	—	—	—	40,989	—	—	—	40,989
Foreign currency translation adjustments	—	—	—	—	—	—	8,388	8,388
Disclosure of reclassification amounts, net of taxes								
Unrealized hedging loss arising during the period	—	—	—	—	—	—	(4,203)	(4,203)
Less: reclassification adjustment for hedging losses included in net income	—	—	—	—	—	—	2,438	2,438
Net unrealized cash flow hedging loss	—	—	—	—	—	—	(1,765)	(1,765)
Total comprehensive income (loss)	—	—	—	40,989	—	—	6,623	47,612
Balance as of June 30, 2011	33,453	$334	$327,226	$159,935	(4,353)	$(74,871)	$ 5,141	$417,765

The accompanying Notes are an integral part of the Consolidated Financial Statements.

ELIZABETH ARDEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Amounts in thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Income	Total Shareholders' Equity
	Shares	Amount			Shares	Amount		
Balance as of July 1, 2011	33,453	$334	$327,226	$159,935	(4,353)	$(74,871)	$ 5,141	$417,765
Issuance of common stock upon exercise of options	439	5	5,565	—	—	—	—	5,570
Issuance of restricted stock and restricted stock units, net of forfeitures	(177)	(2)	(2,098)	—	—	—	—	(2,100)
Issuance of common stock for employee stock purchase plan	74	1	1,989					1,990
Amortization of share-based awards	—	—	5,057	—	—	—	—	5,057
Excess tax benefit from share-based awards	—	—	(39)	—	—	—	—	(39)
Other	—	—	40	—	—	—	—	40
Comprehensive Income:								
Net Income	—	—	—	57,419	—	—	—	57,419
Foreign currency translation adjustments	—	—	—	—	—	—	(5,551)	(5,551)
Disclosure of reclassification amounts, net of taxes								
Unrealized hedging gain arising during the period	—	—	—	—	—	—	2,111	2,111
Less: reclassification adjustment for hedging losses included in net income	—	—	—	—	—	—	535	535
Net unrealized cash flow hedging gain	—	—	—	—	—	—	1,576	1,576
Total comprehensive income (loss)	—	—	—	57,419	—	—	(3,975)	53,444
Balance as of June 30, 2012	33,789	$338	$337,740	$217,354	(4,353)	$(74,871)	$ 1,166	$481,727

The accompanying Notes are an integral part of the Consolidated Financial Statements.

ELIZABETH ARDEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended June 30,		
	2012	2011	2010
Operating activities:			
Net income	$ 57,419	$ 40,989	$ 19,533
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	34,054	29,835	28,459
Amortization of senior note offering, credit facility and swap termination costs	1,247	1,330	1,459
Amortization of share-based awards	5,057	4,904	4,771
Debt extinguishment charges	—	6,468	82
Deferred income taxes	7,294	2,119	(1,996)
Change in assets and liabilities, net of acquisitions:			
(Increase) decrease in accounts receivable	(25,177)	8,255	20,339
(Increase) decrease in inventories	(23,836)	27,625	48,276
(Increase) decrease in prepaid expenses and other assets	(5,404)	13,596	(12,373)
Increase (decrease) in accounts payable	17,899	(52,637)	(18,931)
(Decrease) increase in other payables and accrued expenses	(9,624)	14,118	25,919
Other	(405)	1,144	(1,579)
Net cash provided by operating activities	58,524	97,746	113,959
Investing activities:			
Additions to property and equipment	(24,088)	(25,608)	(35,388)
Acquisition of businesses, intangibles and other assets	(129,136)	(13,864)	(333)
Net cash used in investing activities	(153,224)	(39,472)	(35,721)
Financing activities:			
Proceeds from (payments on) short-term debt	89,200	(59,000)	(56,000)
Proceeds from (payments on) long-term debt	—	243,996	(545)
Repurchase of senior subordinated notes	—	(223,332)	(5,000)
Payments under capital lease obligations	—	—	(1,927)
Repurchase of common stock	—	(13,758)	(13,779)
Proceeds from the exercise of stock options	5,570	20,432	1,591
Proceeds from the issuance of common stock under the employee stock purchase plan	1,990	1,754	1,323
Financing fees paid	—	(2,345)	—
Excess tax benefit from share-based awards	—	3,734	—
Net cash provided by (used in) financing activities	96,760	(28,519)	(74,337)
Effects of exchange rate changes on cash and cash equivalents	(1,830)	2,214	(122)
Net increase in cash and cash equivalents	230	31,969	3,779
Cash and cash equivalents at beginning of year	58,850	26,881	23,102
Cash and cash equivalents at end of year	$ 59,080	$ 58,850	$ 26,881
Supplemental Disclosure of Cash Flow Information:			
Interest paid during the year	$ 23,425	$ 18,333	$ 20,499
Income taxes paid during the year	$ 8,760	$ 6,157	$ 2,417
Supplemental Disclosure of Non-Cash Flow Information:			
Additions to property and equipment (not included above)	$ 5,371	$ 1,332	$ 2,632
Acquisition of intangibles and other assets (not included above)	$ 29,125	$ —	$ —
Repurchase of common stock (not included above)	$ —	$ —	$ 1,190

The accompanying Notes are an integral part of the Consolidated Financial Statements.

NOTE 1. General Information and Summary of Significant Accounting Policies

Organization and Business Activity. Elizabeth Arden, Inc. (the "Company" or "our") is a global prestige beauty products company that sells fragrances, skin care and cosmetic products to retailers in the United States and approximately 120 countries internationally.

Basis of Consolidation. The consolidated financial statements include the accounts of the Company's wholly-owned domestic and international subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Acquisitions. In May 2012, the Company acquired the global licenses and certain assets, including inventory, related to the Ed Hardy, True Religion and BCBGMAXAZRIA fragrance brands from New Wave Fragrances, LLC ("New Wave"). In June 2012, the Company also acquired the global licenses and certain assets, including inventory related to the Justin Bieber and Nicki Minaj fragrance brands from Give Back Brands LLC ("Give Back Brands"). See Note 11. For ease of reference in these Notes to Consolidated Financial Statements, the asset acquisitions from New Wave and Give Back Brands are referred to herein, on a collective basis, as the "2012 Acquisitions".

Use of Estimates. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include expected useful lives of brand licenses, trademarks, other intangible assets and property, plant and equipment, allowances for sales returns and markdowns, share-based compensation, fair value of long-lived assets, allowances for doubtful accounts receivable, provisions for inventory obsolescence, and income taxes and valuation reserves. Changes in facts and circumstances may result in revised estimates, which are recorded in the period in which they become known.

Revenue Recognition. Sales are recognized when title and the risk of loss transfers to the customer, the sale price is fixed or determinable and collectability of the resulting receivable is probable. Sales are recorded net of estimated returns, markdowns and other allowances, which are granted to certain of the Company's customers and are subject to the Company's authorization and approval. The provision for sales returns and markdowns represents management's estimate of future returns and markdowns based on historical and projected experience and considering current external factors and market conditions. During the years ended June 30, 2012, 2011 and 2010, one customer accounted for an aggregate of 13%, 14% and 15%, respectively, of the Company's net sales.

Foreign Currency Translation. All assets and liabilities of foreign subsidiaries and affiliates that do not utilize the U.S. dollar as their functional currency are translated at year-end rates of exchange, while sales and expenses are translated at weighted average rates of exchange. Unrealized translation gains or losses are reported as foreign currency translation adjustments through other accumulated comprehensive loss or income included in shareholders' equity. Such adjustments resulted in net unrealized losses of $5.6 million for the year ended June 30, 2012, net unrealized gains of $8.4 million for the year ended June 30, 2011 and net unrealized losses of $0.4 million for the year ended June 30 2010. Gains or losses resulting from foreign currency transactions are recorded in the foreign subsidiaries' statements of operations. Such net losses totaled $4.2 million, $0.9 million, $4.0 million, in the years ended June 30, 2012, 2011 and 2010, respectively.

Cash and Cash Equivalents. Cash and cash equivalents include cash and interest-bearing deposits at banks with an original maturity date of three months or less.

Allowances for Doubtful Accounts Receivable. The Company maintains allowances for doubtful accounts to cover uncollectible accounts receivable and evaluates its accounts receivable to determine if they will ultimately be collected. This evaluation includes significant judgments and estimates, including an analysis of receivables aging and a customer-by-customer review for large accounts. If, for example, the financial condition of the Company's customers deteriorates resulting in an impairment of their ability to pay, additional allowances may be required, resulting in a charge to income in the period in which the determination was made.

Inventories. Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. See Note 5.

Property and Equipment, and Depreciation. Property and equipment are stated at cost. Expenditures for major improvements and additions are recorded to the asset accounts, while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are charged to expense. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. When fixed assets are sold or otherwise disposed of, the accounts are relieved of the original cost of the assets and the related accumulated depreciation and any resulting profit or loss is credited or charged to income. See Note 6.

Exclusive Brand Licenses, Trademarks, and Intangibles. Exclusive of intangible assets that have indefinite useful lives and are not being amortized, the Company's intangible assets are being amortized using the straight-line method over their estimated useful lives. See Note 7.

Indefinite-Lived and Long-Lived Assets. Goodwill and intangible assets with indefinite lives are not amortized, but rather assessed for impairment at least annually. An annual impairment assessment is performed during the Company's fourth fiscal quarter or more frequently if events or changes in circumstances indicate the carrying value of goodwill and indefinite-lived intangible assets may not fully be recoverable. The Company adopted the updated guidance to Topic 350, Intangibles- Goodwill and Other, issued by the Financial Accounting Standards Board ("FASB"), for its annual impairment assessment that was performed during the fourth quarter of fiscal year 2012. The updated guidance simplifies how an entity assesses goodwill for impairment. The amendments allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment assessment. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. Adoption of the updated guidance did not have a material impact on the Company's consolidated financial statements or disclosures. Should a goodwill impairment assessment be necessary, there is a two step process for impairment assessing of goodwill. The first step, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. The second step, if necessary, measures the amount of the impairment by comparing the estimated fair value of the goodwill and intangible assets to their respective carrying values. If an impairment is identified, the carrying value of the asset is adjusted to estimated fair value. See Note 7.

Long-lived assets are reviewed for impairment upon the occurrence of specific triggering events. The impairment assessment is based on a comparison of the carrying value of such assets against the undiscounted future cash flows expected to be generated by such assets. If an impairment is identified, the carrying value of the asset is adjusted to estimated fair value. No such adjustments were recorded for the years ended June 30, 2012, 2011 and 2010. See Note 7.

Leases. The Company leases distribution equipment, office and computer equipment, and vehicles. The Company reviews all of its leases to determine whether they qualify as operating or capital leases. Leasehold improvements are capitalized and amortized over the lesser of the useful life of the asset or current lease term. The Company accounts for free rent periods and scheduled rent increases on a straight-line basis over the lease term. Landlord allowances and incentives are recorded as deferred rent and are amortized as a reduction to rent expense over the lease term.

Debt Issuance Costs. Debt issuance costs and transaction fees, which are associated with the issuance of senior notes, the revolving credit facility and term loan (see Note 8), are being amortized and charged to interest expense over the term of the related notes or the term of the credit facility or term loan. In any period in which the senior notes are redeemed, the unamortized debt issuance costs and transaction fees relating to the notes being redeemed are expensed. In addition, termination costs related to interest rate swaps are amortized to interest expense over the remaining life of the related notes. See Note 9.

Cost of Sales. Included in cost of sales are the cost of products sold, the cost of gift with purchase items provided to customers, royalty costs related to patented technology or formulations, warehousing, distribution and supply chain costs. The major components of warehousing, distribution and supply chain costs include salary and related benefit costs for employees in the warehousing, distribution and supply chain areas and facility related costs in these areas.

Selling, General and Administrative Costs. Included in selling, general and administrative expenses are advertising, creative development and promotion costs not paid directly to the Company's customers, royalty costs related to trademarks, salary and related benefit costs of the Company's employees in the finance, human resources, information technology, legal, sales and marketing areas, facility related costs of the Company's administrative functions, and costs paid to consultants and third party providers for related services.

Advertising and Promotional Costs. Advertising and promotional costs paid directly to customers for goods and services provided (primarily co-op advertising and certain direct selling costs) are expensed as incurred and are recorded as a reduction of sales. Advertising and promotional costs not paid directly to the Company's customers are expensed as incurred and recorded as a component of cost of goods sold (in the case of free goods given to customers) or selling, general and administrative expenses. Advertising and promotional costs include promotions, direct selling, co-op advertising and media placement. Advertising and promotional costs for the years ended June 30, 2012, 2011 and 2010 were as follows:

	Year Ended June 30,		
(Amounts in millions)	2012	2011	2010
Advertising and promotional costs	$353.1	$332.8	$324.1

Income Taxes. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities and certain other adjustments. The Company provides for deferred taxes under the liability method. Under such method, deferred taxes are adjusted for tax rate changes as they occur. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefit, or, that future deductibility is uncertain.

The Company recognizes in its consolidated financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. While the Company believes that its assessments of whether its tax positions are more likely than not to be sustained are reasonable, each assessment is subjective and requires the use of significant judgments. As a result, one or more of such assessments may prove ultimately to be incorrect, which could result in a change to net income.

Hedge Contracts. The Company has designated each foreign currency contract entered into as of June 30, 2012, as a cash flow hedge. Unrealized gains or losses, net of taxes, associated with these contracts are included in accumulated other comprehensive income on the consolidated balance sheet. Gains and losses will only be recognized in earnings in the period in which the forecasted transaction affects earnings or the transactions are no longer probable of occurring.

Other Payables and Accrued Expenses. A summary of the Company's other payables and accrued expenses as of June 30, 2012 and 2011, is as follows:

(Amounts in thousands)	June 30, 2012	June 30, 2011
Accrued employee-related benefits	$ 28,288	$ 34,379
Accrued advertising, promotion and royalties	27,774	33,718
Accrued interest	5,819	8,528
Other accruals	49,637	40,921
Total other payables and accrued expenses	$111,518	$117,546

Accumulated Other Comprehensive Income (Loss)/Comprehensive Income. Accumulated other comprehensive income (loss) includes, in addition to net income or net loss, unrealized gains and losses excluded from the consolidated statements of operations and recorded directly into a separate section of shareholders' equity on the consolidated balance sheet. These unrealized gains and losses are referred to as other comprehensive income (loss) items. The Company's accumulated other comprehensive income (loss) shown on the consolidated balance sheets at June 30, 2012 and June 30, 2011, consists of foreign currency translation adjustments, which are not adjusted for income taxes since they relate to indefinite investments in non-U.S. subsidiaries, and the unrealized gains (losses), net of taxes, related to the Company's foreign currency contracts, respectively.

The components of accumulated other comprehensive income (loss) as of June 30, 2012, 2011 and 2010, were as follows:

	Year Ended June 30,		
(Amounts in thousands)	2012	2011	2010
Cumulative foreign currency translation adjustments	$ 997	$ 6,548	$(1,839)
Unrealized hedging gain (loss), net of taxes	169	(1,407)	357
Accumulated other comprehensive income (loss)	$1,166	$ 5,141	$(1,482)

The Company's comprehensive income consists of net income, foreign currency translation adjustments, which are not adjusted for income taxes since they relate to indefinite investments in non-U.S. subsidiaries, and the unrealized gains (losses), net of taxes, related to the Company's foreign currency contracts.

The components of comprehensive income for the years ended June 30, 2012, 2011 and 2010, were as follows:

(Amounts in thousands)	Year Ended June 30,		
	2012	2011	2010
Net income	$57,419	$40,989	$19,533
Foreign currency translation adjustments	(5,551)	8,388	(397)
Unrealized hedging gain (loss), net of taxes	1,576	(1,765)	379
Total comprehensive income	$53,444	$47,612	$19,515

Fair Value of Financial Instruments. The Company's financial instruments include accounts receivable, accounts payable, currency forward contracts, short-term debt and long-term debt. On January 1, 2012, the Company adopted the new FASB and the International Accounting Standards Board ("IASB") guidance on fair value measurement and disclosure requirements. This update supersedes most of the guidance in Topic 820, Fair Value Measurements and Disclosures and many of the changes are clarifications of existing guidance or wording changes to align with International Financial Reporting Standards. The changes to Topic 820 did not have a material impact on the Company's consolidated financial statements or disclosures. The fair value of the Company's senior notes and all other financial instruments was not materially different than their carrying value as of June 30, 2012, and June 30, 2011. See Note 15.

Share-Based Compensation. All share-based payments to employees, including the grants of employee stock options, are recognized in the consolidated financial statements based on their fair values, but only to the extent that vesting is considered probable. Compensation cost for awards that vest will not be reversed if the awards expire without being exercised. The fair value of stock options is determined using the Black-Scholes option-pricing model and the fair value of restricted stock and restricted stock unit awards is based on the closing price of the Company's common stock, $.01 par value ("Common Stock") on the date of grant. Compensation costs for awards are amortized using the straight-line method. Option pricing model input assumptions such as expected term, expected volatility and risk-free interest rate impact the fair value estimate. Further, the forfeiture rate impacts the amount of aggregate compensation. These assumptions are subjective and generally require significant analysis and judgment to develop. When estimating fair value, some of the assumptions are based on or determined from external data and other assumptions may be derived from the Company's historical experience with share-based arrangements. The appropriate weight to place on historical experience is a matter of judgment, based on relevant facts and circumstances.

The Company relies on its historical experience and post-vested termination activity to provide data for estimating expected term for use in determining the fair value of its stock options. The Company currently estimates its stock volatility by considering historical stock volatility experience and other key factors. The risk-free interest rate is the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term used as the input to the Black-Scholes model. The Company estimates forfeitures using its historical experience, which will be adjusted over the requisite service period based on the extent to which actual forfeitures differ, or are expected to differ, from such estimates. Because of the significant amount of judgment used in these calculations, it is reasonably likely that circumstances may cause the estimate to change. If, for example, actual forfeitures are lower than the Company's estimate, additional charges to net income may be required.

Out-Of-Period Adjustments. During the year ended June 30, 2010, the Company recorded out-of-period adjustments which related to fiscal years 2001 to 2009. Net sales and gross profit for fiscal year 2010 decreased by $2.7 million and $0.9 million, respectively. The Company did not adjust the prior periods as it concluded that such adjustments were not material to the current or prior periods' consolidated financial statements.

NOTE 2. Net Income Per Share

Basic net income per share is computed by dividing the net income by the weighted average shares of the Company's outstanding Common Stock. The calculation of net income per diluted share is similar to basic income per share except that the denominator includes potentially dilutive Common Stock, such as stock options and non-vested restricted stock and restricted stock units. The following table represents the computation of net income per share:

(Amounts in thousands, except per share data)	Year Ended June 30, 2012	2011	2010
Basic			
Net income	$57,419	$40,989	$19,533
Weighted average shares outstanding	29,115	27,843	28,017
Net income per basic share	$ 1.97	$ 1.47	$ 0.70
Diluted			
Net income	$57,419	$40,989	$19,533
Weighted average basic shares outstanding	29,115	27,843	28,017
Potential common shares — treasury method	996	1,165	772
Weighted average shares and potential diluted shares	30,111	29,008	28,789
Net income per diluted share	$ 1.91	$ 1.41	$ 0.68

The following table shows the number of shares of Common Stock subject to options and restricted stock and restricted stock unit awards that were outstanding for the years ended June 30, 2012, 2011 and 2010, which were not included in the net income per diluted share calculation because to do so would have been anti-dilutive:

	Year Ended June 30, 2012	2011	2010
Number of shares	—	30,000	1,821,594

NOTE 3. New Accounting Standards

Comprehensive Income

In June 2011, the FASB issued an update to Topic 220, Comprehensive Income, which will supersede some of the guidance in Topic 220. This update requires companies to present comprehensive income in either one or two consecutive financial statements and eliminates the option under current accounting standards that permits the presentation of other comprehensive income in the statement of changes in equity. Subsequently in December 2011, the FASB issued an additional update to Topic 220 that defers certain disclosure requirements originally included in the June update. In particular, the specific requirement to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income has been deferred. The changes to Topic 220 will be effective for the Company beginning July 1, 2012 and will be applied retrospectively. The changes will not have a material impact on the Company's consolidated financial statements, although it will require changing the Company's presentation and disclosure of comprehensive income.

NOTE 4. Accounts Receivable, Net

The following table details the provisions and allowances established for potential losses from uncollectible accounts receivable and estimated sales returns in the ordinary course of business:

	Year Ended June 30,		
(Amounts in thousands)	2012	2011	2010
Allowance for Bad Debt:			
Beginning balance	$ 6,961	$ 6,127	$ 5,340
Provision	418	2,303	3,258
Write-offs, net of recoveries	(1,496)	(1,469)	(2,471)
Ending balance	$ 5,883	$ 6,961	$ 6,127
Allowance for Sales Returns:			
Beginning balance	$ 16,101	$ 19,568	$ 12,246
Provision(1)	57,121	57,398	65,582
Actual returns	(56,674)	(60,865)	(58,260)
Ending balance	$ 16,548	$ 16,101	$ 19,568

(1) The decrease in fiscal 2011 compared to fiscal 2010, was primarily due to certain product discontinuations in fiscal 2010 in certain North America prestige department stores and specialty beauty stores that had return rights.

NOTE 5. Inventories

The components of inventory were as follows:

	June 30,	
(Amounts in thousands)	2012(1)	2011
Raw and packaging materials	$ 55,362	$ 55,614
Work in progress	19,650	21,996
Finished goods	216,975	168,904
Totals	$291,987	$246,514

(1) See Note 11 for information on the impact of the 2012 Acquisitions.

NOTE 6. Property and Equipment

Property and equipment is comprised of the following:

(Amounts in thousands)	June 30, 2012	June 30, 2011	Estimated Life
Land	$ 64	$ 64	—
Building and building improvements	907	1,091	40
Leasehold improvements	17,036	17,921	2 – 10
Machinery, equipment, furniture and fixtures and vehicles	17,819	16,975	5 – 14
Computer equipment and software	59,036	57,945	3 – 10
Counters and trade fixtures	72,311	74,855	3– 5
Tools and molds	23,982	23,526	1– 3
	191,155	192,377	
Less accumulated depreciation	(112,243)	(115,733)	
	78,912	76,644	
Projects in progress	10,526	6,118	
Property and equipment, net	$ 89,438	$ 82,762	

At June 30, 2012, the Company did not have any property and equipment under capital leases. Total depreciation expense, including depreciation recorded in cost of goods sold, for the years ended June 30, 2012, 2011 and 2010, was as follows:

(Amounts in millions)	Year Ended June 30, 2012	2011	2010
Depreciation expense	$23.6	$20.9	$18.9

NOTE 7. Exclusive Brand Licenses, Trademarks and Intangibles, Net and Goodwill

The following summarizes the cost basis, amortization and weighted average estimated life associated with the Company's intangible assets:

(Amounts in thousands)	June 30, 2012	Weighted Average Estimated Life	June 30, 2011	Weighted Average Estimated Life
Elizabeth Arden brand trademarks	$122,415	Indefinite	$122,415	Indefinite
Exclusive brand licenses and related trademarks[(1)]	178,555	13	86,755	17
Exclusive brand trademarks and patents[(2)]	100,313	17	55,832	14
Other intangibles[(3)]	16,000	20	20,330	17
Exclusive brand licenses, trademarks and intangibles, gross	417,283		285,332	
Accumulated amortization:				
Exclusive brand licenses and related trademarks	(53,486)		(51,006)	
Exclusive brand trademarks and patents	(44,687)		(41,121)	
Other intangibles	(4,608)		(8,447)	
Exclusive brand licenses, trademarks and intangibles, net	$314,502		$184,758	

(1) The increase from the balance at June 30, 2011, is primarily due to the acquisition of certain license agreements in the 2012 Acquisitions. See Note 11.
(2) The increase from the balance at June 30, 2011, is primarily due to the acquisition of the Curve and other trademarks in connection with the amendment of the long-term license agreement with Liz Claiborne, Inc. in August 2011. See Note 11.
(3) Primarily consists of customer relationships, customer lists and non-compete agreements.

At June 30, 2012, the Company had goodwill of $21.1 million recorded on its consolidated balance sheet. The entire amount of the goodwill in all periods presented relates to the North America segment. The amount of goodwill recorded on the consolidated balance sheet at June 30, 2012 did not change from the prior year end balance as the Company did not record any additions or impairments during fiscal 2012.

The Company has determined that the Elizabeth Arden trademarks have indefinite useful lives, as cash flows from the use of the trademarks are expected to be generated indefinitely. Goodwill and intangible assets with indefinite lives, such as the Company's Elizabeth Arden trademarks, are not amortized, but rather assessed for impairment at least annually. An annual impairment assessment is performed during the fourth quarter of the Company's fiscal year or more frequently if events or changes in circumstances indicate the carrying value of goodwill and indefinite-lived intangibles may not fully be recoverable. During the quarter ended June 30, 2012, the Company adopted the updated guidance in Topic 350 and also completed the Company's annual impairment assessment of goodwill using the qualitative assessment under Topic 350. The analysis indicated that no impairment adjustment was required.

During the quarter ended June 30, 2012, the Company completed its annual impairment assessment of the Elizabeth Arden trademarks, with the assistance of a third party valuation firm. In assessing the fair value of these assets, the Company considered the income approach for the Elizabeth Arden trademarks. Under the income approach, the fair value is based on the present value of estimated future cash flows. The analysis indicated that no impairment adjustment was required as the estimated fair value exceeded the recorded carrying value. Similarly, no such adjustments for impairment of other intangible assets or goodwill were recorded for the fiscal years ended June 30, 2012 and 2011.

Due to the ongoing uncertainty in capital market conditions, the Company will continue to monitor and evaluate the expected future cash flows of its reporting units and the long term trends of its market capitalization for the purposes of assessing the carrying value of its goodwill and indefinite-lived Elizabeth Arden trademarks, other trademarks and intangible assets.

Amortization expense for the years ended June 30, 2012, 2011 and 2010, was $10.4 million, $8.9 million and $9.6 million, respectively. At June 30, 2012, the Company estimated annual amortization expense for each of the next five fiscal years as shown in the following table. Future acquisitions, renewals or impairment events could cause these amounts to change.

(Amounts in millions)	2013	2014	2015	2016	2017
Amortization expense	$19.0	$18.3	$17.8	$17.2	$15.9

NOTE 8. Short-Term Debt

The Company has a $300 million revolving bank credit facility ("the Credit Facility") with a syndicate of banks, for which JPMorgan Chase Bank is the administrative agent, which generally provides for borrowings on a revolving basis, with a sub-limit of $25 million for letters of credit.

Under the terms of the Credit Facility, the Company may, at any time, increase the size of the Credit Facility up to $375 million without entering into a formal amendment requiring the consent of all of the banks, subject to the Company's satisfaction of certain conditions. In connection with the amendment of the Credit Facility in January 2011, the Company recorded a $0.1 million debt extinguishment charge in fiscal 2011 and incurred and capitalized approximately $2.3 million of bank related costs in debt financing costs, net, on the consolidated balance sheet, which are being amortized over the life of the Credit Facility. The Credit Facility was further amended in June 2012 to allow for the contingent consideration that may become payable with respect to the acquisition of certain assets of Give Back Brands and to allow for the second lien term loan further described below. See Note 11. The Credit Facility expires in January 2016.

The Credit Facility is guaranteed by all of the Company's U.S. subsidiaries and is collateralized by a first priority lien on all of the Company's U.S. accounts receivable and inventory. Borrowings under the Credit Facility are limited to 85% of eligible accounts receivable and 85% of the appraised net liquidation value of the Company's inventory, as determined pursuant to the terms of the Credit Facility; provided, however, that from August 15 to October 31 of each year the Company's borrowing base may be temporarily increased by up to $25 million.

The Credit Facility has only one financial maintenance covenant, which is a debt service coverage ratio that must be maintained at not less than 1.1 to 1 if average borrowing base capacity declines to less than $25 million ($35 million from September 1 through January 31). The Company's average borrowing base capacity for each of the quarters during fiscal 2012 did not fall below the applicable thresholds noted above. Accordingly, the debt service coverage ratio did not apply during the year ended June 30, 2012.

Under the terms of the Credit Facility, the Company may pay dividends or repurchase Common Stock if it maintains borrowing base capacity of at least $25 million from February 1 to August 31, and at least $35 million from September 1 to January 31, after making the applicable payment. The Credit Facility restricts the Company from incurring additional non-trade indebtedness (other than refinancings and certain small amounts of indebtedness).

Borrowings under the credit portion of the Credit Facility bear interest at a floating rate based on an "Applicable Margin" which is determined by reference to a debt service coverage ratio. At the Company's option, the Applicable Margin may be applied to either the London InterBank Offered Rate ("LIBOR") or the base rate. The Applicable Margin charged on LIBOR loans ranges from 1.75% to 2.50% and ranges from 0.25% to 1.0% for base rate loans, except that the Applicable Margin on the first $25 million of borrowings from August 15 to October 31 of each year, while the temporary increase in the Company's borrowing base is in effect, is 1.0% higher. The Company is required to pay an unused commitment fee ranging from 0.375% to 0.50% based on the quarterly average unused portion of the Credit Facility.

At June 30, 2012, the Applicable Margin was 1.75% for LIBOR loans and 0.25% for prime rate loans. For both the fiscal years ended June 30, 2012 and 2011, the weighted average annual interest rate on borrowings under the Credit Facility was 2.2%.

At June 30, 2012, the Company had $89.2 million in borrowings and $4.4 million in letters of credit outstanding under the Credit Facility, compared with no outstanding borrowings under the Credit Facility at June 30, 2011. At June 30, 2012, based on eligible accounts receivable and inventory available as collateral, an additional $51.5 million could be borrowed under the Credit Facility.

In connection with the 2012 Acquisitions, and to take advantage of favorable interest rates and provide the Company with additional financial flexibility, on June 12, 2012, the Company entered into a second lien credit agreement with JPMorgan Chase Bank, N.A. providing the Company with the ability to borrow up to $30 million on or prior to July 2, 2012 (the "Second Lien Term Loan") . On July 2, 2012, the Company borrowed $30 million under the Second Lien Term Loan and used the proceeds to repay amounts under the Credit Facility.

The Second Lien Term Loan is collateralized by a second priority lien on all of the Company's U.S. accounts receivable and inventories, and the interest on borrowings charged under the Second Lien Term Loan is either LIBOR plus an applicable margin of 3.75% or the base rate specified in the term loan (which is comparable to prime rates) plus a margin of 2.75%. The term loan matures on July 2, 2014, but the Company has the option to prepay all or a portion of the Second Lien Term Loan anytime on or after February 1, 2013, provided the borrowing availability under the Credit Facility is in excess of $35 million after giving effect to the applicable prepayment each day for the 30 day period ending on the date of the prepayment. In periods when there are outstanding borrowings, the Company classifies the Credit Facility and Second Lien Term Loan as short term debt on its balance sheet because it expects to reduce outstanding borrowings over the next twelve months.

NOTE 9. Long-Term Debt

The Company's long-term debt consisted of the following:

(Amounts in thousands)	June 30, 2012	June 30, 2011
7⅜% Senior Notes due March 2021	$250,000	$250,000

On January 21, 2011, the Company issued $250 million aggregate principal amount of 7⅜% Senior Notes due March 2021 (the "7⅜% Senior Notes"). Interest on the 7⅜% Senior Notes accrues at a rate of 7.375% per annum and is payable semi-annually on March 15 and September 15 of every year. The 7⅜% Senior Notes rank pari passu in right of payment to indebtedness under the Credit Facility and any other senior debt, and will rank senior to any future subordinated indebtedness; provided, however, that the 7⅜% Senior Notes are effectively subordinated to the Credit Facility and the Second Lien Term Loan to the extent of the collateral securing the Credit Facility and the Second Lien Term Loan. The indenture applicable to the 7⅜% Senior Notes generally permits the Company (subject to the satisfaction of a fixed charge coverage ratio and, in certain cases, also a net income test) to incur additional indebtedness, pay dividends, purchase or redeem its Common Stock or redeem subordinated indebtedness. The indenture generally limits the Company's ability to create liens, merge or transfer or sell assets. The indenture also provides that the holders of the 7⅜% Senior Notes have the option to require the Company to repurchase their notes in the event of a change of control involving the Company (as defined in the indenture). The 7⅜% Senior Notes initially will not be guaranteed by any of the Company's subsidiaries but could become guaranteed in the future by any domestic subsidiary of the Company that guarantees or incurs certain indebtedness in excess of $10 million.

The proceeds from the issuance of the 7⅜% Senior Notes were used to fund the purchase or redemption of the 7¾% Senior Subordinated Notes, as well as the fees and expenses related to the offering of the 7⅜% Senior Notes, the tender offer and the January 2011 amendment to the Credit Facility, and to reduce borrowings under the Credit Facility. In connection with the purchase and redemption of the 7¾% Senior Subordinated Notes, the Company recorded a $6.4 million debt extinguishment charge in fiscal 2011. The debt extinguishment charge consisted of (i) $3.3 million in redemption premiums, previously recorded in debt financing costs on the consolidated balance sheet. (ii) $1.8 million in unamortized costs, previously recorded in debt financing costs on the consolidated balance sheet, (iii) $1.1 million in unamortized swap termination costs, previously recorded in long-term debt on the consolidated balance sheet, and (iv) $0.2 million of other costs. In addition, as part of the offering of the 7⅜% Senior Notes, the Company incurred and capitalized approximately $6.0 million of related costs in debt financing costs, net, on the consolidated balance sheet, which will be amortized over the life of the 7⅜% Senior Notes.

The scheduled maturities and redemptions of long-term debt at June 30, 2012 were as follows:

(Amounts in thousands) Year Ended June 30,	Amount
2013 through 2020	$ —
2021	250,000
After 2021	—
Total	$250,000

NOTE 10. Commitments and Contingencies

The Company has lease agreements for all of the real property it uses, and owns a small manufacturing facility in South Africa. The Company's leased office facilities are located in Miramar, Florida, Stamford, Connecticut, Bentonville, Arkansas, Minneapolis, Minnesota and New York, New York in the United States, and in Australia, Canada, China, Denmark, France, Italy, New Zealand Puerto Rico, Singapore, South Africa, South Korea, Spain, Switzerland, Taiwan and the United Kingdom. As of June 30, 2012, the Company has operating leases, but does not have any capital lease arrangements. The Company has a leased distribution facility in Roanoke, Virginia and a leased warehouse facility in Salem, Virginia. The Company's rent expense for operating leases for the years ended June 30, 2012, 2011 and 2010, was as follows:

	Year Ended June 30,		
(Amounts in millions)	2012	2011	2010
Rent expense	$22.3	$20.6	$20.2

The Company's aggregate minimum lease payments under its operating leases and other long-term liabilities (other than long-term debt) at June 30, 2012, were as follows:

(Amounts in thousands)	Operating Leases	Other Long-term Obligations[1]	Total
2013	$16,372	$ 4,960	$ 21,332
2014	14,849	13,208	28,057
2015	12,904	13,208	26,112
2016	11,357	—	11,357
2017	8,612	—	8,612
and thereafter	22,582	—	22,582
Total	$86,676	$31,376	$118,052

(1) Includes: (i) the contingent consideration which may become payable to Give Back Brands if certain sales targets are met (see Note 11), but (ii) excludes $4.9 million of gross unrecognized tax benefits that, if not realized, would result in cash payments. The Company cannot currently estimate when, or if, any of the gross unrecognized tax benefits, will be due.

The Company is a party to a number of legal actions, proceedings, audits, tax audits, claims and disputes, arising in the ordinary course of business, including those with current and former customers over amounts owed. While any action, proceeding, audit or claim contains an element of uncertainty and may materially affect the Company's cash flows and results of operations in a particular quarter or year, based on current facts and circumstances, the Company's management believes that the outcome of such actions, proceedings, audits, claims and disputes will not have a material adverse effect on the Company's business, prospects, results of operations, financial condition or cash flows.

NOTE 11. Acquisitions

On August 10, 2011, the Company amended its long-term license agreement with Liz Claiborne, Inc. and certain of its affiliates and acquired all of the U.S. and international trademarks for the Curve fragrance brands as well as trademarks for certain other smaller fragrance brands. The amendment also established a lower effective royalty rate for the remaining licensed fragrance brands, including Juicy Couture and Lucky Brand fragrances, reduced the future minimum guaranteed royalties for the term of the license, and required a pre-payment of royalties for the remainder of calendar 2011. The Company paid Liz Claiborne, Inc. and its affiliates $58.4 million in cash in connection with this transaction. The Company capitalized $43.9 million of the $58.4 million cash paid as exclusive brand trademarks and the balance was recorded as a prepaid asset associated with the settlement of royalties for the remainder of calendar year 2011 and the buy-down of future royalties.

In May 2012, the Company acquired the global licenses and certain assets, including inventory, related to the Ed Hardy, True Religion and BCBGMAXAZRIA fragrance brands from New Wave. Prior to the acquisition, the Company had been acting as a distributor of the Ed Hardy, True Religion and BCBGMAXAZRIA fragrances to certain mid-tier and mass retailers in North America. The total cost of the acquisition was $60.1 million, including $19.8 million for the purchase of inventory, of which $58.1 million has been paid in cash and up to an additional $2 million may be due on January 31, 2013, subject to certain post-closing adjustments. This transaction was accounted for as a business combination.

The table below summarizes the allocation of the purchase price to the assets acquired:

(Amounts in thousands) **Assets Acquired/Liabilities Assumed**	**Amount**
Intangible assets(1)	$40,000
Inventory	19,847
Other assets	263
Total consideration allocated(2)	$60,110

(1) The intangible assets represent the exclusive brand licenses for the Ed Hardy, True Religion and BCBGMAXAZRIA fragrance brands and will be amortized over a useful life of approximately 11 years, 6 years and 9 ½ years, respectively.

(2) Amount includes $2 million of cash that may be due on January 31, 2013, subject to certain post-closing adjustments.

In June 2012, the Company also acquired the global licenses and certain assets related to the Justin Bieber and Nicki Minaj fragrance brands, including inventory of the Justin Bieber fragrances, from Give Back Brands. In connection with the acquisition, the Company paid Give Back Brands $26.5 million in cash, including $3.6 million for inventory. In addition, the Company agreed to pay

Give Back Brands up to an additional $28 million subject to the achievement of specified sales targets for the acquired brands over the three-year period from July 1, 2012 through June 30, 2015. This transaction was accounted for as a business combination.

The table below summarizes the allocation of the purchase price to the assets acquired and liabilities assumed:

(Amounts in thousands) **Assets Acquired/Liabilities Assumed**	**Amount**
Intangible assets[1]	$ 54,992
Inventory	3,647
Other assets	3,473
Current liabilities	(13,422)
Long-term liabilities	(22,165)
Total consideration allocated	$ 26,525

(1) The intangible assets primarily represent the exclusive brand licenses for the Justin Bieber and Nicki Minaj fragrance brands and will be amortized over a useful life of approximately 8 1/2 years and 9 1/3 years, respectively.

In allocating the purchase price for both acquisitions, the Company considered, among other factors, the Company's intention for future use of the acquired licenses as well as estimates of future performance for each of the individual brands. The fair values of the acquired licenses were calculated primarily using (i) an income approach with estimates and assumptions provided by management, and (ii) discount rates which reflect the risk associated with receiving future cash flows.

During the year ended June 30, 2012, the Company also paid an aggregate of $0.6 million for license agreements for a cosmetic formula and patent. Upon the achievement of certain sales targets, the Company will be required to pay an additional $0.5 million and will acquire the formula under one of the agreements.

NOTE 12. Income Taxes

Income before income taxes consisted of the following for the fiscal years ended June 30, 2012, 2011 and 2010:

	Year Ended June 30,		
(Amounts in thousands)	**2012**	**2011**	**2010**
Domestic	$16,964	$ 5,887	$ 222
Foreign	56,548	43,739	22,604
Total income before income taxes	$73,512	$49,626	$22,826

The components of the provision for income taxes for the fiscal years ended June 30, 2012, 2011 and 2010, are as follows:

(Amounts in thousands)	Year Ended June 30, 2012	2011	2010
Current income taxes			
Federal	$ —	$ (493)	$ 302
State	148	557	371
Foreign	8,651	6,454	4,616
Total current provision	$ 8,799	$ 6,518	$ 5,289
Deferred income taxes			
Federal	$ 5,779	$ 2,200	$ (797)
State	384	1,025	572
Foreign	1,131	(1,106)	(1,771)
Total deferred provision	7,294	2,119	(1,996)
Total	$16,093	$ 8,637	$ 3,293

The total income tax provision differs from the amount obtained by applying the statutory federal income tax rate to income before income taxes as follows:

	Year Ended June 30, 2012		2011		2010	
(Amounts in thousands, except percentages)	Amount	Rate	Amount	Rate	Amount	Rate
Income tax provision at statutory rates	$25,729	35.0%	$17,369	35.0%	$ 7,989	35.0%
State taxes, net of federal benefits	526	0.7	714	1.5	404	1.8
Tax on foreign earnings at different rates from statutory rates	(9,590)	(13.0)	(8,664)	(17.5)	(4,540)	(19.9)
Research and development and foreign tax credits	(579)	(0.8)	(1,291)	(2.6)	(616)	(2.7)
Change in U.S. and foreign valuation allowance	10	—	(292)	(0.6)	(525)	(2.3)
Other	(3)	—	801	1.6	581	2.5
Total	$16,093	21.9%	$ 8,637	17.4%	$ 3,293	14.4%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes plus operating loss carryforwards. The tax effects of significant items comprising the Company's net deferred tax assets and liabilities are as follows:

(Amounts in thousands)	As of June 30, 2012	2011
Deferred tax assets		
Accrued expenses	$ 16,734	$ 17,734
Accounts receivable	652	—
Stock-based compensation	4,873	7,248
Net operating loss carryforwards	25,115	25,460
Inventory	6,860	6,546
Contingent liabilities	10,850	—
Research and development tax incentives, foreign tax credits, alternative minimum tax and other tax credits	10,581	9,382
Other	4,673	5,426
Gross deferred tax assets	$ 80,338	$ 71,796
Accounts receivable	$ —	$ (502)
Property, plant and equipment	(6,847)	(6,504)
Intangible assets	(50,081)	(33,635)
Other	(3,962)	(3,636)
Gross deferred tax liabilities	(60,890)	(44,277)
Valuation allowances	(325)	(315)
Total net deferred tax assets	$ 19,123	$ 27,204

The following table represents the classification of the Company's net deferred tax assets and liabilities:

(Amounts in thousands)	As of June 30, 2012	2011
Current net deferred tax assets	$ 37,669	$34,291
Non-current net deferred tax liabilities	(18,546)	(7,087)
Total net deferred tax assets	$ 19,123	$27,204

At June 30, 2012, the Company's consolidated balance sheet includes gross deferred tax assets of $25.1 million from net operating losses, comprised of $18.1 million and $6.2 million of U.S. federal and state net operating losses, respectively, and $0.8 million of foreign net operating losses. The need for a valuation allowance against domestic deferred tax assets was considered. The Company is in a domestic cumulative taxable loss position for the three-year period ended June 30, 2012, which is considered significant evidence indicating that the Company may not be able to realize some portion or all of these deferred taxes in the future. However, the Company believes, based on the weight of all available evidence, that it is more likely than not that it will generate sufficient domestic taxable income to realize the domestic net operating loss carryforwards before they expire. This conclusion considers available evidence, both positive and negative, including the Company's past operating results and forecast of future taxable income. In determining future taxable income, assumptions utilized include the anticipated amount of pre-tax domestic operating income and enacted tax rates. The Company concluded that the positive evidence supporting the realizability of the domestic deferred tax assets was sufficient, without having to assume the use of potentially available feasible and prudent tax planning strategies. The assumptions utilized in forecasting pre-tax income are based on historical data and expected business cycles. The domestic losses were generated in fiscal years 2008 and 2009 and were mainly attributable to expenses associated with the original Liz Claiborne license agreement and charges related to the Company's Global Efficiency Re-engineering initiative ("Initiative"), and are not considered to be reflective of the core historical earnings of the business. In fiscal 2009, the retail and consumer markets were severely impacted by one of the worst holiday seasons in recent history. The markets have begun to recover, and the Company believes this positive recovery trend will continue and that it will generate pre-tax profits as markets improve. For the year ended June 30, 2012, domestic pre-tax book income was $17 million, which included $4.9 million of inventory-related costs associated with the 2012 Acquisitions. Additionally, the Company has a strong domestic earnings history, including domestic pre-tax book income in fiscal years 2005 through 2007 and 2010 through 2011 ranging from $7.6 million to $28.8 million and $0.2 million to $5.9 million, respectively. These earnings were based on a consistent business model of selling fragrances and cosmetics with strong brand recognition. The Company also anticipates that improved pre-tax operating income will continue to result from improved gross margins due to its ongoing strategic and operating initiatives.

At June 30, 2012, the Company had U. S. federal operating loss carryforwards of $71 million that will begin to expire on June 30, 2024. The Company had state and local net operating loss carryforwards of $101.3 million that will expire as follows: approximately $0.2 million at June 30, 2013, $1.4 million at June 30, 2014, $12.8 million during the period from 2015 to 2018, and $86.9 million in 2019 and thereafter. An equivalent amount of federal and state taxable income would need to be generated in order to fully realize the U. S. federal and state net deferred tax assets before their expiration. In contrast to the U.S. Internal Revenue Code, many U.S. states do not allow the carryback of a net operating loss in any significant amount or have suspended the utilization of net operating losses for a specific period of time. As a result, in these states the Company's net operating loss carryforwards are significantly higher than the federal net operating loss carryforward. To the extent that the Company does not generate sufficient state taxable income within the statutory carryforward periods to utilize the loss carryforwards in these states, the loss carryforwards will expire unused. The state and local net operating loss carryforwards have an effective tax rate of approximately 5.0%. The Company believes that, based on its projections of future taxable income in its domestic jurisdictions, it will realize these net operating losses before they expire.

At June 30, 2012, the Company had foreign net operating loss carryforwards of approximately $3.8 million that will begin to expire in fiscal year 2013. The Company's ability to use foreign net operating loss carryforwards is dependent on generating sufficient future taxable income prior to their expiration. As a result, an equivalent amount of foreign taxable income would need to be generated in order to fully realize the foreign net operating loss carryforwards. However, due to the uncertainty of achieving sufficient profits to utilize foreign net operating loss carryforwards in certain jurisdictions, and the near-term expiration of certain foreign net operating loss carryforwards, as of June 30, 2012, the Company has recorded a valuation allowance of approximately $0.3 million related to these foreign net operating loss carryforwards.

In evaluating the need for a valuation allowance, the Company estimates future taxable income based on management approved forecasts. This process requires significant judgment by management about matters that are by their nature uncertain. If future events differ significantly from the Company's current forecasts, a valuation allowance may need to be established, which could have a material adverse effect on its results of operations and financial condition. The Company will continue to monitor and update its assumptions and forecasts of future taxable income and assess the need for a valuation allowance.

The Company has not provided for taxes on approximately $270 million of undistributed earnings of foreign subsidiaries, as these earnings are deemed to be permanently reinvested. If in the future these earnings are repatriated to the United States, or if the Company determines such earnings will be remitted in the foreseeable future, additional tax provisions may be required. Due to complexities in the tax laws and the assumptions that would have to be made, it is not practicable to estimate the amounts of income tax provisions that may be required.

Deferred tax assets relating to tax benefits of employee stock option awards have been reduced to reflect stock option exercises during the year ended June 30, 2012. Some exercises resulted in tax deductions in excess of previously recorded benefits based on the option value at the time of grant ("windfalls"). Although the additional tax benefit for the windfalls is reflected in net operating loss carryforwards, the additional tax benefit associated with the windfalls is not recognized for financial statement purposes until the deduction reduces taxes payable. Accordingly, windfall gross tax benefits of $13.7 million are not reflected in deferred tax assets. The deferred tax assets will be recognized with an offset to additional paid-in capital as the windfall reduces current taxes payable.

At June 30, 2012, the total amount of gross unrecognized tax benefits was $6.6 million. These unrecognized tax benefits could favorably affect the effective tax rate in a future period, if and to the extent recognized. The Company does not expect changes in the amount of unrecognized tax benefits to have a significant impact on its results of operations over the next 12 months.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits as of June 30, 2012, 2011 and 2010 was as follows:

	Year Ended June 30,		
(Amounts in thousands)	2012	2011	2010
Beginning balance	$4,837	$5,817	$6,725
Additions based on tax positions related to the current year	1,654	92	106
Additions for tax positions of prior years	70	27	—
Reductions for tax positions of prior years	—	(138)	—
Reductions due to closure of foreign tax audits	—	(932)	—
Reductions due to lapse of applicable statute of limitations	—	—	(994)
Gross balance	6,561	4,866	5,837
Interest and penalties	—	(29)	(20)
Ending balance	$6,561	$4,837	$5,817

The Company and its domestic subsidiaries file income tax returns with federal, state and local tax authorities within the United States. The Company also files tax returns for its international affiliates in various foreign jurisdictions. The statute of limitations for the Company's U.S. federal tax return years remains open for the year ended June 30, 2008 and subsequent fiscal years. The Internal Revenue Service ("IRS") began an examination of the Company's U.S. federal tax returns for the years ended June 30, 2008 and June 30, 2009 during fiscal year 2011. The Company expects that it will likely receive a Notice of Proposed Adjustment from the IRS in the next 60 to 90 days and that it will relate primarily to transfer pricing matters. The issues currently under discussion with the IRS are similar to those that have resulted in material proposed assessments against other companies, and the IRS may propose an adjustment in an amount that may be material to the Company's consolidated statements of operations in the period in which resolved unless resolved favorably to the Company. While any IRS examination contains an element of uncertainty, based on current facts and circumstances, the Company believes the ultimate outcome of the examination, including any subsequent protest or appeals process, will not have a material adverse effect on the Company's business, prospects, financial condition or cash flows. The year ended June 30, 2004 and subsequent fiscal years remain subject to examination for various state tax jurisdictions. In addition, the Company has subsidiaries in various foreign jurisdictions that have statutes of limitations generally ranging from one to five years. The year ended June 30, 2006 and subsequent fiscal years remain subject to examination for various foreign jurisdictions.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and related penalties in the provision for income taxes in the consolidated statement of operations, which is consistent with the recognition of these items in prior reporting periods.

NOTE 13. Repurchases of Common Stock

On November 2, 2010, the Company's board of directors authorized the repurchase of an additional $40 million of Common Stock under the terms of an existing $80 million common stock repurchase program and extended the term of the stock repurchase program from November 30, 2010 to November 30, 2012. On August 7, 2012, the Company's board of directors approved an extension of the stock repurchase program through November 30, 2014.

As of June 30, 2012, the Company had repurchased 4,029,201 shares of Common Stock on the open market under the stock repurchase program, at an average price of $16.63 per share and at a cost of approximately $67.0 million, including sales commissions, leaving approximately $53.0 million available for additional repurchases under the program. For the fiscal year ended June 30, 2012, there were no share repurchases.

During the first quarter of fiscal 2011, the Company paid approximately $1.2 million for the settlement of shares of Common Stock that were repurchased at the end of fiscal 2010 under the above discussed repurchased program.

In connection with the vesting of 343,800 shares of outstanding market-based restricted stock granted in 2005, in March 2011 the Company withheld 121,908 shares of Common Stock at a fair market value of $28.08 per share, representing a cost of approximately $3.4 million, to satisfy minimum statutory tax withholding obligations resulting from such vesting. The acquisition of these shares by the Company was accounted for under the treasury method.

NOTE 14. Stock Plans

At June 30, 2012, the Company had three active stock incentive plans, one for the benefit of non-employee directors of the Company's Board of Directors (the "Board"), the 2004 Non-employee Director Stock Option Plan (the "2004 Director Plan"), and two for the benefit of eligible employees and independent contractors (the 2004 Stock Incentive Plan and the 2010 Stock Award and Incentive Plan). In addition, as of June 30, 2012, stock options granted under the Company's 1995 Stock Option Plan, 1995 Non-Employee Director Plan and 2000 Stock Incentive Plan were still outstanding and restricted stock granted under the 2000 Stock Incentive Plan was still outstanding. The 1995 Stock Option Plan and the 2000 Stock Incentive Plan have expired by their terms and no further awards will be granted under the 1995 Stock Option Plan or the 2000 Stock Incentive Plan. The 2004 Director Plan replaced the 1995 Non-Employee Director Plan, and no further grants of stock options will occur under the 1995 Non-Employee Director Plan. All six plans were adopted by the Board and approved by the Company's shareholders.

The 2004 Stock Incentive Plan (the "2004 Incentive Plan") authorizes the Company to grant awards with respect to a total of 2,700,000 shares of Common Stock. The stock options awarded under the 2004 Incentive Plan are exercisable at any time or in any installments as determined by the compensation committee of the Board at the time of grant and may be either incentive or non-qualified stock options under the Internal Revenue Code, as determined by the compensation committee. The exercise price for stock option grants is equal to the closing price of the Common Stock on the date of grant. At June 30, 2012, 19,735 shares of Common Stock remained available for grant under the 2004 Incentive Plan.

The 2004 Director Plan authorizes the Company to grant non-qualified stock options for up to 350,000 shares of Common Stock to non-employee directors of the Company. Each year on the date of the annual meeting of the shareholders and provided that a sufficient number of shares remain available under the 2004 Director Plan, there will automatically be granted to each eligible director an option to purchase shares of Common Stock in such amount as the Board determines based on a competitive review of comparable companies. Each option granted under the 2004 Director Plan on an annual shareholders meeting date will become exercisable three years from the date of grant if such person has continued to serve as a director until that date, unless exercisability of the option is accelerated due to death, disability or retirement in good standing at or after age 70. No option may be exercisable after the expiration of ten years from the date of grant. The exercise price will equal the closing price of the Common Stock on the date of grant. At June 30, 2012, 103,400 shares of Common Stock remained available for grant under the 2004 Director Plan.

The 2010 Stock Award and Incentive Plan (the "2010 Plan") authorizes the Company to grant awards with respect to a total of 1,100,000 shares of Common Stock of which a maximum of 550,000 shares may be awarded as full value awards. A full value award is any award other than a stock option or stock appreciation right, which is settled by the issuance of shares. The stock options awarded under the 2010 Plan are exercisable at any time or in any installments as determined by the compensation committee of the Board at the time of grant and may be either incentive or non-qualified stock options under the Internal Revenue Code, as determined by the compensation committee. The exercise price for stock option grants is equal to the closing price of the Common Stock on the date of grant. At June 30, 2012, 1,008,900 shares of Common Stock remained available for grant under the 2010 Plan, of which 523,500 shares can be issued as full value shares.

For the years ended June 30, 2012, 2011 and 2010, total share-based compensation expense charged against income for all stock plans was as follows:

	Year Ended June 30,		
(Amounts in millions)	**2012**	**2011**	**2010**
Stock options	$1.5	$1.8	$2.2
Employee stock purchase plan	0.8	0.6	0.5
Restricted stock/restricted stock units	2.8	2.5	2.1
Total share-based compensation expense	$5.1	$4.9	$4.8

The tax benefit related to the compensation cost charged to income for the years ended June 30, 2012, 2011 and 2010, was approximately $1.1 million, $0.9 million and $0.7 million, respectively.

As of June 30, 2012, there were approximately $5.4 million of unrecognized compensation costs related to non-vested share-based arrangements granted under the Company's share-based compensation plans. These costs are expected to be recognized over a weighted-average period of approximately three years.

Stock Options

On August 6, 2012, the compensation committee of the Board approved the grant to certain employees of stock options to purchase shares of Common Stock. The stock options are due to vest in equal thirds over a three-year period on dates that are two business days after the Company's financial results for each of the fiscal years ending June 30, 2013, 2014 and 2015, are publicly announced, but only if the person receiving the grant is still employed by the Company at the time of vesting. The stock option grants are expected to be effective on August 13, 2012, the second business day after the Company's financial results for the fiscal year ending June 30, 2012 are scheduled to be publicly announced (the "2012 Equity Grant Date"), and will have a total aggregate compensation amount of approximately $1.5 million. The closing price of the common stock on the effective date of grant will be used to establish (i) the exercise price, and (ii) the total number of stock options to be granted based on the Black-Scholes option model.

Year Ended June 30, 2012. On August 15, 2011, the Board granted to employees stock options for 95,500 shares of Common Stock. The stock options are due to vest in equal thirds over a three-year period on dates that are two business days after the Company's financial results for each of the fiscal years ending June 30, 2012, 2013 and 2014, are publicly announced, but only if the person receiving the grant is still employed by the Company at the time of vesting. The exercise price of those stock options is $31.78 per share, which was the closing price of the Common Stock on the effective date of grant. The weighted-average grant date fair value of options granted was $14.51 per share based on the Black-Scholes option pricing model. The options expire ten years from the date of grant.

On November 9, 2011, the date of the Company's 2011 annual shareholders meeting, the Company granted stock options for an aggregate of 24,000 shares of Common Stock to six non-employee directors under the Company's 2004 Director Plan. All of the stock options granted on November 9, 2011, are exercisable three years from the date of grant if such persons continue to serve as a director until that date. The exercise price of those stock options is $33.19 per share, which was the closing price of the Common Stock on the date of grant. The weighted-average grant date fair value of options granted was $14.93 per share based on the Black-Scholes option pricing model. The options expire ten years from the date of grant.

Year Ended June 30, 2011. On August 16, 2010, the Board granted to employees stock options for 171,700 shares of Common Stock. The stock options are due to vest in equal thirds over a three-year period on dates that are two business days after the Company's financial results for each of the fiscal years ending June 30, 2011, 2012 and 2013, are publicly announced, but only if the person receiving the grant is still employed by the Company at the time of vesting. The exercise price of those stock options is $16.15 per share, which was the closing price of the Common Stock on the effective date of grant. The weighted-average grant date fair value of options granted was $7.22 per share based on the Black-Scholes option pricing model. The options expire ten years from the date of grant.

On November 1, 2010, the date of the Company's 2010 annual shareholders meeting, the Company granted stock options for an aggregate of 39,600 shares of Common Stock to six non-employee directors under the Company's 2004 Director Plan. All of the stock options granted on November 1, 2010, are exercisable three years from the date of grant if such persons continue to serve as a director until that date. The exercise price of those stock options is $20.69 per share, which was the closing price of the Common Stock on the date of grant. The weighted-average grant date fair value of options granted was $9.13 per share based on the Black-Scholes option pricing model. The options expire ten years from the date of grant.

Year Ended June 30, 2010. On August 17, 2009, the Board granted to employees stock options for 288,000 shares of Common Stock. The stock options are due to vest in equal thirds over a three-year period on dates that are two business days after the Company's financial results for each of the fiscal years ending June 30, 2010, 2011 and 2012, are publicly announced, but only if the person receiving the grant is still employed by the Company at the time of vesting. The exercise price of those stock options is $9.33 per share, which was the closing price of the Common Stock on the effective date of grant. The weighted-average grant-date fair value of options granted was $4.11 per share based on the Black-Scholes option-pricing model. The options expire ten years from the date of grant.

On November 12, 2009, the date of the Company's 2009 annual shareholders meeting, the Company granted stock options for an aggregate of 30,000 shares of Common Stock to five non-employee directors under the Company's 2004 Director Plan. In addition, the Board on that date granted 6,000 shares of Common Stock to an employee director under the Company's 2004 Incentive Plan. All of the stock options granted on November 12, 2009, are exercisable three years from the date of grant if such persons continue to serve as a director until that date. The exercise price of those stock options is $13.48 per share, which was the closing price of the Common Stock on the date of grant. The weighted-average grant-date fair value of options granted was $5.98 per share based on the Black-Scholes option-pricing model. The options expire ten years from the date of grant.

The option activities under the Company's stock option plans are as follows:

	Year Ended June 30,					
	2012		2011		2010	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Beginning outstanding options	2,314,949	$17.14	3,469,284	$16.36	3,310,627	$16.74
New grants	119,500	32.06	211,300	17.00	324,000	9.79
Exercised	(484,426)	14.80	(1,353,435)	15.09	(154,993)	10.26
Canceled/Expired	(14,000)	14.35	(12,200)	22.12	(10,350)	23.56
Ending outstanding options	1,936,023	$18.67	2,314,949	$17.14	3,469,284	$16.36
Exercisable at end of period	1,536,448	18.44	1,747,007		2,784,491	
Weighted average fair value per share of options granted during the year		$14.60		$ 7.58		$ 4.32

	Options Outstanding			Options Exercisable		
Range of Exercise Price	Number Outstanding as of June 30, 2012	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable as of June 30, 2012	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 9.33 – $15.00	626,105	5.1	$12.08	500,101	4.5	$12.53
$15.01 – $20.00	499,768	6.5	$17.97	385,297	6.0	$18.51
$20.01 – Over	810,150	4.6	$24.18	651,050	3.5	$22.95
	1,936,023	5.3	$18.67	1,536,448	4.5	$18.44

The intrinsic value of a stock option is the amount by which the current market value of the underlying stock exceeds the exercise price of the option. The intrinsic value of stock options is as follows:

	Year Ended June 30,		
(Amounts in millions)	2012	2011	2010
Stock options outstanding and exercisable at end of period	$31.3	$19.1	$2.5
Stock options exercised during fiscal year (based on average price during the period)	9.9	12.0	1.0

The weighted-average grant-date fair value of options granted during the years ended June 30, 2012, 2011 and 2010, was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended June 30,		
	2012	2011	2010
Expected dividend yield	0.00%	0.00%	0.00%
Expected price volatility	58.0%	56.0%	55.0%
Risk-free interest rate	1.29 – 1.91%	1.68 – 2.22%	2.22 – 2.45%
Expected life of options in years	4	4	4

Employee Stock Purchase Plan. Through November 30, 2011, the Company had an Employee Stock Purchase Plan (the "2002 ESPP") under which employees in certain countries were permitted to deposit after tax funds from their wages for purposes of purchasing Common Stock at a 15% discount from the lowest of the closing price of the Common Stock at either the start of the contribution period or the end of the contribution period. On November 30, 2011, purchases of Common Stock occurred under this plan for 39,063 shares. The 2002 ESPP terminated on November 30, 2011 at the conclusion of the last offering under the 2002 ESPP.

On August 9, 2011, the Board approved the Company's 2011 Employee Stock Purchase Plan (the "2011 ESPP") because the shares of Common Stock available under the 2002 ESPP were soon to be exhausted. The 2011 ESPP authorizes the issuance of up to 1,000,000 shares of Common Stock under terms and conditions that are, in all material respects, the same as those in the 2002 ESPP. The 2011 ESPP was approved by the Company's shareholders at the Company's 2011 annual shareholders meeting in November 2011, and became effective on December 1, 2011. On May 30, 2012 purchases of Common Stock occurred under this plan for 35,224 shares. The next purchase under the 2011 ESPP will be consummated on November 30, 2012.

Restricted Stock/Restricted Stock Units

On August 6, 2012, the compensation committee of the Board approved the grant to certain employees of service-based restricted stock units. The service-based restricted stock units will vest in equal thirds over a three-year period on a date that is two business days after the Company's financial results for each of the years ending June 30, 2013, 2014 and 2015 are publicly announced, but only if the person receiving the grant is still employed by the Company at the time of vesting. The restricted stock unit grants are expected to be effective on the 2012 Equity Grant Date, and will have a total aggregate compensation amount of approximately $3.6 million. The number of restricted stock units granted will be based on the closing price of the Company's common stock on the effective date of grant. The service-based restricted stock units are recorded as additional paid-in capital in shareholders' equity as amortization occurs over the three-year vesting period.

On August 6, 2012, the compensation committee of the Board also approved the grant of performance-based restricted stock units to the chief executive officer having a compensation value of approximately $0.9 million, effective on the 2012 Equity Grant Date. The vesting of these performance-based restricted stock units is subject to both performance and service criteria. The actual number of performance-based restricted stock units eligible for vesting will be determined based on the Company's achievement of specified earnings per share and revenue targets for the fiscal year ending June 30, 2013. The number of performance-based restricted stock units that are determined to be eligible to vest based on the Company's achievement of such performance criteria will then vest in three equal installments on the date that is two business days after the Company's financial results for each of the years ending June 30, 2013, June 30, 2014 and June 30, 2015 are publicly announced, subject to the continued employment of the chief executive through the applicable vesting date. The closing price of the common stock on the 2012 Equity Grant Date will be used to establish the specific number of performance-based restricted stock units that will be granted to the chief executive officer.

Year Ended June 30, 2012. On August 15, 2011, the Board granted to employees 98,300 service-based restricted stock units. The service-based restricted stock units vest in equal thirds over a three-year period on the date that is two business days after the Company's financial results for each of the years ending June 30, 2012, 2013 and 2014 are publicly announced, but only if the person receiving the grant is still employed by the Company at the time of vesting. The fair value of the service-based restricted stock units granted was based on the closing price of the Company's common stock on the date of grant. The service-based restricted stock units are recorded as additional paid-in capital in shareholders' equity as amortization occurs over the three-year vesting period.

Year Ended June 30, 2011. On November 2, 2010, 26,500 shares of service-based restricted stock were granted to employees of the Company. The grant of service-based restricted stock was originally approved on August 9, 2010 by the compensation committee of the Board, subject to shareholder approval of the 2010 Plan at the November 1, 2010 annual shareholders meeting and filing of a registration statement on Form S-8 relating to the Plan. The service-based restricted stock vests in equal thirds on the date that is two business days after the Company's financial results for each of the years ending June 30, 2011, 2012 and 2013 are publicly announced, but only if the person receiving the grant is still employed by the Company at the time of vesting. The service-based restricted stock is recorded as additional paid-in capital in shareholders' equity as amortization occurs over the vesting period.

On August 16, 2010, the Board granted to employees 146,400 shares of service-based restricted stock. The service-based restricted stock vests in equal thirds over a three-year period on the date that is two business days after the Company's financial results for each of the years ending June 30, 2011, 2012 and 2013 are publicly announced, but only if the person receiving the grant is still employed by the Company at the time of vesting. The fair value of the service-based restricted stock granted was based on the closing price of the Company's Common Stock on the date of grant. The service-based restricted stock is recorded as additional paid-in capital in shareholders' equity as amortization occurs over the three-year vesting period.

Year Ended June 30, 2010. On August 17, 2009, the Board granted to employees 259,200 shares of service-based restricted stock. The service-based restricted stock vests in equal thirds over a three-year period on the date that is two business days after the Company's financial results for each of the years ending June 30, 2010, 2011 and 2012 are publicly announced, but only if the person receiving the grant is still employed by the Company at the time of vesting. The fair value of the service-based restricted stock granted was based on the closing price of the Company's Common Stock on the date of grant. The service-based restricted stock is recorded as additional paid-in capital in shareholders' equity as amortization occurs over the three-year vesting period.

A summary of the Company's restricted stock and restricted stock unit activity for the year ended June 30, 2012, is presented below:

Restricted Stock	Shares (000)	Weighted Average Grant Date Fair Value
Non-vested at July 1, 2011	495	$14.86
Granted	—	$ —
Vested	(182)	$13.73
Forfeited/Cancelled	(111)	$18.88
Non-vested at June 30, 2012	202	$13.66

Restricted Stock Units	Shares (000)	Weighted Average Grant Date Fair Value
Non-vested at July 1, 2011	—	$ —
Granted	98	$31.78
Vested	—	$ —
Forfeited/Cancelled	—	$ —
Non-vested at June 30, 2012	98	$31.78

NOTE 15. Fair Value Measurements

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The accounting standards also have established a fair value hierarchy, which prioritizes the inputs to valuation techniques used in measuring fair value into three broad levels as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities

Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly

Level 3 — Unobservable inputs based on the Company's own assumptions

At June 30, 2012 and 2011, the estimated fair value of the Company's 7 3/8% Senior Notes was as follows:

(Amounts in thousands)	June 30, 2012	June 30, 2011
7 3/8% Senior Notes due March 2021 (Level 2)	$271,875	$260,625

The Company determined the estimated fair value amounts by using available market information and commonly accepted valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value, primarily due to the illiquid nature of the capital markets in which the 7 3/8% Senior Notes are traded. The use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

The Company's derivative assets and liabilities are currently composed of foreign currency contracts. Fair values are based on market prices or determined using valuation models that use as their basis readily observable market data that is actively quoted and can be validated through external sources, including independent pricing services, brokers and market transactions.

The following table presents the fair value hierarchy for the Company's financial assets and liabilities that were measured at fair value on a recurring basis as of June 30, 2012 and 2011:

(Amounts in thousands)	June 30, 2012 Asset	June 30, 2012 Liability	June 30, 2011 Asset	June 30, 2011 Liability
Level 1	$ —	$ —	$—	$ —
Level 2	586	382	—	1,978
Level 3	—	—	—	—
Total	$586	$382	$—	$1,978

See Note 16 for a discussion of the Company's foreign currency contracts.

Accounting standards require non-financial assets and liabilities to be recognized at fair value subsequent to initial recognition when they are deemed to be other-than-temporarily impaired. As of June 30, 2012, the Company did not have any non-financial assets and liabilities measured at fair value.

NOTE 16. Derivative Financial Instruments

The Company operates in several foreign countries, which exposes it to market risk associated with foreign currency exchange rate fluctuations. The Company's risk management policy is to enter into cash flow hedges to reduce a portion of the exposure of the Company's foreign subsidiaries' revenues to fluctuations in currency rates using foreign currency forward contracts. The Company also enters into cash flow hedges for a portion of its forecasted inventory purchases to reduce the exposure of its Canadian and Australian subsidiaries' cost of sales to such fluctuations as well as cash flow hedges for a portion of its subsidiaries' forecasted Swiss franc operating costs. The principal currencies hedged are British pounds, Euros, Canadian dollars, Australian dollars and Swiss francs. The Company does not enter into derivative financial contracts for speculative or trading purposes. The Company's derivative financial instruments are recorded in the consolidated balance sheets at fair value determined using pricing models based on market prices or determined using valuation models that use as their basis readily observable market data that is actively quoted and can be validated through external sources, including independent pricing services, brokers and market transactions. Cash flows from derivative financial instruments are classified as cash flows from operating activities in the consolidated statements of cash flows.

Foreign currency contracts used to hedge forecasted revenues are designated as cash flow hedges. These contracts are used to hedge forecasted subsidiaries' revenues generally over approximately 12 to 24 months. Changes to fair value of the foreign currency contracts are recorded as a component of accumulated other comprehensive income within shareholders' equity to the extent such contracts are effective, and are recognized in net sales in the period in which the forecasted transaction affects earnings or the transactions are no longer probable of occurring. Changes to fair value of any contracts deemed to be ineffective would be recognized in earnings immediately. There were no amounts recorded in fiscal 2012, 2011, or 2010 relating to foreign currency contracts used to hedge forecasted revenues resulting from hedge ineffectiveness. As of June 30, 2012, the Company had notional amounts of 13.1 million British pounds and 6.0 million Euros under foreign currency contracts used to hedge forecasted revenues that expire between July 31, 2012 and May 31, 2013.

Foreign currency contracts used to hedge forecasted cost of sales or operating costs are designated as cash flow hedges. These contracts are used to hedge the forecasted cost of sales of the Company's Canadian and Australian subsidiaries or operating costs of the Company's Swiss subsidiaries generally over approximately 12 to 24 months. Changes to fair value of the foreign currency contracts are recorded as a component of accumulated other comprehensive income within shareholders' equity, to the extent such contracts are effective, and are recognized in cost of sales or selling, general and administrative expenses in the period in which the forecasted transaction affects earnings or the transactions are no longer probable of occurring. Changes to fair value of any contracts deemed to be ineffective would be recognized in earnings immediately. There were no amounts recorded in fiscal 2012, 2011 or 2010 relating to foreign currency contracts used to hedge forecasted cost of sales or operating costs resulting from hedge ineffectiveness. As of June 30, 2012, the Company had notional amounts under foreign currency contracts of (i) 10.7 million Canadian dollars and 12.1 million Australian dollars used to hedge forecasted cost of sales, and (ii) 18.2 million Swiss francs to hedge forecasted operating costs that expire between July 31, 2012 and May 31, 2013.

When appropriate, the Company also enters into and settles foreign currency contracts for Euros, British pounds, Canadian dollars and Australian dollars to reduce exposure of the Company's foreign subsidiaries' balance sheets to fluctuations in foreign currency rates. These contracts are used to hedge balance sheet exposure generally over one month and are settled before the end of the month in which they are entered into. Changes to fair value of the forward contracts are recognized in selling, general and administrative expense in the period in which the contracts expire. For the year ended June 30, 2012, the Company recorded a credit of $0.4 million in selling, general and administrative expenses related to these contracts. For the years ended June 30, 2011 and 2010, the Company recorded a charge of $3.2 million and a credit of $1.3 million, respectively, in selling, general and administrative expenses related to these contracts. As of June 30, 2012, there were no such foreign currency contracts outstanding. There were no amounts recorded in fiscal 2012, 2011 and 2010 relating to foreign currency contracts to hedge subsidiary balance sheets resulting from hedge ineffectiveness.

The following tables illustrate the fair value of outstanding foreign currency contracts and the gains (losses) associated with the settlement of these contracts:

(Amounts in thousands)	Fair Value of Derivative Instruments Designated as Effective Hedges	
Balance Sheet Location	**June 30, 2012**	**June 30, 2011**
Other assets	$586	$ —
Other payables	$382	$1,978

Gain (Loss) Recognized on Derivatives in Other Comprehensive Income, Net of Tax (Effective Portion)

(Amounts in thousands)	Year Ended June 30,		
	2012	**2011**	**2010**
Currency Contracts — Sales	$ 293	$ (481)	$ 745
Currency Contracts — Cost of Sales	1,428	(1,284)	(366)
Currency Contracts — Selling, General and Administrative Expenses	(145)	—	—
Total	$1,576	$(1,765)	$ 379

(Loss) Gain Reclassified from Accumulated Other Comprehensive Income (Loss) into Income (Effective Portion)

(Amounts in thousands)	Year Ended June 30, 2012	2011	2010
Currency Contracts — Sales[1]	$ 391	$ (975)	$ 766
Currency Contracts — Cost of Sales[2]	(1,284)	(2,199)	(662)
Currency Contracts — Selling, General and Administrative Expenses[3]	19	—	—
Total	$ (874)	$(3,174)	$ 104

(1) Recorded in net sales on consolidated statements of income.
(2) Recorded in cost of sales on consolidated statements of income.
(3) Recorded in selling, general and administrative expenses on consolidated statements of income.

NOTE 17. Quarterly Data (Unaudited)

Condensed consolidated quarterly and interim information is as follows: *(Amounts in thousands, except per share data)*

	Fiscal Quarter Ended June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011
Net sales	$265,534	$239,279	$429,926	$303,534
Gross profit	129,690[1]	119,592	217,313	142,436
Income from operations	8,843[1]	7,365	61,792	17,271
Net income	3,625	2,191	42,371	9,232
Income per common share:				
Basic	$ 0.12[1]	$ 0.08	$ 1.46	$ 0.32
Diluted	$ 0.12[1]	$ 0.07	$ 1.42	$ 0.31

(1) For the year ended June 30, 2012, gross profit and income from operations include (i) $4.5 million of inventory–related costs primarily for inventory purchased by the Company from New Wave Fragrances LLC and Give Back Brands LLC, prior to the asset acquisitions from those companies, and (ii) $0.4 million for product discontinuation charges. Income from operations also includes (i) $1.4 million in license termination costs and $0.8 million in transaction costs associated with the 2012 Acquisitions. For the year ended June 30, 2012, inventory-related costs and transaction costs for the 2012 acquisitions, as well as product discontinuation charges and license termination costs reduced both basic and fully diluted earnings per share $0.17 and $0.16, respectively.

	Fiscal Quarter Ended June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010
Net sales	$253,750	$231,296	$405,633	$284,821
Gross profit	120,175	114,475	193,219	128,408
Income (loss) from operations	9,420	5,516	50,340	12,299
Net income (loss)	5,395	(3,251)	33,958	4,887
Income (loss) per common share:				
Basic	$ 0.19	$ (0.12)	$ 1.24	$ 0.18
Diluted	$ 0.18	$ (0.12)	$ 1.19	$ 0.17

NOTE 18. Segment Data And Related Information

Reportable operating segments, as defined by Codification Topic 280, *Segment Reporting*, include components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (the "Chief Executive") in deciding how to allocate resources and in assessing performance. As a result of the similarities in the procurement, marketing and distribution processes for all of the Company's products, much of the information provided in the consolidated financial statements is similar to, or the same as, that reviewed on a regular basis by the Chief Executive.

At June 30, 2012, the Company's operations are organized into the following two operating segments, which also comprise the Company's reportable segments:

- **North America** — The North America segment sells the Company's portfolio of owned, licensed and distributed brands, including the Elizabeth Arden products, to department stores, mass retailers and distributors in the United States, Canada and Puerto Rico, and also includes the Company's direct to consumer business, which is composed of the Elizabeth Arden branded retail outlet stores and the Company's global e-commerce business. This segment also sells the Elizabeth Arden products through the Red Door beauty salons, which are owned and operated by an unrelated third party that licenses the Elizabeth Arden and Red Door trademarks from the Company for use in its salons.
- **International** — The International segment sells the Company's portfolio of owned and licensed brands, including the Elizabeth Arden products, in approximately 120 countries outside of North America to perfumeries, boutiques, department stores, travel retail outlets and distributors.

In light of the repositioning of the Elizabeth Arden brand and the target for completing the initial roll-out of the repositioning by early October 2012, commencing with the first quarter of fiscal 2013, the Company will disclose financial information relating to the following categories: the Elizabeth Arden Brand (skin care, cosmetics and fragrances) and Celebrity, Lifestyle, Designer and Other Fragrances, in addition to its current segment reporting.

The Chief Executive evaluates segment profit based upon operating income, which represents earnings before income taxes, interest expense and depreciation and amortization charges. The accounting policies for each of the reportable segments are the same as those described in Note 1 — "General Information and Summary of Significant Accounting Policies." The assets and liabilities of the Company are managed centrally and are reported internally in the same manner as the consolidated financial statements; thus, no additional information regarding assets and liabilities of the Company's operating segments is produced for the Chief Executive or included herein.

Segment profit excludes depreciation and amortization, interest expense, debt extinguishment charges, consolidation and elimination adjustments and unallocated corporate expenses, which are shown in the table reconciling segment profit to consolidated income before income taxes. Included in unallocated corporate expenses are (i) restructuring charges that are related to an announced plan, (ii) costs related to the Initiative, which was substantially completed in fiscal 2011, (iii) restructuring costs for corporate operations, and (iv) acquisition-related costs. These expenses are recorded in unallocated corporate expenses as these items are centrally directed and controlled and are not included in internal measures of segment operating performance. The Company does not have any intersegment sales.

The following table is a comparative summary of the Company's net sales and segment profit by operating segment for the fiscal years ending June 30, 2012, 2011 and 2010.

(Amounts in thousands)	Year Ended June 30,		
	2012	2011	2010
Segment Net Sales:			
North America	$ 778,407	$ 756,731	$ 719,330
International	459,866	418,769	384,447
Total	$1,238,273	$1,175,500	$1,103,777
Segment Profit:			
North America	$ 128,692	$ 104,013	$ 92,741
International	13,316	6,420	551
Total	$ 142,008	$ 110,433	$ 93,292
Reconciliation:			
Segment Profit	$ 142,008	$ 110,433	$ 93,292
Less:			
Depreciation and Amortization	34,054	29,835	28,459
Interest Expense	21,759	21,481	21,885
Consolidation and Elimination Adjustments	5,575	1,854	13,509(3)
Unallocated Corporate Expenses	7,108(1)	7,637(2)	6,613(4)
Income Before Income Taxes	$ 73,512	$ 49,626	$ 22,826

(1) Amounts shown for the year ended June 30, 2012 include $4.5 million of inventory-related costs primarily for New Wave and Give Back Brands inventory purchased by us prior to the acquisitions, and $0.8 million in transaction costs associated with such acquisitions, $0.4 million for product discontinuation charges, and $1.4 million of license termination costs.

(2) Amounts shown for the year ended June 30, 2011 include (i) $6.5 million of debt extinguishment charges, (ii) $0.5 million of restructuring expenses for corporate operations, not related to the Initiative, (iii) $0.3 million of restructuring expenses related to the Initiative, and (iv) $0.3 million of expenses related to the implementation of an Oracle accounting and order processing system.

(3) Amounts for the year ended June 30, 2010, include $5.5 million related to a lower than normal price charged to the North America segment with respect to certain sales of inventory by that segment that were undertaken at the direction of corporate, rather than segment, management.

(4) Amounts for the year ended June 30, 2010, include (i) $3.9 million of expenses related to the implementation of an Oracle accounting and order processing system, (ii) $1.9 million of restructuring expenses related to the Initiative, (iii) $0.7 million of restructuring expenses not related to the Initiative, and (iv) $0.1 million of debt extinguishment costs.

During the year ended June 30, 2012, the Company sold its products in approximately 120 countries outside the United States through its international affiliates and subsidiaries with operations headquartered in Geneva, Switzerland, and through third party distributors. The Company's international operations are subject to certain risks, including political instability in certain regions of the world and diseases or other factors affecting customer purchasing patterns, economic and political consequences of terrorist attacks or the threat of such attacks and fluctuations in foreign exchange rates that could adversely affect its results of operations. See Item 1A - "Risk Factors." The value of international assets is affected by fluctuations in foreign currency exchange rates. For a discussion of foreign currency translation, see Note 16.

The Company's consolidated net sales by principal geographic areas and principal classes of products are summarized as follows:

(Amounts in thousands)	Year Ended June 30, 2012	2011	2010
Net sales:			
United States	$ 718,880	$ 701,642	$ 670,321
United Kingdom	71,749	69,922	70,257
Foreign (other than United Kingdom)	447,644	403,936	363,199
Total	$1,238,273	$1,175,500	$1,103,777
Classes of similar products (net sales):			
Fragrance	$ 941,869	$ 900,289	$ 854,000
Skin care	226,408	207,125	182,996
Cosmetics	69,996	68,086	66,781
Total	$1,238,273	$1,175,500	$1,103,777

Information concerning consolidated long-lived assets for the U.S. and foreign operations is as follows:

(Amounts in thousands)	June 30, 2012	2011
Long-lived assets		
United States(1)	$385,551	$253,867
Foreign(2)	39,443	34,707
Total	$424,994	$288,574

(1) Primarily exclusive brand licenses, trademarks and intangibles, net, and property and equipment, net.

(2) Primarily property and equipment, net.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Our Chairman, President and Chief Executive Officer, and our Executive Vice President and Chief Financial Officer, who are the principal executive officer and principal financial officer, respectively, have evaluated the effectiveness and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended), as of the end of the period covered by this annual report (the "Evaluation Date"). Based upon such evaluation, they have concluded that, as of the Evaluation Date, our disclosure controls and procedures are functioning effectively.

There have been no changes in our internal control over financial reporting during our most recent fiscal quarter that have materially affected, or are likely to materially affect, our internal control over financial reporting.

Management's report on our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), is included in our Financial Statements in Item 8 under the heading *Report of Management — Report on Internal Control Over Financial Reporting* and is hereby incorporated by reference. The related report of our independent registered public accounting firm is also included in our Financial Statements in Item 8 under the heading *Report of Independent Registered Public Accounting Firm.*

ITEM 9B. OTHER INFORMATION

Second Lien Term Loan

In connection with the 2012 Acquisitions and to take advantage of favorable interest rates and provide us with additional financial flexibility, on June 12, 2012, we entered into a second lien credit agreement with JP Morgan Chase Bank, N.A. providing us with the ability to borrow up to $30 million on or prior to July 2, 2012.

On July 2, 2012, we borrowed $30 million under the second lien term loan and used the proceeds to repay amounts under the credit facility. The second lien term loan is collateralized by a second priority lien on all of our U.S. accounts receivable and inventories, and the interest on borrowings charged under this second lien term loan is either LIBOR plus an applicable margin of 3.75% or the base rate specified in the second lien term loan (which is comparable to prime rates) plus a margin of 2.75%. The second lien term loan matures on July 2, 2014, but we have the option to prepay all or a portion of the term loan anytime on or after February 1, 2013, provided the borrowing availability under the credit facility is in excess of $35 million after giving effect to the applicable prepayment each day for the 30 day period ending on the date of the prepayment. JP Morgan Chase Bank, N.A. is the administrative agent and a lender under our credit facility.

Extension of Common Stock Repurchase Program

On August 7, 2012, our board of directors approved an extension of our common stock repurchase program through November 30, 2014. Our common stock repurchase program was set to expire on November 30, 2012. Under the common stock repurchase program, we may, from time to time, purchase shares of our common stock, $.01 par value per share in the open market or in privately negotiated transactions based on such factors as we deem appropriate, including any limitations under our debt agreements. As of June 30, 2012, we had repurchased 4,029,201 shares of common stock on the open market under the stock repurchase program since its inception in November 2005, at an average price of $16.63 per share and at a cost of approximately $67.0 million, including sales commissions, leaving approximately $53.0 million available for additional repurchases under the program.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Supplemental Code of Ethics for the Directors and Executive and Finance Officers that applies to our directors, our chief executive officer, our chief financial officer, and our other executive officers and finance officers. The full text of this Code of Ethics, as approved by our board of directors, is published on our website, at www.elizabetharden.com, under the section "Corporate-Investor Relations — Corporate Governance — Code of Ethics." We intend to disclose future amendments to and waivers of the provisions of this Code of Ethics on our website.

The other information required by this item will be contained in the Company's Proxy Statement relating to the 2012 Annual Meeting of Shareholders to be filed within 120 days after the end of our fiscal year ended June 30, 2012 (the proxy statement) and is incorporated herein by this reference or is included in Part I under "Executive Officers of the Company."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be contained in the proxy statement and is incorporated herein by this reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be contained in the proxy statement and is incorporated herein by this reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item will be contained in the proxy statement and is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item will be contained in the proxy statement and is incorporated herein by this reference.

PART IV

ITEM 15 EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements —

The consolidated financial statements, Report of Management and Report of Independent Registered Public Accounting Firm are listed in the "Index to Financial Statements and Schedules" on page 43 and included on pages 44 through 51.

2. Financial Statement Schedules —

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission (the "Commission") are either not required under the related instructions, are not applicable (and therefore have been omitted), or the required disclosures are contained in the financial statements included herein.

3. Exhibits (including those incorporated by reference).

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of the Company dated November 17, 2005 (incorporated herein by reference to Exhibit 3.1 filed as part of the Company's Form 10-Q for the quarter ended December 31, 2005 (Commission File No. 1-6370)).
3.2	Amended and Restated By-laws of the Company (incorporated herein by reference to Exhibit 3.1 filed as part of the Company's Form 8-K dated October 27, 2009 (Commission File No. 1-6370)).
4.1	Indenture, dated as of January 21, 2011, respecting Elizabeth Arden, Inc.'s 7⅜% Senior Notes due 2021, among Elizabeth Arden, Inc. and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company's Form 8-K dated January 21, 2011 (Commission File No. 1-6370)).
10.1	Third Amended and Restated Credit Agreement, dated as of January 21, 2011, among Elizabeth Arden, Inc., as borrower, JPMorgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as collateral agent and syndication agent, Wells Fargo Capital Finance, LLC, HSBC Bank USA, N.A. and U.S. Bank National Association, as co-documentation agents, JPMorgan Chase Bank, N.A., and Bank of America, N.A. as joint lead arrangers, and the other lenders party thereto (incorporated herein by reference to Exhibit 10.1 filed as part of the Company's Form 8-K dated January 21, 2011 (Commission File No. 1-6370)).
10.2	Amended and Restated Security Agreement dated as of January 29, 2001, made by the Company and certain of its subsidiaries in favor of Fleet National Bank (n/k/a Bank of America, N.A.), as administrative agent (incorporated herein by reference to Exhibit 4.5 filed as part of the Company's Form 8-K dated January 23, 2001 (Commission File No. 1-6370)).
10.3*	First Amendment to Third Amended and Restated Credit Agreement dated as of June 12, 2012, among Elizabeth Arden, Inc., as Borrower, JPMorgan Chase Bank, N.A., as the administrative agent, Bank of America, N.A., as the collateral agent, and the other banks party thereto.
10.4*	Credit Agreement (Second Lien) dated as of June 12, 2012, between Elizabeth Arden, Inc. and JPMorgan Chase Bank, N.A.
10.5	Amended and Restated Deed of Lease dated as of January 17, 2003, between the Company and Liberty Property Limited Partnership (incorporated herein by referenced to Exhibit 10.5 filed as a part of the Company's Form 10-Q for the quarter ended April 26, 2003 (Commission File No. 1-6370)).
10.6*	Amendment to the Amended and Restated Deed of Lease dated as of June 30, 2012, between the Company and Liberty Property Limited Partnership.
10.7+	2004 Stock Incentive Plan, as amended and restated (incorporated herein by reference to Exhibit 10.12 filed as part of the Company's Form 10-Q for the quarter ended December 31, 2007 (Commission File No. 1-6370)).
10.8+	2004 Non-Employee Director Stock Option Plan, as amended (incorporated herein by reference to Exhibit 10.2 filed as part of the Company's Form 10-Q for the quarter ended September 30, 2006 (Commission File No. 1-6370)).
10.9+	2000 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.14 filed as part of the Company's Form 10-Q for the quarter ended December 31, 2007 (Commission File No. 1-6370)).
10.10+	1995 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 10.4 filed as part of the Company's Form 10-Q for the quarter ended September 30, 2006 (Commission File No. 1-6370)).

Exhibit Number	Description
10.11+	2011 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 4.3 filed as part of the Company's Form S-8, Registration No. 333-177839, dated November 9, 2011 (Commission File No. 1-6370)).
10.12+	Non-Employee Director Stock Option Plan, as amended (incorporated herein by reference to Exhibit 10.6 filed as part of the Company's Form 10-Q for the quarter ended September 30, 2006 (Commission File No. 1-6370)).
10.13+	Form of Nonqualified Stock Option Agreement for stock option awards under the Company's Non-Employee Director Stock Option Plan (incorporated herein by reference to Exhibit 10.8 filed as a part of the Company's Form 10-Q for the quarter ended March 31, 2005 (Commission File No. 1-6370)).
10.14+	Form of Incentive Stock Option Agreement for stock option awards under the Company's 1995 Stock Option Plan (incorporated herein by reference to Exhibit 10.9 filed as a part of the Company's Form 10-Q for the quarter ended March 31, 2005 (Commission File No. 1-6370)).
10.15+	Form of Nonqualified Stock Option Agreement for stock option awards under the Company's 1995 Stock Option Plan (incorporated herein by reference to Exhibit 10.10 filed as a part of the Company's Form 10-Q for the quarter ended March 31, 2005 (Commission File No. 1-6370)).
10.16+	Form of Stock Option Agreement for stock option awards under the Company's 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.11 filed as a part of the Company's Form 10-Q for the quarter ended March 31, 2005 (Commission File No. 1-6370)).
10.17+	Form of Stock Option Agreement for stock option awards under the Company's 2004 Non-Employee Director Stock Option Plan (incorporated herein by reference to Exhibit 10.14 filed as a part of the Company's Form 10-Q for the quarter ended March 31, 2005 (Commission File No. 1-6370)).
10.18+	Form of Stock Option Agreement for stock option awards under the Company's 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.19 filed as a part of the Company's Form 10-K for the year ended June 30, 2005 (Commission File No. 1-6370)).
10.19+	Form of Restricted Stock Agreement for the restricted stock awards under the Company's 2004 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.20 filed as a part of the Company's Form 10-K for the year ended June 30, 2005 (Commission File No. 1-6370)).
10.20+	Elizabeth Arden, Inc. Severance Policy, as amended and restated on May 4, 2010 (incorporated herein by reference to Exhibit 10.31 filed as part of the Company's Form 10-Q for the quarter ended March 31, 2010 (Commission File No. 1-6370)).
10.21+	Form of Restricted Stock Agreement for service-based restricted stock awards (three-year vesting period) under the Company's 2000 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.32 filed as part of the Company's Form 10-K for the year ended June 30, 2007 (Commission File No. 1-6370)).
10.22+	Form of Indemnification Agreement for Directors and Officers of Elizabeth Arden, Inc. (incorporated by reference to Exhibit 10.1 filed as part of the Company's Form 8-K dated August 11, 2009 (Commission File No. 1-6370)).
10.23+	Elizabeth Arden Inc. 2010 Stock Award and Incentive Plan (incorporated by reference to Exhibit 4.3 filed as part of the Company's Form S-8, Registration No. 333-170287, filed on November 2, 2010 (Commission File No. 1-6370)).

Exhibit Number	Description
10.24+	Form of Restricted Stock Agreement for service-based stock awards under the Company's 2010 Stock Award and Incentive Plan (incorporated herein by reference to Exhibit 10.35 filed as part of the Company's Form 10-Q for the quarter ended September 30, 2010 (Commission File No. 1-6370)).
10.25+	Form of Restricted Stock Unit Agreement for restricted stock unit awards under the Company's 2010 Stock Award and Incentive Plan (incorporated herein by reference to Exhibit 10.22 filed as part of the Company's Form 10-Q for the quarter ended September 30, 2011 (Commission File No. 1-6370)).
12.1*	Ratio of earnings to fixed charges.
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of PricewaterhouseCoopers LLP.
24.1*	Power of Attorney (included as part of signature page).
31.1*	Section 302 Certification of Chief Executive Officer.
31.2*	Section 302 Certification of Chief Financial Officer.
32*	Section 906 Certifications of the Chief Executive Officer and the Chief Financial Officer.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

+ Management contract or compensatory plan or arrangement.
* Filed herewith.
** Filed herewith as Exhibit 101 are the following documents formatted in XBRL (Extensible Business Reporting Language): (i) audited consolidated balance sheets as of June 30, 2012 and June 30, 2011, (ii) audited consolidated statements of income for the fiscal years ended June 30, 2012, 2011 and 2010, respectively, (iii) audited consolidated statements of cash flows for the fiscal years ended June 30, 2012, 2011 and 2010, respectively and (iv) the notes to the audited condensed consolidated financial statements. Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

The exhibits to this annual report are listed in the Exhibit Index located on pages 101 - 104. Elizabeth Arden, Inc. will furnish any or all of these exhibits upon the payment of $.10 per page ($5.00 minimum). Any request for exhibits should be addressed to Investor Relations, Elizabeth Arden, Inc., 200 Park Avenue South, New York, NY 10003; should specify which exhibits are desired; should state that the person making such request was a shareholder on September 12, 2012 and should be accompanied by a remittance payable to Elizabeth Arden, Inc. in the minimum amount of $5.00. Elizabeth Arden, Inc. will bill for any additional charge.

CORPORATE AND INVESTOR INFORMATION

DIRECTORS

E. Scott Beattie
Chairman, President and
Chief Executive Officer
Elizabeth Arden, Inc.

A. Salman Amin(2)
Executive Vice President
Sales & Marketing
PepsiCo

Fred Berens(1, Chairperson) (2, Chairperson)
Managing Director - Investments
Wells Fargo Advisors LLC

Maura J. Clark(1,3)
President, Direct Energy Business
Direct Energy Services, LLC

Richard C.W. Mauran(3, Chairperson)
Private Investor

William M. Tatham(1,2)
Chief Executive Officer
NexJ Systems, Inc.

J. W. Nevil Thomas(1,3)
President and Chief Executive Officer
Nevcorp, Inc.

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee

ANNUAL MEETING

Our annual meeting of shareholders will be held on November 7, 2012 at 10:00 a.m. local time at our Florida offices located at 2400 SW 145 Avenue, Miramar, Florida 33027.

CORPORATE OFFICES

2400 SW 145 Avenue
Miramar, Florida 33027
954-364-6900

200 Park Avenue South
New York, New York 10003
212-261-1000

200 First Stamford Place
Stamford, Connecticut 06902
203-462-5700

28, chemin de Joinville
1216 Cointrin-Geneva
41-22-791-8711

COMMON STOCK INFORMATION

Our common stock is traded on the Nasdaq Global Select Market under the symbol "RDEN."

INVESTOR RELATIONS

For investor information, including filings with the Securities and Exchange Commission and other financial literature, please visit our website at www.elizabetharden.com or write to us at:
Elizabeth Arden, Inc.
Investor Relations
200 Park Avenue South
New York, New York 10003

TRANSFER AGENT AND REGISTRAR

American Stock Transfer and Trust Company
6201 15th Avenue
Brooklyn, New York 11219
800-937-5449

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017



Elizabeth Arden

NEW YORK